Filed with the Securities and Exchange Commission on May 22, 2007.

Registration No. 333-142605

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

(previously submitted as a confidential filing)

STARLIMS Technologies Ltd.

(f/k/a LIMS LABORATORY INFORMATION MANAGEMENT SYSTEMS LTD.)

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

STARLIMS Technologies Ltd.
32B Habarzel Street
Tel Aviv 69710
Israel
+972-3-6485 227

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

STARLIMS Corporation
4000 Hollywood Boulevard
Hollywood, Florida 33021-6755
954-964-8663
Attn: President

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Steven J. Glusband, Esq. Sharon Rosen, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Tel: (212) 732-3200 Fax: (212) 732-3232	Nira Lahav, Adv. Avi Slonim, Adv. Lahav, Litvak-Abadi & Co. 52 Menachem Begin Sonol Tower, 21st Floor Tel Aviv 67137, Israel Tel: +972 3 688 2020 Fax: +972 3 688 2021	Robert L. Grossman, Esq. Lorne S. Cantor, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, FL 33131 Tel: (305) 579-0500 Fax: (305) 579-0717	Alon Sahar, Adv. Hanan O. Haviv, Adv. Herzog, Fox & Neeman Asia House, 4 Weizmann Street Tel Aviv, 64239, Israel Tel: +972 3 692 2020 Fax: +972 3 696 6464

Approximate date of commencement of proposed sale to the public:    As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 22, 2007

PROSPECTUS

2,100,000 Ordinary Shares

This is the initial public offering of our ordinary shares in the United States. All of the 2,100,000 ordinary shares to be sold in the offering are being sold by us.

Prior to this offering there has been no public offering for our ordinary shares in the United States. Our ordinary shares are currently traded on the Tel Aviv Stock Exchange, or TASE. The last reported market price of our ordinary shares on the TASE on May 21, 2007 was New Israeli Shekels 54.91 ($13.73) and we expect that the initial public offering price per ordinary share will be within a range of $13.50 and $15.50. Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol ‘‘LIMS.’’

Investing in our ordinary shares involves a high degree of risk. Please read ‘‘Risk Factors’’ beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us.	$	$

(1)	Does not include a non-accountable expense allowance in the amount of $100,000 payable to the representative of the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional 315,000 ordinary shares from us solely to cover over-allotments, if any, at the public offering price per ordinary share, less underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about            , 2007.

Oppenheimer & Co.	JMP Securities

The date of this prospectus is                                 , 2007.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before deciding to invest in our ordinary shares. You should read this entire prospectus carefully, including the risks of investing in our ordinary shares discussed under ‘‘Risk Factors’’ beginning on page 7, our financial statements and the related notes included in this prospectus and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

Unless the context otherwise requires, references in this prospectus to ‘‘the company,’’ ‘‘our company,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ means STARLIMS Technologies Ltd. and its subsidiaries.

Overview

We are a leading provider of laboratory information management systems, or LIMS, and have over 20 years experience in the LIMS market. We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS®. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. We are one of the first LIMS vendors to offer a true web-based, configurable off-the-shelf, LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

Our STARLIMS solution is used by more than 500 laboratories in over 40 countries around the world and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

Our Solution

Our configurable off-the-shelf STARLIMS software is our flagship product. STARLIMS is designed to assist laboratories in automating their processes, improving performance and complying with regulatory requirements. Such regulations typically require stringent automated electronic record-keeping of all events in a sample’s lifecycle, including chain-of-custody, sampling, preparation, testing, approval and electronic signatures. STARLIMS continuously guides the physical movement of a sample in the laboratory, tracking and recording each step of the process enabling sample traceability.

According to a recent report on the LIMS market that was prepared at our request by Frost & Sullivan, a market research firm, suppliers of commercial LIMS had revenues of approximately $440 million in 2006 and the global market is expected to grow at a compound annual rate of 12% through 2010, when it is expected to reach approximately $700 million.

The increasing geographic reach of many organizations has resulted in laboratories being dispersed in various geographic sites across the globe. For example, a pharmaceutical company may conduct research and development in one country, clinical trials in a second country, and manufacturing and quality control in a third. Nevertheless, analytical results pertaining to a single product must be cohesively managed so that the various departments and individuals of those organizations can access the information they require. The improvement in the connectivity between dispersed locations of organizations and the adoption of internet-based technologies has resulted in an increased demand for web-based applications, including web-based LIMS solutions, such as STARLIMS.

The growing market for commercial LIMS has also benefited from the transition from legacy systems, which traditionally have been custom-designed systems, to commercial LIMS systems, such as STARLIMS. Legacy LIMS are often costly to maintain and may fail to comply with evolving regulatory requirements. The need to comply with industry regulation and enforce traceability of laboratory tests is a key factor driving the demand for commercial LIMS implementations.

Additionally, demand has emerged for comprehensive scientific content management, primarily in research and development laboratories. Data produced in scientific research is primarily unstructured (such as an individual’s interpretation of data in the form of written reports, email discussions between colleagues and original raw data from instruments) and to date have not been managed effectively by LIMS. Such data is currently managed by electronic laboratory notebooks, or ELNs, and scientific document management systems, or SDMSs, which are in early stages of industry-adoption. We believe that many of our current and prospective customers are seeking a single solution that incorporates disparate types of data, enabling users to efficiently store and re-use data rather than spend laborious time alternating between different data repositories. We are currently developing what we believe to be the first LIMS solution that will provide SDMS and ELN functionalities, which are expected to be released during the fourth quarter of 2007 and during 2008, respectively.

To support our customers, we have built a highly trained professional service network with a presence in 20 countries, which has earned us a reputation for high quality service. Our professional services team provides our customers with training and technical support and assists them in implementation of our products. As of March 31, 2007, 84 full-time employees were engaged in implementation and support. This core team is augmented by approximately 110 consultants employed by our global distribution and services network. The senior members of our professional services team have between 12 to 20 years of experience in the LIMS industry.

Our Competitive Advantages

Our key competitive advantages and strengths include:

•	We have been a pure play LIMS provider for 20 years;

•	We are an innovator in the LIMS industry;

•	Our web-based LIMS solution addresses evolving market trends towards centralized LIMS solutions;

•	Our LIMS solution enhances and simplifies the ability of our customers to comply with existing and emerging regulatory standards; and

•	We believe that we will be the first to offer a LIMS solution that provides SDMS and ELN functionalities.

Our Strategy

Our growth strategy is to:

•	Expand our international sales. We are a leading LIMS provider and in 2005 and 2006, approximately 76% and 74% of our revenues, respectively, were derived from sales in North America. We entered into the fast growing and emerging markets of China, Southeast Asia and Eastern Europe in the last three years and intend to leverage our position in these markets. We also intend to pursue market share in developed markets in Western Europe and the Pacific Rim, to which we have recently begun to devote more resources.

•	Increase penetration within our core markets. We believe that we will be able to leverage our web-based technology, as well as our reputation as a commercial LIMS provider and for high quality service, to further penetrate our core markets.

•	Expand our presence in the LIMS replacement market. Home-grown and custom-designed first-generation LIMS have become obsolete and in certain instances non-compliant, spurring growth in the LIMS replacement market. In addition, several LIMS providers are no longer supporting their legacy LIMS. This presents an opportunity for us to leverage our web-based technology and expertise. We have begun to identify likely targets for our marketing and sales efforts in the replacement market and have made initial sales in this market.

•	Continue to expand our product offerings to address adjacent markets. We intend to expand our product functionalities to address complementary markets, such as the ELN and SDMS markets. To achieve this, we intend to develop new software products through internal development, possible acquisitions and partnerships with third-party technology providers.

•	Pursue business acquisitions. We intend to pursue targeted complementary business acquisitions where we believe we can enhance value. We currently have no specific plans, commitments, proposals, arrangements or agreements with respect to any acquisition.

Our Corporate Information

We were incorporated under the laws of the State of Israel in May 1986 as L.I.M.S. Laboratory Information and Management Systems Ltd. We changed our name to LIMS Laboratory Information Management Systems Ltd. in January 2006 and to STARLIMS Technologies Ltd. in April 2007. In November 1993, we completed an initial public offering of our ordinary shares in Israel and our ordinary shares have traded on the TASE since such time. Our principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel and our telephone number is + 972-3-6485227. Our principal subsidiary, STARLIMS Corporation, a Florida corporation, is located at 4000 Hollywood Boulevard, Hollywood, Florida 33021-6755 and its telephone number is 954-964-8663. Our website address is http://www.starlims.com. The information contained on our website is not a part of this prospectus.

The Offering

Ordinary shares offered by us	2,100,000 shares.

Ordinary shares to be outstanding after the offering(1)	8,595,000 shares.

Over-allotment option	315,000 shares.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business.

Proposed NASDAQ Global Market Symbol	Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol ‘‘LIMS.’’

Risk factors	For a discussion of the risks related to our company, this offering and our operations in Israel, see ‘‘Risk Factors’’ beginning on page 7.

(1)	The number of our ordinary shares outstanding after this offering is based on the number of ordinary shares outstanding as of March 31, 2007 and does not include:

•	227,000 ordinary shares issuable upon exercise of stock options outstanding under our existing stock option plans as of March 31, 2007;

•	25,000 ordinary shares issuable upon exercise of stock options that may be granted in the future under our existing stock option plans as of March 31, 2007; and

•	315,000 ordinary shares that may be issued by us to cover over-allotments, if any.

Unless otherwise indicated, the information in this prospectus also assumes that the underwriters do not exercise their over-allotment option to purchase up to 315,000 ordinary shares from us.

Summary Consolidated Financial Data
(U.S. dollars in thousands, except share and per share data)

The following summary of consolidated financial data should be read together with the sections in this prospectus entitled ‘‘Selected Consolidated Financial Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ as well as our consolidated financial statements and related notes. The summary of consolidated statements of income data for the years ended December 31, 2004, 2005 and 2006 is derived from our audited consolidated financial statements. The summary of consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the summary of consolidated balance sheet data as at March 31, 2007 are derived from our unaudited condensed interim consolidated financial statements. Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Statements of Income Data:
Revenues:
Products	$6,806	$11,814	$11,127	$1,704	$3,406
Services	2,826	4,400	8,638	1,616	2,001
Total revenues	9,632	16,214	19,765	3,320	5,407
Cost of revenues	2,020	3,426	5,588	1,128	1,826
Gross profit	7,612	12,788	14,177	2,192	3,581
Research and development expenses	806	1,373	1,866	424	676
Selling and marketing expenses	3,087	4,099	4,741	1,020	1,165
General and administrative expenses	1,280	1,992	2,634	555	573
Operating income	2,439	5,324	4,936	193	1,167
Financial income, net	494	271	610	73	131
Income tax expense	846	1,969	1,762	84	187
Net income	$2,087	$3,626	$3,784	$182	$1,111
Basic earnings per share	$0.33	$0.57	$0.59	$0.03	$0.17
Weighted average number of ordinary shares used in computing basic earnings per share	6,352,922	6,380,774	6,459,030	6,413,124	6,490,970
Diluted earnings per share	$0.33	$0.56	$0.58	$0.03	$0.17
Weighted average number of ordinary shares used in computing diluted earnings per share	6,376,276	6,506,904	6,559,985	6,544,152	6,600,400
Dividends paid*	$1,064	$1,456	$1,389	$1,389	$1,914

*	We paid annual dividends of New Israeli Shekels, or NIS, 0.75 per ordinary share in January 2004 and NIS 1.00 per ordinary share in January 2005 and 2006. In January 2007, we paid an annual dividend of NIS 1.25 per ordinary share, or $1.9 million in total. Although we have paid dividends on an annual basis during the last five years, we do not intend to declare or distribute dividends for a period of at least 12 months following this offering.

	As of March 31, 2007
	Actual	As adjusted(1)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,959	$28,924
Total assets	18,500	44,095
Working capital	7,725	33,690
Total shareholders’ equity	$13,161	$38,756

(1)	As adjusted to give effect to the issuance of 2,100,000 ordinary shares in this offering at an assumed offering price of $13.73 per share (based on the closing price of our ordinary shares on the TASE on May 21, 2007), after deducting underwriting discounts and commissions and the remaining estimated offering expenses payable by us, as if these events had occurred as of March 31, 2007.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Company

We operate in a highly competitive industry and if we are not able to compete effectively our business and operating results may be adversely affected.

We operate in a highly competitive industry. Some of our competitors are large international analytical instrument suppliers who also supply LIMS software. These competitors have greater name recognition, longer operating histories and significantly greater resources than we have. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards (regulatory or otherwise) or customer requirements. In addition, if the market experiences a greater degree of consolidation, we may face competitors that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise and larger sales forces than we have, which could put us at a competitive disadvantage. With the growth of the LIMS market, we may face increased competition in the future if new entities enter our markets. Increased competition may result in pricing pressures, which could negatively impact our sales, gross margins or market share. Further, we may encounter difficulties in the future should we attempt to enter into geographical or vertical markets in which we have no prior experience. We may not be able to maintain or enhance our competitive position against current and future competitors. Our failure to compete effectively could adversely affect our business, financial condition or results of operations, which could negatively impact our revenues and our ability to generate profits.

Furthermore, the market for our software products is characterized by evolving regulatory requirements and industry standards, as well as frequent new product and service introductions and enhancements that may render existing product offerings obsolete. As a result, we are susceptible to rapid and significant declines in market share due to unforeseen changes in the quality features, functions or pricing of competing products.

Our quarterly operating results have historically fluctuated and may do so in the future.

Our revenues are generally attributable to a small number of transactions in each quarter. Such transactions are dependent upon our customers’ initial decision to replace their existing LIMS, and consequently, a decision as to which product to purchase. These are major decisions and accordingly, the sales cycle for our software product offerings can vary significantly and typically ranges from six to 12 months from initial contact to execution of contract and shipment. Customers often defer the closing of a transaction to the end of our quarter, so quarterly results generally cannot be adequately predicted and frequently are not known until the end of the quarter.

Our software products are generally shipped as binding orders are received and accordingly, revenues in any quarter are dependent on orders booked and shipped in that quarter and are not predictable with any high degree of certainty. Furthermore, a single sale transaction may represent a significant portion of our revenues and profit for a quarter. A delay in just one of these transactions from one quarter into a subsequent quarter, or a loss of one of these potential transactions, could cause our quarterly results to fluctuate significantly.

Our quarterly revenues may also fluctuate in the future, as a result of a number of other factors including, without limitation:

•	government budgetary requirements that certain budgets be utilized during a specified period;

•	the timing of new product announcements and product introductions by us or our competitors;

•	market acceptance of new products, applications and product enhancements;

•	our success in expanding our sales and marketing programs;

•	deferrals of customer orders in anticipation of new products, applications, product enhancements, or public and private sector initiatives; and

•	general market and economic factors.

Because a significant percentage of our quarterly expenses are fixed, a variation in the timing of closing transactions and delivering our software and professional services can cause significant variations in operating results from quarter to quarter. Accordingly, the loss or deferral of even one such transaction can have a significant adverse impact on our quarterly revenues and profitability and could also cause us to achieve quarterly financial results that are below projections of securities analysts and, as a result, may negatively impact the market price of our shares. Based on the foregoing, we believe that interim period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, our historical operating results are not necessarily indicative of future performance for any particular period.

A significant portion of our sales are to laboratories in the public sector and our financial condition, operating results and prospects would be adversely affected by U.S. government budget cutbacks or spending reductions or if our U.S. subsidiary was excluded in the future from U.S. federal government projects because it is a foreign-owned company.

In 2005 and 2006, sales to laboratories in the public sector accounted for 54% and 44% of our total revenues, respectively. Of the total revenues in 2005 and 2006, 50% and 32%, respectively, were attributable to U.S. federal, state and local government contracts. We believe that the success and growth of our business will continue to depend upon our successful procurement of government contracts. Companies that are not incorporated and located in the United States, or that are owned by non-U.S. entities, may be excluded from certain U.S. federal government projects. Our financial condition and operating results would be adversely affected if our U.S. subsidiary was excluded in the future from U.S. federal government projects because it is a foreign-owned company. In addition, the award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products. Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process, could have an adverse affect on our business, financial condition and results of operations.

We participate in a program that facilitates sales of our products and services to U.S. federal government laboratories. If we are unable to continue to participate in this program in the future, or we do not comply with the terms of our U.S. federal government contracts, our revenues and prospects would be materially harmed.

In 2004, we were awarded a U.S. General Services Administration, or GSA, Information Technology Schedule 70, or GSA Schedule 70. The GSA Schedule 70 program is intended to facilitate efficient sales to U.S. federal government agencies and requires that we provide government agencies with ‘‘most-favored nation’’ type pricing with respect to sale of our products to the government agencies. In addition, government agencies that purchase our products pursuant to GSA contracts are permitted to conduct administrative audits of us as part of their routine audits and investigations of government contracts. As part of the audit process, among other things, the government agency may review our performance under the contract, cost structure, including the cost of comparable products to third parties, and compliance with applicable laws, regulations and standards. If any of our winning bids is found to be improperly priced, a portion of the revenue received by us may have to be refunded and an additional penalty may have to be paid by us. Any future audit with unfavorable results could materially adversely affect our competitive position, prospects and our operating results and financial condition. If our GSA Schedule 70 award is not extended after its initial term, which expires in July 2009, or if we do not comply with the terms of our contracts with the GSA, or if in the future the U.S. federal government ceases doing business with us or significantly decreases the amount of business it does with us, our revenues and prospects would be materially harmed.

We could incur substantial costs resulting from software product liability claims relating to our software products or our customers’ use of our software products. Material software product errors could adversely affect our reputation, result in significant costs to us, expose us to a risk of litigation and possible liability and impair our ability to sell our software products in the future.

Software products as complex as ours often contain undetected errors or failures. Our software is used in critical systems and our customers may have a greater sensitivity to product errors and failures than customers of other software products due to the sensitive nature of the information captured by our LIMS solution. We have in the past discovered errors in our software applications and will likely continue to do so in the future. Material product errors could adversely affect the collection and processing of data by our customers and as a result, harm our reputation, result in significant costs to us, expose us to a risk of litigation and possible liability, impair our ability to sell our products in the future and result in our inability to attract or retain customers. The costs arising from such litigation could adversely affect our operating margins. Further, we cannot assure you that our existing general liability insurance coverage will continue to be available at reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

Our recent software release is at a relatively early stage of market adoption and the failure of this product to achieve or maintain wide adoption would harm our operating results.

In early 2006, we began offering Version 10 of STARLIMS, which is the first web-based version of our software. Broad and timely adoption of our recent software release and any products we may release in the future is critical to our future success and is subject to a number of significant risks, some of which are outside our control. These risks include:

•	our customers’ and prospective customers’ adoption of our LIMS product offerings;

•	our ability to meet product development and release schedules; and

•	our ability to significantly expand our internal resources and increase our capital and operating expenses to support the anticipated growth in demand for our software products.

Our failure to address, mitigate or manage these risks would seriously harm our business.

Our future success depends in part upon our ability to develop new products and enhance our existing products. Failure to successfully introduce new or enhanced products to the market in a timely manner may adversely affect our business, financial condition and results of operations.

Our future success depends in part on our ability to develop enhancements to our existing products and to timely introduce new products that keep pace with rapid technological developments and changes in customers’ needs. We must continue to modify and enhance our products to keep pace with changes in network platforms, operating systems, software technology and changing customer demands. Any failure of our products to operate effectively with future network platforms and technologies could reduce the demand for our products and result in customer dissatisfaction.

Furthermore, any new products or enhancements that we develop may not be released in a timely manner and may not achieve the market acceptance necessary to generate significant sales revenues. As a result, we may expend significant resources towards research and development for new or enhanced products, which may not gain market acceptance or generate sufficient sales to offset the costs of research and development. If we are unable to timely and successfully develop new products or improve our existing products, or if we fail to position or price our products to meet market demand, our business, financial condition and results of operations will be adversely affected.

Failure to manage our growth effectively could harm our business.

In recent years we have been experiencing rapid growth that has placed a significant strain on our operational and financial resources and our personnel. From January 1, 2004 to March 31, 2007, the number of our full-time employees increased from 42 to 152. To manage our anticipated future growth effectively, we must expand operations in geographically dispersed locations, and attract, integrate, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, highly skilled software engineers and management personnel. We must also continue to maintain and may need to enhance our information technology infrastructure and financial and accounting systems and controls. Failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

We are dependent on the key members of our management and if we are unable to retain these key managers and hire additional skilled personnel, we may be unable to achieve our goals.

Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Two of our executive officers may terminate their relationship with us upon 180 days prior written notice, two are required to provide 90 days prior written notice and the remaining two may terminate their relationship with us at any time. Some of our non-executive employees may terminate their relationship with us at any time, while others are subject to a prior written notice requirement of between 30 and 90 days. The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives. Our ability to replace key members of our management team and hire additional skilled personnel in the future might be negatively impacted by the use of restrictive covenants in our industry and market. Because of the technical nature of our software products and the dynamic market in which we compete, any failure to attract and retain qualified direct sales, professional services and product development personnel, as well as our contract employees, could have a material adverse affect on our ability to generate sales, deploy our software products or successfully develop new software products and enhancements.

The global nature of our business exposes us to multiple risks and these risks may increase in the future due to the expected global expansion of our business.

For the years ended December 31, 2005 and 2006, approximately 24% and 26%, respectively, of our revenues were derived from operations outside of North America. We expect that our international operations will account for a more significant portion of our revenues in the future. As a result of our international operations, we are exposed to many risks and uncertainties, including:

•	difficulties in staffing, managing and supporting operations in multiple countries;

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	government currency control and restrictions on repatriation of earnings;

•	fluctuations in foreign currency exchange; and

•	political and economic changes, hostilities and other disruptions in regions where we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our software products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition. These risks may increase in the future due to the expected global expansion of our business.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

In June 2006, we received a pre-ruling from the Israeli Tax Authority according to which a development center we established in November 2006 in Ashkelon, Israel will be regarded as a ‘‘Benefited Enterprise.’’ This entitles us to tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. The benefits include full exemption from corporate tax on undistributed taxable income attributable to the Benefited Enterprise, reduced tax on dividends and accelerated depreciation for manufacturing assets. For a ten year period ending December 31, 2015, any taxable income attributable to an increase in the revenues we account for in Israel over the average annual revenues for the years 2003-2005 ($3.5 million) will be tax exempt. Had we been entitled to this tax benefit in 2006, our total tax liability would have been reduced by approximately $600,000, and our effective tax rate would have decreased from approximately 32% to approximately 21%. The benefits also are conditional on our compliance with certain conditions in the Investments Law and the terms in a pre-ruling from the Israeli Tax Commission. Under the Investments Law, we must comply with at least one of three conditions during the period of entitlement, of which the following two conditions are applicable to our business: (i) that revenues of our Benefited Enterprise from any single country not exceed 75% of its total revenues; and (ii) that 25% of our Benefited Enterprise’s revenues during the benefit period derive from sales into a single country with a population of at least 12 million. The pre-ruling that we received is subject to several conditions, which include, among other things, that we remain controlled and managed from Israel throughout the benefit period and that we not change our line of business or business model, or significantly reduce the volume of our production or variety of our products. In addition, under the pre-ruling, during the benefit period, a certain percentage of our and our U.S. subsidiary’s employees who are engaged in core research and development must be located in Israel, a certain percentage of our and our U.S. subsidiary’s employees who are engaged in quality control must be located in Israel and no less than 12 of the employees engaged in core research and development must be recruited and employed in Israel. If we do not comply with one or more of those conditions we may be required to refund the full amount of the tax benefits, linked to the Israeli consumer price index, plus interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result would adversely affect our results of operations and financial condition.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. We currently have no commitments or agreements with respect to any acquisition. The specific risks we may encounter in these types of transactions may include:

•	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, which could adversely affect our results of operations and financial conditions;

•	the diversion of management’s attention from other business concerns;

•	difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target business and realizing the anticipated synergies of the combined businesses;

•	the purchase price or other resources that we devote to an acquisition may exceed the value we eventually realize from the acquisition, or may exceed the value we could have realized had we allocated the purchase price or such other resources to a different business opportunity; and

•	the possibility that acquired assets become impaired, requiring us to record an impairment charge to earnings which could be significant to our results of operations.

The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology.

We may in the future be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party. Our technology may now or in the future infringe on the intellectual property rights held by others. The legal framework for software patents is rapidly evolving and software developers may increasingly be subject to infringement claims. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We may also not be able to successfully develop alternative technology on a timely basis, if at all, nor be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the applicable technology. In addition, we generally state in our customer agreements that we will indemnify our customers against third party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts in the event that a suit is brought directly against us and our customers. Infringement claims asserted against us or our distributors could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, in general we require our employees and consultants to enter into confidentiality, non-competition agreements and assignment of invention agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, results of operations or financial condition.

In the course of conducting our business, we possess or could be deemed to possess confidential information and if we fail to keep such information properly protected, we could be subject to significant liability.

Our STARLIMS software is used to collect, manage and report information produced in laboratories. Some of this information is or could be considered to be confidential information. Regulation of the use and disclosure of confidential information is complex and constantly changing. Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages against entities deemed responsible for not adequately securing such personal information. In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not the applicable law affords a private right of action. If we fail to properly protect confidential information that is in our possession or deemed to be in our possession, we could be subjected to significant liability, which could harm our business.

Risks Related to This Offering

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per ordinary share is substantially higher than the pro forma net tangible book value per ordinary share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate substantial dilution of $9.36 per ordinary share, based on an assumed initial public offering price of $13.73 per ordinary share (the closing price of our ordinary shares on the TASE on May 21, 2007). As a result of this dilution, investors purchasing ordinary shares from us will have contributed 68.2% of our adjusted tangible book value after this offering but will own only 24.4% of our outstanding ordinary shares. In addition, the exercise of outstanding options and future equity issuances will result in further dilution.

After this offering our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have traded on the TASE since November 1993 and after this offering will also be listed on The NASDAQ Global Market. Trading in our ordinary shares on these markets is made in different currencies (dollars on The NASDAQ Global Market and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets may differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

An active market for our ordinary shares may not develop in the United States, which may limit the ability of our shareholders to sell our ordinary shares in the United States following this offering.

An active or liquid trading market in our ordinary shares may not develop in the United States upon completion of this offering, or if it does develop, it may not be sustainable. If an active trading market does not develop in the United States, you may have difficulty selling our ordinary shares that you buy in this offering. The price of our ordinary shares in the initial public offering in the United States will be determined through our negotiations with the underwriters and may be higher than the market price of our ordinary shares after the closing of this offering. Consequently, you may not be able to sell our ordinary shares that you purchase in this offering at prices equal to or greater than the purchase price.

The price of our ordinary shares may be highly volatile and may decline regardless of our operating performance.

The market price of our ordinary shares could be subject to significant fluctuations in response to:

•	fluctuations in our quarterly or annual operating results;

•	changes in financial estimates or investment recommendations by securities analysts and our failure to achieve operating results consistent with securities analysts’ projections;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	sales of ordinary shares by our directors, officers and significant shareholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market and industry factors; and

•	other events or factors in any of the countries in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

The market prices of ordinary shares of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the software company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

Three of our shareholders, who are also directors and executive officers, are parties to a voting agreement and together will own approximately 29.4% of our shares after this offering and may be able to influence our affairs.

Itschak Friedman, chairman of our board of directors and our chief executive officer, Dinu Toiba, vice chairman of our board of directors and vice president, research and development and Chaim Friedman, a director and our chief financial officer, are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman will hold an aggregate of approximately 29.4% of our outstanding shares after this offering (28.4% if the underwriters’ over-allotment option is exercised in full). As a result, these persons may have a significant influence on the election of our directors and other matters requiring a shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal controls over financial reporting; and our independent registered public accounting firm will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our second annual report on Form 20-F after this offering. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Although we have paid dividends in the past, we do not intend to do so in the foreseeable future.

Although we have paid dividends on an annual basis during the last five years, we do not intend to declare or distribute dividends for a period of at least 12 months following the offering. We have not adopted a dividend distribution policy and our past practice should not be relied upon as an indication of our future practice. We paid annual dividends of NIS 1.00 ($0.23), NIS 1.00 ($0.22) and NIS 1.25 ($0.29) per ordinary share in January 2005, 2006 and 2007, respectively. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

Provisions of Israeli law may delay, prevent or complicate an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See ‘‘Description of Share Capital – Approval of Related Party Transactions’’ and ‘‘Israeli Taxation’’ for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law may delay or complicate an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Risks Related to Our Operations in Israel

Conducting business in Israel entails special risks.

We are incorporated in the State of Israel. Two members of our management who also serve as directors, our two outside directors (within the meaning of the Israeli Companies Law) and approximately 15% of our staff are located in Israel. Accordingly, we are influenced to a limited extent by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on those research and development activities that we conduct in Israel and may adversely affect our share price.

Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Investors and our shareholders generally may have difficulties asserting U.S. securities laws claims in Israel or enforcing a U.S. judgment against us, some of our executive officers and directors and the Israeli experts named in this prospectus.

We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this prospectus reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of our executive officers and directors and some of the experts named in this prospectus are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see ‘‘Enforceability of Civil Liabilities.’’

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our current and future competition;

•	our estimates of future revenues and profitability;

•	the rate and degree of market acceptance of our software products;

•	our plan to globally expand our business; and

•	our intended uses of the proceeds from this offering.

Forward looking-statements may be found in the sections of this prospectus entitled ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Use of Proceeds,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Our Business’’ and in this prospectus generally, including the section of this prospectus entitled ‘‘Our Business – Industry Background,’’ which contains information obtained from market and industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in ‘‘Risk Factors’’ beginning on page 7 and elsewhere in this prospectus.

In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘may,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘believe’’ or ‘‘continue’’ or the negative thereof or variations thereon or similar terminology. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (‘‘cautionary statements’’) are disclosed under ‘‘Risk Factors’’ beginning on page 7 and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.

MARKET DATA

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable. We have not independently verified the accuracy of the data contained in this prospectus that were taken or derived from these industry publications and reports.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have traded on the TASE since November 1993. No market currently exists for our ordinary shares in the United States. However, our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol ‘‘LIMS.’’

The following table sets forth, for the periods indicated, the reported high and low market prices of our ordinary shares on the TASE in NIS and U.S. dollars and the average daily trading volume for our ordinary shares on the TASE. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as published by the Bank of Israel.

	Closing price per ordinary share (NIS)		Closing price per ordinary share (U.S. dollars)		Average Daily Trading Volume on the TASE (number of shares)
	High	Low	High	Low
Annual:
2002	NIS 12.01	NIS 6.39	$2.68	$1.34	2,148
2003	10.59	5.94	2.47	1.32	2,583
2004	17.42	7.46	4.00	1.69	4,125
2005	47.89	15.39	10.36	3.52	13,139
2006	51.39	33.02	10.94	7.35	16,977
Quarterly:
2005
First Quarter	NIS 28.55	NIS 15.39	$6.62	$3.52	8,681
Second Quarter	30.73	26.23	7.04	5.78	10,232
Third Quarter	37.15	27.20	8.26	5.94	12,018
Fourth Quarter	47.89	34.30	10.36	7.29	22,709
2006
First Quarter	NIS 51.39	NIS 42.76	$10.94	$9.05	18,033
Second Quarter	50.00	33.02	11.29	7.35	16,500
Third Quarter	45.56	35.65	10.56	7.93	17,756
Fourth Quarter	45.73	40.79	10.79	9.44	15,603
2007
First Quarter	NIS 52.32	NIS 41.51	$12.40	$9.80	8,888
Monthly:
November 2006	NIS 45.17	NIS 40.79	$10.43	$9.44	18,562
December 2006	44.10	41.70	10.44	9.96	8,110
January 2007	48.64	42.50	11.42	10.03	17,899
February 2007	52.32	49.09	12.40	11.72	27,048
March 2007	51.65	47.80	12.29	11.36	8,701
April 2007	54.69	51.00	13.33	12.27	17,522

On May 21, 2007, the last reported closing price of our ordinary shares on the TASE was NIS 54.91 or $13.73, per share.

In November 2005, we entered into an agreement with Excellence Nessuah Stock Exchange Services Ltd., or Nessuah, a member of the TASE, under which Nessuah undertook to maintain a market in our ordinary shares on the TASE. Under the agreement, Nessuah agreed to place bid and ask orders for our ordinary shares at the higher of the minimum market making requirements of the TASE or a total sum of not less than NIS 50,000, at a spread not to exceed the lower of the minimum market making requirements of the TASE, or 2%. We may terminate the agreement upon 90 days prior written notice and Nessuah may terminate the agreement upon 120 days prior written notice.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $26.0 million from the sale by us of 2,100,000 ordinary shares in this offering or $30.0 million if the underwriters’ over-allotment option is exercised in full (based on an assumed public offering price of $13.73 per ordinary share, which was the closing price of our ordinary shares on the TASE on May 21, 2007), after deducting underwriting discounts and commissions and our estimated remaining offering expenses.

A $1.00 increase (or decrease) in the assumed initial offering price of $13.73, which is based on the market price of our ordinary shares on the TASE as of the date of this prospectus, would increase (or decrease) net proceeds to us from this offering by $2.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business. We currently have no specific plans, commitments, proposals, arrangements or agreements for any future mergers or acquisitions or investments. Our management will have broad discretion over the use of the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts in or outside our home country.

DIVIDEND POLICY

Although we have paid dividends on an annual basis during the last five years, we do not intend to declare or distribute dividends for a period of at least 12 months following this offering. We have not adopted a dividend policy to date and our past practice should not be relied upon as an indication of our future practice. We paid annual dividends of NIS 1.00 ($0.23), NIS 1.00 ($0.22) and NIS 1.25 ($0.29) per ordinary share in January 2005, 2006 and 2007, respectively. Future dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court. For the definition of ‘‘profits’’ see ‘‘Description of Share Capital – Dividend and Liquidation Rights.’’ As of December 31, 2006, the amount of profits (as defined by the Israeli Companies Law) available for a dividend distribution was approximately $6.9 million. Of such amount, $355,000 is attributable to income derived from the part of our enterprise classified as an ‘‘Approved Enterprise’’ under the Investments Law for periods prior to 1997 (see ‘‘Israeli Taxation – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959’’). In the event that we distribute any amounts derived from a benefited enterprise or an approved enterprise, in whole or in part, as cash dividends, amounts distributed will subject us to corporate tax at the rate of 15% and 25% (or 33.33% under certain conditions), respectively.

CAPITALIZATION

The following table presents our capitalization as of March 31, 2007, on an (i) actual basis and (ii) as adjusted basis to give effect to (a) the issuance of 2,100,000 ordinary shares in this offering at an assumed offering price of $13.73 per ordinary share (based on the closing price of our ordinary shares on the TASE on May 21, 2007) and (b) the receipt by us of estimated net proceeds of approximately $26.0 million, after deducting underwriting discounts and commissions and our remaining estimated offering expenses. See ‘‘Use of Proceeds.’’

You should read this table together with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)(2)
	(unaudited)
	(U.S. dollars in thousands)
Shareholders’ equity:
Ordinary shares: NIS 1.0 par value; 15,000,000 ordinary shares authorized, 6,492,750 ordinary shares issued and outstanding; 8,592,750 ordinary shares issued and outstanding as adjusted	$2,600	$3,125
Treasury stock: NIS 1.0 par value; 1,272,119 shares	(2,721)	(2,721)
Additional paid-in capital	4,359	29,428
Accumulated other comprehensive income	54	54
Retained earnings	8,869	8,869
Total shareholders’ equity	$13,161	$38,756

(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	A $1.00 increase (or decrease) in the assumed initial offering price of $13.73 per share, which is based on the closing price of our ordinary shares on the TASE on May 21, 2007, would increase (or decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $2.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the adjusted net tangible book value per ordinary share after this offering.

Our pro forma net tangible book value as of March 31, 2007 was $11,964,000, or $1.84 per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of ordinary shares outstanding upon consummation of this offering.

Our pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of ordinary shares by us in this offering at an assumed initial public offering price of $13.73 per share, and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would be $37,559,000, or approximately $4.37 per ordinary share based on 8,595,000 shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $2.53 per ordinary share to existing shareholders and an immediate dilution of $9.36 per ordinary share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share		$13.73
Net tangible book value per ordinary share as of March 31, 2007	$1.84
Increase in net tangible book value per ordinary share attributable to this offering	2.53
Net tangible book value per share after the offering		4.37
Dilution per share to new investors		$9.36

If the underwriters exercise their over-allotment option in full and purchase a total of 2,415,000 ordinary shares from us, the pro forma net tangible book value per share after giving effect to this offering would be $4.67 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $9.06 per share.

A $1.00 increase (or decrease) in the assumed initial public offering price of $13.73 per share, which is based on the closing price of our ordinary shares on the TASE on May 21, 2007, would increase or decrease the pro forma net tangible book value as of March 31, 2007 by $2.0 million or $0.23 per ordinary share and the dilution per share to new investors by $0.23 per ordinary share assuming the number of shares offered by us remains the same, and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

SELECTED CONSOLIDATED FINANCIAL DATA
(U.S. dollars in thousands, except share and per share data)

You should read the following selected consolidated financial data in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheets data as at December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2002 and 2003 and the consolidated balance sheets data as at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as at March 31, 2007 are derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. Such financials statements have been prepared in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
Statements of Income Data:
Revenues:
Software licensing	$2,415	$2,099	$5,191	$9,645	$8,286	$1,060	$2,679
Maintenance	1,258	1,687	1,615	2,169	2,841	644	727
Total product revenues	3,673	3,786	6,806	11,814	11,127	1,704	3,406
Services	1,358	1,737	2,826	4,400	8,638	1,616	2,001
Total revenues	5,031	5,523	9,632	16,214	19,765	3,320	5,407
Cost of Revenues:
Cost of products	20	35	92	120	31	16	6
Cost of services	860	1,332	1,928	3,306	5,557	1,112	1,820
Total cost of revenues	880	1,367	2,020	3,426	5,588	1,128	1,826
Gross profit	4,151	4,156	7,612	12,788	14,177	2,192	3,581
Research and development expenses	682	684	806	1,373	1,866	424	676
Selling and marketing expenses	1,685	1,882	3,087	4,099	4,741	1,020	1,165
General and administrative expenses	914	1,035	1,280	1,992	2,634	555	573
Operating income	870	555	2,439	5,324	4,936	193	1,167
Financial income, net	217	504	494	271	610	73	131
Income tax expense	295	346	846	1,969	1,762	84	187
Net income	$792	$713	$2,087	$3,626	$3,784	$182	$1,111
Basic earnings per share	$0.12	$0.11	$0.33	$0.57	$0.59	$0.03	$0.17
Weighted average number of ordinary shares used in computing basic earnings per share	6,362,500	6,362,500	6,352,922	6,380,774	6,459,030	6,413,124	6,490,970
Diluted earnings per share	$0.12	$0.11	$0.33	$0.56	$0.58	$0.03	$0.17
Weighted average number of ordinary shares used in computing diluted earnings per share	6,362,500	6,362,770	6,376,276	6,506,904	6,559,985	6,544,152	6,600,400
Dividends paid*	—	$1,318	$1,064	$1,456	$1,389	$1,389	$1,914

*	We paid annual dividends of NIS 1.00 per ordinary share in January 2003, NIS 0.75 per ordinary share in January 2004 and NIS 1.00 per ordinary share in January 2005 and 2006. In January 2007, we paid an annual dividend of NIS 1.25 per ordinary share, or $1.9 million in total. Although we have paid dividends on an annual basis during the last five years, we do not intend to declare or distribute dividends for a period of at least 12 months following this offering.

	As of December 31,					As of March 31, 2007
	2002	2003	2004	2005	2006
						(unaudited)
Balance Sheets Data:
Cash and cash equivalents	$1,474	$1,425	$2,422	$3,397	$2,539	$2,959
Total assets	9,468	10,046	11,237	15,641	19,661	18,500
Working capital	5,755	6,105	6,630	7,928	9,460	7,725
Total shareholders’ equity	$6,560	$6,776	$7,442	$9,736	$13,969	$13,161

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this prospectus.

Background

We were incorporated under the laws of the State of Israel in May 1986 and our ordinary shares have traded on the TASE since November 1993. We develop, market and sell a configurable off-the-shelf LIMS software solution trade-named ‘‘STARLIMS.’’ Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.

Our consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a leading provider of LIMS and have over 20 years experience in the LIMS market. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. In March 2006, we introduced a web-based LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

Our STARLIMS solution is used by more than 500 laboratories in over 40 countries around the world and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

We released our web-based, configurable off-the-shelf, STARLIMS Version 10 in March 2006 and unlike many traditional LIMS that were augmented by web-enabled capabilities, STARLIMS Version 10 was developed from inception as a true web-based product. STARLIMS Version 10 requires no client-side installation or maintenance and enables us to offer a solution that facilitates global deployment and centralized management. We are among the first in the LIMS industry to offer such capabilities and since its release, we have experienced increased interest in STARLIMS Version 10, primarily from global organizations with multiple, widely distributed laboratories. We believe that the LIMS market has begun to shift to a web-based LIMS solution and that a web-based architecture has begun to gain market validation.

Our release of STARLIMS Version 10 did not represent a change in our basic business model and we continue to offer both versions of our STARLIMS software under a perpetual license, which permits the installation of the software on the customer’s servers. We currently do not offer hosting services on our or any third party’s hardware, which eliminates the risks associated with the provision of hosting services. Upon the introduction of STARLIMS Version 10, we began to exclusively invest our marketing resources in creating increased market familiarity for web-based LIMS and discontinued our promotion of the prior client-server version of STARLIMS. Although we preserved our basic business model, our revenues from software licensing in the year ended December 31, 2006 decreased. We believe that this decrease is primarily attributable to the time required for the market to become familiar with and adopt web-based LIMS. The negative impact of the transition to

STARLIMS Version 10 was offset in part in the fourth quarter of 2006 as we experienced a significant increase in software licensing revenues. In the first quarter of 2007, our revenues increased by 63% compared to the first quarter of 2006 as a result of the broader adoption of STARLIMS Version 10.

In January 2006, to increase our market share in the life sciences, we acquired all of the outstanding stock of STARLIMS Canada, a Canadian company that served as a distributor of our software products in Canada and as a subcontractor for implementation services in the United States. We paid approximately $1.6 million for the acquisition. We have designated STARLIMS Canada as a Center of Excellence, which as of March 31, 2007, employed a team of 41 employees, who are dedicated exclusively to the life sciences.

In July 2006, we established a subsidiary in the United Kingdom, STARLIMS Europe, which is responsible for direct sales in the United Kingdom and supports our expanding distribution network throughout the rest of Europe. During 2006, we entered into agreements with distributors in Germany and Russia and extended our presence in Eastern Europe, Scandinavia and Spain.

In July 2006, we established a subsidiary in Hong Kong, STARLIMS Asia Pacific, which acquired certain assets and liabilities of a company that served as our business development office in the Asia Pacific region. As of March 31, 2007, STARLIMS Asia Pacific employed a team of 14 sales personnel and programmers focused on supporting our expansion efforts into the fast growing LIMS markets in China and South East Asia.

In July 2006, we entered into an agreement with EMC Corporation, or EMC, a leading provider of enterprise content management, under which we have embedded EMC’s Documentum software into STARLIMS. This allows users to manage structured and unstructured data within a single repository. We intend to continue this initiative and develop a LIMS solution that provides the functionalities of an electronic laboratory notebook, or ELN, and a scientific document management system, or SDMS. We expect to release our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007 and to release our first LIMS solution providing ELN functionalities during 2008.

In November 2006, we established a research and development center in Ashkelon, Israel that currently employs 17 programmers.

Sources of Revenues

We generate revenues from the sale of perpetual licenses to use STARLIMS, software maintenance, and related professional services. Our customers generally enter into a standard license and services agreement with us, under which they are granted a perpetual, non-exclusive license to use the STARLIMS software and are offered the right to purchase annual maintenance that provides updates and upgrades to our software if and when made available. In North America, Latin America and Asia Pacific, we offer our customers professional services, which include consulting services, implementation, training and technical support for the software. In other regions, where we do not operate directly, these services are provided by our network of distributors.

The following table presents a breakdown of our revenues for each of the three years ended December 31, 2006 and the three months ended March 31, 2006 and 2007:

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
							(unaudited)
	(U.S. dollars in thousands)
Software Licensing	$5,191	54%	$9,645	59%	$8,286	42%	$1,060	32%	$2,679	50%
Maintenance	1,615	17%	2,169	14%	2,841	14%	644	19%	727	13%
Total product revenues	6,806	71%	11,814	73%	11,127	56%	1,704	51%	3,406	63%
Services	2,826	29%	4,400	27%	8,638	44%	1,616	49%	2,001	37%
Total revenues	$9,632	100%	$16,214	100%	$19,765	100%	$3,320	100%	$5,407	100%

The following table presents the geographic breakdown (based on information provided by our customers as to the intended place of use) of our revenues for each of the three years ended December 31, 2006 and the three months ended March 31, 2006 and 2007:

	Year Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
							(unaudited)
	(U.S. dollars in thousands)
North America	$6,436	67%	$12,359	76%	$14,689	74%	$2,375	71%	$4,056	75%
Europe	827	9%	1,340	8%	2,870	14%	502	15%	675	13%
Latin America	1,103	11%	1,833	12%	1,690	9%	288	9%	289	5%
Asia	1,266	13%	682	4%	516	3%	155	5%	387	7%
Total	$9,632	100%	$16,214	100%	$19,765	100%	$3,320	100%	$5,407	100%

Cost of Revenues and Operating Expenses

Cost of Revenues.    Cost of products consists of royalty payments to third parties. Cost of services consists primarily of salaries of employees of our professional services organization and subcontracting costs we incur when professional services are provided on our behalf by third party system integrators and consulting firms. Our professional services teams and subcontractors provide our customers with training and technical support and assist them in the implementation of STARLIMS. Our professional services staff increased from 24 employees as of December 31, 2004 to 28 employees as of December 31, 2005. During 2006, our professional services staff increased significantly to 82 employees as of December 31, 2006. In the three months ended March 31, 2007 we further increased our professional staff to 84 employees. In 2005, 2006 and the three months ended March 31, 2007, salary and subcontracting costs represented 81%, 83% and 80% of our cost of revenues, respectively.

Research and Development Expenses.    Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related expenses. We have historically focused our research and development efforts on increasing the functionality, performance and integration of STARLIMS with other business applications. Prior to November 2006, our research and development activities were conducted solely at our Florida facility. In November 2006, we established an additional research and development center in Ashkelon, Israel and currently have 17 programmers employed at that center. We expect that research and development expenses will increase in the future as we introduce additional integrated software solutions to our product suite. Our research and development personnel grew from 12 to 18 to 32 employees as of December 31, 2004, 2005, and 2006, respectively. In the three months ended March 31, 2007 we further increased our research and development personnel to 34 employees.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing campaigns, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses. We expect that selling and marketing expenses will increase as we expand our activities associated with our recently released web-based configurable off-the-shelf STARLIMS and we increase our efforts to accelerate its market adoption. We do not plan to change our sales and marketing activities or business model as a result of the introduction of our web-based STARLIMS. Our sales and marketing personnel grew from 9 to 12 to 17 employees as of December 31, 2004, 2005, and 2006, respectively. As of March 31, 2007, our sales and marketing team consisted of 16 employees.

General and Administrative Expenses.    General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. We expect that general and administrative expenses will increase in the future as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and the anticipated listing of our shares on The NASDAQ Global Market. Our management and administrative personnel grew from 5 to 8 to 17 employees as of December 31, 2004, 2005, and 2006, respectively. In the three months ended March 31, 2007 we further increased our management and administrative personnel to 18 employees.

Financial Income, Net.    Financial income, net consists primarily of income (loss) on marketable securities, interest on bonds and dividend income, as well as interest on cash deposits, exchange rate gains (losses) and income (loss) from traded options.

Income Tax Expense.    Our taxable income in Israel is subject to corporate tax at the statutory rates of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For the years ended December 31, 2004 and 2005, the corporate tax rate was 35% and 34%, respectively. Our Israeli research and development center, established in Israel in November 2006, was recognized under the Israeli Law for the Encouragement of Capital Investments, 1959 as a ‘‘Benefited Enterprise,’’ entitling us to various tax benefits. Our benefit under this program commenced in the 2006 tax year and will be in effect for ten years. Any taxable income attributable to an increase in our revenues subject to Israeli tax over $3.5 million (the average of such revenues for the years 2003-2005) will be tax exempt in such period. In the event of distribution of cash dividends from income which was tax exempt, we would have to pay corporate tax in respect of the amount distributed. The benefits under our Benefited Enterprise are subject to our compliance with conditions under applicable law and the approval that we received from the Israeli Tax Authority. As of March 31, 2007, we were in compliance with all applicable conditions. The statutory tax rate applicable to our operations in the United States for 2006 was 36% and the rates applicable to our other foreign subsidiaries ranged from 17.5% to 32% in the year ended December 31, 2006. See ‘‘Israeli Taxation.’’

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

Certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below to facilitate better understanding of our business activities. We base our judgments on our experience and assumptions that we believe are reasonable and applicable under the circumstances.

Revenue Recognition

Our revenues are derived from licensing our software products, which include annual maintenance contracts, and provision of services which typically include consulting, implementation, training and technical support. Our licensing transaction provides a perpetual non-exclusive license to use our software products, which use is restricted in terms of either the number of users or the specified locations of use (site license). We generally license our software products under multiple element arrangements, in cases in which the customer purchases a combination of maintenance, consulting, implementation, training or other services, in addition to the software license.

We recognize revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, ‘‘Software Revenue Recognition,’’ or SOP 97-2, as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.’’

While these statements of position govern the basis for recognition of revenue from our operations, judgment and the use of estimates are required in connection with the determination of the amount of software licensing and services revenues, as well as the amount of deferred revenues to be recognized in each accounting period. Our ability to identify the type of elements included in our multiple-element software arrangements and to establish the vendor specific objective evidence, or VSOE, of fair value for the identified elements could materially impact the amount and timing of our recognized and deferred revenues.

Software Licensing and Maintenance Revenue Recognition.    Revenues from software licensing are recognized when all the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our fee is fixed or determinable, and (iv) collectibility is probable.

Revenues from post-contract customer support arrangements, referred to as maintenance contracts, which are initially bundled in the licensing fee, are separated from such licensing fee based on VSOE of fair value and recognized ratably over the contractual period of the arrangement (typically one year). Revenues from renewal of maintenance contracts, generally covering a period of one year, are recognized ratably over the contractual period of the arrangement. Maintenance contracts provide the right to unspecified software upgrades and updates on a when-and-if-available basis.

In multiple-element arrangements that include software licensing and services that are not essential to the functionality of the software, revenues allocated to the services are accounted for separately. In such cases, revenues are recognized using the residual method when VSOE of fair value exists for all of the undelivered elements under the arrangement. We allocate revenues to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, by reference to a renewal rate specified in the related arrangement. Revenues are recognized for the delivered elements when (i) VSOE of the fair values of all undelivered elements exists, and (ii) all revenue recognition criteria of SOP 97-2 are satisfied.

Revenues for arrangements that include services deemed as essential to the functionality of the software or involve significant production, modification, or customization of the software are recognized in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts,’’ based on the percentage of completion method of accounting. If such arrangements include elements that do not qualify for contract accounting, those elements are accounted for separately provided that all other applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

In arrangements in which sales to end customers are made by a distributor and we are the primary obligor and bear the risks associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price, provided all other revenue recognition criteria of SOP 97-2 are satisfied. In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms, the distributor is considered as the end-customer and revenues are recorded upon the sale to the distributor in an amount equal to the distributor’s purchase price, net of the commission to which the distributor is entitled provided all other revenue recognition criteria of SOP 97-2 are satisfied.

Services Revenues Recognition.    Our professional services include training, technical support, consulting services and implementation services. Revenues from professional services that are time-and-material based are recognized as such services are provided based on time and materials invested. Revenues from professional services that are milestone-based are recognized upon the completion of each respective milestone. Revenues from training are recognized as the training is provided. Revenues from technical support arrangements are recognized ratably over the contractual period of the arrangements (typically one year).

Goodwill

Our long-term assets include goodwill resulting from business combinations, which are accounted for under the purchase method. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment at least annually or more frequently if certain events or indicators of impairment occur, at the reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate performed based on the following: if the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; if the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. We use the discounted cash flow method to determine the fair value of the reporting unit. Our determination whether goodwill is to be impaired involves assumptions and estimates relating to our potential future benefits of that goodwill. If these estimates or related assumptions change in the future we may be required to record impairment charges of our goodwill.

Functional Currency and Financial Statements in U.S. Dollars

The reporting currency of our company is the U.S. dollar. The majority of our revenues are generated in U.S. dollars or linked to the U.S. dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which we operate. The functional currency of each of our non-Israeli subsidiaries is the respective local currency.

Transactions of our subsidiaries that are in the respective local currency are translated into U.S. dollars based on the average currency exchange rates in accordance with the principles set forth in Statement of Financial Accounting Standards, or SFAS, No. 52, ‘‘Foreign Currency Translation.’’ All transaction gains and losses from the translation of monetary balance sheet items resulting from transactions in currencies other than the functional currency are recorded as financial income (expenses) as they arise.

The financial statements of our subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars prior to their inclusion in the consolidated financial statements, in accordance with the provisions of SFAS 52, as follows: assets and liabilities are translated using the year-end exchange rates; and statements of income transactions are translated using the average exchange rates for the period. Translation adjustments are presented in shareholders’ equity as Other Comprehensive Income (Loss).

Allowance for Doubtful Accounts

An allowance for doubtful accounts is determined as a percentage of the balance of the accounts receivable based on our estimates and past experience. When and if there is specific evidence based on which, in our estimation, collectibility is not assured, the allowance for doubtful accounts is computed on the specific identification basis. Any change in our estimates may result in greater amounts recorded as an allowance for doubtful accounts.

Research and Development

Software research and development costs incurred prior to the establishment of technological feasibility are charged to research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material. Based on our software research and development process, technological feasibility is established upon completion of a working model only when all planning, designing, coding and testing have been completed in accordance with design specifications. To date, software research and development costs associated with the establishment of technological feasibility were uncertain until release, and we have expensed all software research and development costs accordingly.

Income Taxes

In connection with the preparation of our financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves the assessment of our loss carryforwards and credits, as well as estimating the actual current tax liability together with assessing temporary differences resulting from tax reporting on a cash basis and different treatment of certain items, such as reserves and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent we estimate that recovery is not likely, we establish a valuation allowance. Based on historical results, we do not believe that it is more likely than not that we will realize the value of all our deferred tax assets and therefore have provided the required valuation allowance against our net deferred tax assets.

Stock-Based Compensation

We account for stock-based compensation in accordance with FASB Statement No. 123 (Revised 2004), ‘‘Share-Based Payment,’’ or SFAS 123(R), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ or SAB 107. In accordance with SFAS 123(R), we measure the compensation cost associated with share-based payment transactions (to date, includes options granted to one executive officer) based on the fair value at the grant date of the options. The costs associated with the awards are expensed over the option vesting period of each grant, according to the straight-line method.

For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate, expected holding period of the option by the employee and forfeiture rates, in accordance with SAB 107. Changes in our assumptions with respect to these components may change the compensation award costs and amounts expensed in each period and consequently the results of our operations. In 2004, 2005, 2006 and the three months ended March 31, 2007, we incurred share-based compensation expense of $31,000, $140,000, $141,000 and $40,000 respectively. We expect that such expenses will increase in the future as we intend to introduce new stock-based compensation awards and as we recruit additional employees.

Results of Operations

The following discussion of our results of operations for each of the three years ended December 31, 2006 and the three-month periods ended March 31, 2006 and 2007, as well as the data presented as a percentage of total revenues in the following table, are based upon our statements of income contained in our financial statements for those periods.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues:
Software licensing	53.9%	59.5%	41.9%	31.9%	49.6%
Maintenance	16.8	13.4	14.4	19.4	13.4
Services	29.3	27.1	43.7	48.7	37.0
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	21.0	21.1	28.3	34.0	33.8
Gross profit	79.0	78.9	71.7	66.0	66.2
Operating expenses:
Research and development	8.4	8.5	9.4	12.8	12.5
Selling and marketing	32.0	25.3	24.0	30.7	21.5
General and administrative	13.3	12.3	13.3	16.7	10.6
Total operating expenses	53.7	46.1	46.7	60.2	44.6
Operating income	25.3	32.8	25.0	5.8	21.6
Financial income, net	5.1	1.7	3.1	2.2	2.4
Income tax expense	8.7	12.1	8.9	2.5	3.5
Net income	21.7%	22.4%	19.2%	5.5%	20.5%

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Revenues.    Revenues increased from $3.3 million for the three months ended March 31, 2006 to $5.4 million for the three months ended March 31, 2007, an increase of 63%. Revenues from software licensing increased from $1.1 million for the three months ended March 31, 2006 to $2.7 million for the three months ended March 31, 2007, an increase of approximately 153%. The increase in software licensing revenues in the three months ended March 31, 2007 is due to a greater number of sales completed as a result of the broader adoption of STARLIMS Version 10 and the increased revenues derived from each transaction.

Revenues from maintenance increased from $644,000 for the three months ended March 31, 2006 to $727,000 for the three months ended March 31, 2007, an increase of 13%. This increase is attributable to the growth of our customer base.

Revenues from services increased from $1.6 million for the three months ended March 31, 2006 to $2.0 million for the three months ended March 31, 2007, an increase of 24%. This increase is primarily attributable to the implementation of STARLIMS by larger customers with laboratories in multiple sites, with each site requiring increased professional services.

Cost of Revenues.    Cost of services increased from $1.1 million for the three months ended March 31, 2006 to $1.8 million for the three months ended March 31, 2007, an increase of 64%. This increase is attributable to the expansion of our professional services, including the expansion of our Canadian-based subsidiary and the establishment of our Hong Kong subsidiary in July 2006. In total, our professional services staff increased from 49 employees as of March 31, 2006 to 84 employees as of March 31, 2007. Cost of products decreased from $16,000 for the three months ended March 31, 2006 to $6,000 for the three months ended March 31, 2007, a decrease of 63%.

Gross Profit.    Gross profit as a percentage of revenues remained constant at approximately 66% for the three months ended March 31, 2006 and 2007.

Research and Development Expenses.    Research and development expenses increased from $424,000 for the three months ended March 31, 2006 to $676,000 for the three months ended March 31, 2007, an increase of 59%. Such increase is primarily attributable to the establishment of our development center in Israel in November 2006. Research and development expenses as a percentage of revenues remained constant at approximately 13% for the three months ended March 31, 2006 and 2007.

Selling and Marketing Expenses.    Selling and marketing expenses increased from $1.0 million for the three months ended March 31, 2006 to $1.2 million for the three months ended March 31, 2007, an increase of 14%. Such increase was primarily attributable to commissions on increased revenues and our expanded participation in an annual trade show during the first quarter of 2007. Selling and marketing expenses as a percentage of revenues decreased from approximately 31% for the three months ended March 31, 2006 to approximately 22% for the three months ended March 31, 2007. This decrease is due to the increase in revenues, while the majority of selling and marketing expenses are of a fixed nature.

General and Administrative Expenses.    General and administrative expenses increased from $555,000 for the three months ended March 31, 2006 to $573,000 for the three months ended March 31, 2007, an increase of 3%. General and administrative expenses as a percentage of revenues decreased from approximately 17% for the three months ended March 31, 2006 to approximately 11% for the three months ended March 31, 2007. This decrease is due to the increase in revenues, while the majority of general and administrative expenses are of a fixed nature.

Financial Income, Net.    Financial income, net increased from $73,000 for the three months ended March 31, 2006 to $131,000 for the three months ended March 31, 2007, an increase of approximately 79%. This increase is primarily attributable to a $56,000 gain on marketable securities for the three months ended March 31, 2007, compared to a $11,000 loss on marketable securities for the three months ended March 31, 2006.

Income Tax Expense.    Income tax expenses were $84,000 for the three months ended March 31, 2006, or a 32% effective tax rate, compared to $187,000, or a 14% effective tax rate, for the three months ended March 31, 2007. The decrease in our effective tax rate in the three months ended March 31, 2007 was primarily attributable to the establishment of our development center in Israel in November 2006, which is regarded as a Benefited Enterprise entitling us to certain tax benefits under Israeli law.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues.    Revenues increased from $16.2 million for the year ended December 31, 2005 to $19.8 million for the year ended December 31, 2006, an increase of 22%. Revenues from software licensing decreased from $9.6 million for the year ended December 31, 2005 to $8.3 million for the year ended December 31, 2006, a decrease of 14%. In March 2006, we released our new web-based STARLIMS Version 10, which introduces a new paradigm in the management of laboratory information, and at the same time, we discontinued our promotion of STARLIMS Version 9, which utilizes an older client-server technology. We did not change our business model upon the introduction of STARLIMS Version 10 and both STARLIMS Versions 9 and 10 are sold under a perpetual license. We believe that our revenues from software licensing in the year ended December 31, 2006 were negatively affected as a result of the transition to promoting the new version and the time required for the market to become familiar with and adopt web-based LIMS. The negative impact of the transition to STARLIMS Version 10 was offset in part in the fourth quarter of 2006 as we experienced a significant increase in software licensing revenues. In 2006, we generated $6.2 million or 75% of our software licensing revenues from STARLIMS Version 10 and approximately half of such revenues were generated in the last quarter of 2006. We expect that our software licensing revenues attributable to STARLIMS Version 10 will continue to grow as a percentage of total software licensing revenues in 2007 and that we will no longer offer STARLIMS Version 9 in 2008.

Revenues from maintenance increased from $2.2 million for the year ended December 31, 2005 to $2.8 million for the year ended December 31, 2006, an increase of 31%. Maintenance revenues increased in 2006 as a result of the growth of our customer base.

Revenues from services increased from $4.4 million for the year ended December 31, 2005 to $8.6 million for the year ended December 31, 2006, an increase of 96%. The increase in revenues from services in 2006 is primarily attributable to the implementation of STARLIMS by larger customers with laboratories in multiple sites, with each site requiring specific configuration, implementation and training. In 2006, we established and further expanded our Canadian-based Center of Excellence, which primarily focuses on providing professional services to our global life sciences customers and significantly contributed to the increase in revenues from services in 2006. Additionally, the increase in revenues from services was attributable to professional services revenues associated with the implementation of transactions that closed in the second half of 2005.

Cost of Revenues.    Cost of services increased from $3.3 million for the year ended December 31, 2005 to $5.6 million for the year ended December 31, 2006, an increase of 68%. Approximately $2.0 million of such increase was attributable to the establishment of our Canadian-based Center of Excellence and the related expansion of professional services delivered to our life sciences customers, which was offset in part by a decrease of approximately $998,000 in subcontracting costs for professional services by third party system integrators. In addition, approximately $252,000 of such increase was attributable to our recruitment of additional professional services employees in connection with the establishment of our Hong Kong subsidiary in 2006. In total, our professional services staff increased from 28 employees as of December 31, 2005 to 82 employees as of December 31, 2006. Cost of products decreased from $120,000 for the year ended December 31, 2005 to $31,000 for the year ended December 31, 2006, a decrease of 74%.

Gross Profit.    Gross profit as a percentage of revenues decreased from 79% for the year ended December 31, 2005 to 72% for the year ended December 31, 2006. This decrease was primarily a result of the change in the mix of our revenues as the service portion of our revenues increased. Service revenues have a lower gross profit margin than revenues from software licensing and maintenance.

Research and Development Expenses.    Research and development expenses increased from $1.4 million for the year ended December 31, 2005 to $1.9 million for the year ended December 31, 2006, an increase of 36%. Of such increase, approximately $198,000 was attributable to an increase in the number of our research and development personnel that we hired primarily to support the introduction and continuous enhancement of our STARLIMS Version 10, which was released in March 2006 and approximately $174,000 was attributable to third party development expenses. In addition, we incurred approximately $49,000 in expenses associated with the establishment of a new research and development center in Israel in November 2006. We expect that research and development expenses will increase in 2007 due to the development of SDMS and ELN functionalities and the costs associated with embedding EMC’s Documentum software into STARLIMS. We intend to offer these functionalities as separate modules in late 2007. Research and development expenses as a percentage of revenues increased from approximately 8% for the year ended December 31, 2005 to approximately 9% for the year ended December 31, 2006.

Selling and Marketing Expenses.    Selling and marketing expenses increased from $4.1 million for the year ended December 31, 2005 to $4.7 million for the year ended December 31, 2006, an increase of 16%. Of such increase, approximately $339,000 was attributable to the establishment of our Canadian-based Center of Excellence and approximately $308,000 was attributable to our increased level of operations in Europe. Selling and marketing expenses as a percentage of revenues decreased from approximately 25% for the year ended December 31, 2005 to approximately 24% for the year ended December 31, 2006.

General and Administrative Expenses.    General and administrative expenses increased from $2.0 million for the year ended December 31, 2005 to $2.6 million for the year ended December 31, 2006, an increase of 32%. Such increase was primarily due to increased costs of approximately $538,000 related to additional administrative personnel and professional fees attributable to the expansion of our global business. General and administrative expenses as a percentage of revenues increased from approximately 12% for the year ended December 31, 2005 to approximately 13% for the year ended December 31, 2006.

Financial Income, Net.    Financial income, net increased from $271,000 for the year ended December 31, 2005 to $610,000 for the year ended December 31, 2006, an increase of 125%. This increase is primarily attributable to a $192,000 gain on marketable securities in 2006, compared to a $117,000 gain on marketable securities in 2005. This increase is also due to the appreciation of the NIS against the U.S. dollar in 2006 by approximately 8%. As a result, in 2006, we recorded foreign currency exchange gains of $164,000. In comparison, in 2005, the NIS depreciated against the U.S. dollar by approximately 7%. As a result, in 2005, we recorded foreign currency exchange losses of $102,000.

Income Tax Expense.    Income tax expense was $2.0 million for the year ended December 31, 2005, or a 35% effective tax rate, compared to $1.8 million, or a 32% effective tax rate, for the year ended December 31, 2006. This decrease in our tax rate in 2006 was attributable to the decrease in the statutory tax rate in Israel in 2006 and to foreign currency gains on NIS-denominated securities due to the appreciation of the NIS against the U.S. dollar. The foreign currency gains created financial income that was not taxed in Israel since our Israeli tax returns are reported in NIS while our financial statements are reported in U.S. dollars.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues.    Revenues increased from $9.6 million for the year ended December 31, 2004 to $16.2 million for the year ended December 31, 2005, an increase of 68%. Revenues from software licensing increased from $5.2 million for the year ended December 31, 2004 to $9.6 million for the year ended December 31, 2005, an increase of 86%. The increase in software licensing revenues in 2005 was primarily attributable to orders from the U.S. federal government (attributable to the GSA Schedule 70 that we were awarded in August 2004) and state government contracts. Revenues from maintenance increased from $1.6 million for the year ended December 31, 2004 to $2.2 million for the year ended December 31, 2005, an increase of 34%. Maintenance revenues increased in 2005 as a result of the growth of our customer base. Services revenues increased from $2.8 million for the year ended December 31, 2004 to $4.4 million for the year ended December 31, 2005, an increase of 56%. The increase in services revenues in 2005 was primarily attributable to the professional services related to the U.S. government accounts we obtained in 2005.

Cost of Revenues.    Cost of services increased from $2.0 million for the year ended December 31, 2004 to $3.3 million for the year ended December 31, 2005, an increase of 71%. This increase was primarily attributable to an increase in sub-contracting expenses of approximately $1.3 million associated with the growth of the professional services organization. Cost of products increased from $92,000 for the year ended December 31, 2004 to $120,000 for the year ended December 31, 2005, an increase of 30%.

Gross Profit.    Gross profit as a percentage of revenues remained relatively constant in the years ended December 31, 2004 and 2005, at approximately 79% of our revenues.

Research and Development Expenses.    Research and development expenses increased from $806,000 for the year ended December 31, 2004 to $1.4 million for the year ended December 31, 2005, an increase of 70%. This increase is primarily attributable to approximately $551,000 in expenses associated with the increase in the number of our research and development personnel and related costs, mainly to support the release of our STARLIMS Version 10. Research and development expenses as a percentage of revenues remained relatively constant in the years ended December 31, 2004 and 2005, at approximately 8% of our revenues.

Selling and Marketing Expenses.    Selling and marketing expenses increased from $3.1 million for the year ended December 31, 2004 to $4.1 million for the year ended December 31, 2005, an increase of 33%. Of such increase, approximately $564,000 was attributable to employee and distributor’s commissions and incentives on increased revenues and $239,000 was associated with our increased marketing and branding efforts. Selling and marketing expenses as a percentage of revenues decreased from 32% for the year ended December 31, 2004 to 25% for the year ended December 31, 2005.

General and Administrative Expenses.    General and administrative expenses increased from $1.3 million for the year ended December 31, 2004 to $2.0 million for the year ended

December 31, 2005, an increase of 56%. Of such increase, approximately $324,000 was attributable to increased costs related to administrative personnel and professional fees and approximately $235,000 was attributable to increased expenses related to doubtful accounts. General and administrative expenses as a percentage of revenues remained relatively constant in the years ended December 31, 2004 and 2005, at approximately 13% and 12% of our total revenues, respectively.

Financial Income, Net.    Financial income, net decreased from $494,000 for the year ended December 31, 2004 to $271,000 for the year ended December 31, 2005, a decrease of 45%. This decrease is mainly attributable to currency exchange loss due to NIS depreciation against the U.S. dollar that offset other components of financial income, such as realized income on sales of marketable securities and interest on bonds. In 2005, the NIS depreciated against the U.S. dollar by approximately 7%. In comparison, in 2004, the NIS appreciated against the U.S. dollar by approximately 2%.

Income Tax Expense.    Income tax expense was $846,000, or a 29% effective tax rate, for the year ended December 31, 2004, compared to $2.0 million for the year ended December 31, 2005, or a 35% effective tax rate. The increase in our tax rate in 2005 was principally attributable to foreign currency losses on NIS-denominated securities due to the depreciation of the NIS against the U.S. dollar. The foreign currency losses created financial expenses that were not deductible for tax purposes in Israel since our Israeli tax returns are reported in NIS while our financial statements are reported in U.S. dollars.

Selected Quarterly Results of Operations

The following table presents consolidated statements of operations data for each of the nine quarters ended March 31, 2007, in U.S. dollars and as a percentage of revenues. In management’s opinion, this information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent quarterly or annual periods.

	For the Three Month Periods Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(unaudited)
	(U.S. dollars in thousands)
Statement of Income Data:
Revenues:
Software licensing	$2,462	$1,681	$2,449	$3,053	$1,060	$2,382	$1,344	$3,500	$2,679
Maintenance	464	580	570	555	644	678	754	765	727
Services	831	1,285	1,499	785	1,616	2,139	2,110	2,773	2,001
Total revenues	3,757	3,546	4,518	4,393	3,320	5,199	4,208	7,038	5,407
Cost of revenues	727	912	954	833	1,128	1,278	1,401	1,781	1,826
Gross profit	3,030	2,634	3,564	3,560	2,192	3,921	2,807	5,257	3,581
Research and development expenses	328	336	346	363	424	461	403	578	676
Selling and marketing expenses	1,054	1,058	1,003	984	1,020	1,368	1,246	1,107	1,165
General and administrative expenses	538	397	460	597	555	702	579	798	573
Operating income	1,110	843	1,755	1,616	193	1,390	579	2,774	1,167
Financial income, net	79	89	52	51	73	270	135	132	131
Income before income tax	1,189	932	1,807	1,667	266	1,660	714	2,906	1,298
Income tax expense	411	312	649	597	84	496	206	976	187
Net income	$778	$620	$1,158	$1,070	$182	$1,164	$508	$1,930	$1,111

	For the Three Month Periods Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	(unaudited)
As a percentage of total revenues:
Revenues
Software licensing	65.5%	47.4%	54.2%	69.5%	31.9%	45.9%	31.9%	49.7%	49.5%
Maintenance	12.4	16.4	12.6	12.6	19.4	13.0	18.0	10.9	13.5
Services	22.1	36.2	33.2	17.9	48.7	41.1	50.1	39.4	37.0
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	19.4	25.7	21.1	19.0	34.0	24.6	33.3	25.3	33.8
Gross profit	80.6	74.3	78.9	81.0	66.0	75.4	66.7	74.7	66.2
Research and development expenses	8.7	9.5	7.7	8.3	12.8	8.9	9.6	8.2	12.5
Selling and marketing expenses	28.1	29.8	22.2	22.4	30.7	26.3	29.6	15.7	21.5
General and administrative expenses	14.3	11.2	10.2	13.6	16.7	13.5	13.8	11.3	10.6
Operating income	29.5	23.8	38.8	36.7	5.8	26.7	13.7	39.5	21.6
Financial income, net	2.1	2.5	1.2	1.2	2.2	5.2	3.2	1.9	2.4
Income before income tax	31.6	26.3	40.0	37.9	8.0	31.9	16.9	41.4	24.0
Income tax expense	10.9	8.8	14.4	13.6	2.5	9.5	4.9	13.9	3.5
Net income	20.7%	17.5%	25.6%	24.3%	5.5%	22.4%	12.0%	27.5%	20.5%

We expect our operating results to fluctuate significantly in the future from quarter to quarter as a result of various factors, many of which are outside our control, including the timing of the closing of our transactions. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

Seasonality

We experience seasonality in our revenues, with the third and fourth quarters typically having the highest revenues for the year. We believe that this seasonality results primarily from our customers’ budgeting cycles. The U.S. federal government budget year ends in the third calendar quarter of the year and a majority of corporate budget years end in the fourth calendar quarter of the year. In addition, our customers also tend to make software license purchases near the end of a particular quarter, which tends to make our revenues for a particular period unpredictable for a significant portion of the period in question until purchase decisions have been made and license agreements have been entered into. We expect that this seasonality within a particular year and unpredictability within a particular quarterly period will continue for the foreseeable future.

Off-Balance Sheet Arrangements

As of March 31, 2007, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We do not believe that we have any material exposure to interest rate risk other than sensitivity to prevailing interest rates that may affect income from our cash deposits and marketable securities.

Foreign Exchange Risk

We operate in the United States, Canada, Israel, Hong Kong and the United Kingdom, and therefore bear expenses in local currencies. However, we believe our foreign currency exposure is limited since most of our sales are quoted in U.S. dollars and most of our expenses are denominated in U.S. dollars. Approximately 41% of our marketable securities are NIS-denominated bonds. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates between the U.S. dollar and the NIS. In 2005, the NIS depreciated against the U.S. dollar by approximately 7%. As a result, in 2005, we recorded foreign currency exchange loss of $102,000. In comparison, in 2006, the NIS appreciated against the U.S. dollar by approximately 8%. As a result, in 2006, we recorded foreign currency exchange gains of $164,000.

Liquidity and Capital Resources

From our inception until our initial public offering in Israel in November 1993, we financed our operations through cash generated by operations and borrowings under lines of credit and shareholder loans. Since our initial public offering in Israel, we have financed our operations through cash generated by our operations.

As of December 31, 2005, we had approximately $3.4 million in cash and cash equivalents and $3.1 million in marketable securities available-for-sale. As of December 31, 2006, we had approximately $2.5 million in cash and cash equivalents, $196,000 in restricted short-term deposits and $2.3 million in marketable securities available-for-sale. As of March 31, 2007, we had approximately $3.0 million in cash and cash equivalents and $1.2 million in marketable securities available-for-sale. As of December 31, 2006 and March 31, 2007, our marketable securities consisted of corporate and government bonds.

Capital expenditures in fixed assets for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007 were approximately $104,000, $265,000, $640,000 and $215,000, respectively. In 2006, we invested approximately $1.6 million for the acquisition of all of the outstanding stockof STARLIMS Canada, which served as our Canadian distributor prior to the acquisition. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Since our initial public offering in Israel, we have repurchased our ordinary shares under three programs authorized by our Board of Directors in 1995, 2000 and 2004. As of March 31, 2007, we had repurchased an aggregate of 1,410,869 ordinary shares for approximately $3.4 million under these programs. All of the repurchased shares are held by us as treasury stock other than 136,500 ordinary shares that have been sold upon exercise of employee share options.

We believe that our existing cash and cash equivalents balances, and cash provided by operating activities will be sufficient to meet our working capital, capital expenditure and other cash requirement needs over at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of research and development spending to support product development and enhancement efforts, costs associated with expansion into new territories or markets, the timing of the introduction of new products and services and the enhancement of existing products and the continuing market acceptance of our products and services. To the extent that funds generated by this initial public offering, together with existing cash and cash from operations, are insufficient to fund our future activities and planned growth, we may need to raise additional funds through public or private equity or debt financings.

Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional debt or equity financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Three Years Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
				(unaudited)
	(U.S. dollars in thousands)
Net cash provided by operating activities	$974	$3,167	$2,141	$2,204
Net cash provided by (used in) investing activities	1,029	(737)	(1,690)	361
Net cash used in financing activities	(1,037)	(1,401)	(1,306)	(2,147)
The effect of exchange rate changes on cash and cash equivalents	30	(54)	(3)	2
Net increase (decrease) in cash and cash equivalents	996	975	(858)	420
Cash and cash equivalents at beginning of the year	1,426	2,422	3,397	2,539
Cash and cash equivalents at end of the year	$2,422	$3,397	$2,539	$2,959

Operating Activities

Net cash provided by operating activities was approximately $1.0 million for the year ended December 31, 2004. This amount was primarily attributable to net income of $2.1 million, which was offset in part by increased accounts receivables of $1.2 million. Net cash provided by operating activities was approximately $3.2 million for the year ended December 31, 2005. This amount was primarily attributable to net income of $3.6 million. Net cash provided by operating activities was approximately $2.1 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $3.8 million, which was offset in part by increased accounts receivables of $1.4 million. Net cash provided by operating activities was approximately $2.2 million for the three months ended March 31, 2007. This amount was primarily attributable to net income of $1.1 million during the three-month period ended March 31, 2007 and the collection of accounts receivable related to sales completed in the last quarter of 2006.

Investing Activities

Net cash provided by investing activities was approximately $1.0 million for the year ended December 31, 2004. Of the cash provided by investing activities in 2004, approximately $1.2 million, net was provided by proceeds from sale of marketable securities, while approximately $104,000 was used for purchases of property and equipment. Net cash used in investing activities was approximately $737,000 for the year ended December 31, 2005. Of the cash used in investing activities in 2005, approximately $312,000, net was used for purchases of marketable securities and approximately $265,000 was used for purchases of property and equipment. Net cash used in investing activities was approximately $1.7 million for the year ended December 31, 2006. Of the cash used in investing activities in 2006, approximately $1.0 million, net, was used to acquire all of the outstanding stock of STARLIMS Canada, and approximately $640,000 was used for purchases of property and equipment. Net cash provided by investing activities was approximately $361,000 for the three months ended March 31, 2007. Of the cash provided by investing activities during the three months ended March 31, 2007, approximately $1.8 million was provided by proceeds from the sale of marketable securities, while approximately $1.3 million was used for purchases of marketable securities and approximately $215,000 was used for purchases of property and equipment.

Financing Activities

Net cash used in financing activities was $1.0 million for the year ended December 31, 2004, $1.4 million for the year ended December 31, 2005, $1.3 million for the year ended December 31, 2006 and $2.1 million for the three months ended March 31, 2007. Cash used in financing activities was primarily attributable to the payment of an aggregate annual dividend of $1.1 million, $1.5 million, and $1.4 million for the years 2004, 2005 and 2006, respectively and $1.9 million in the three months ended March 31, 2007.

Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of March 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(U.S. dollars in thousands)
Operating lease obligations	$1,909	$580	$1,203	$101	—
Other long-term liabilities reflected on the balance sheet	149	—	149	—	—
Total	$2,058	$580	$1,352	$101	—

As of March 31, 2007, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our software product offerings and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,’’ or SFAS 155, to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS 155 amends SFAS No. 140, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets,’’ to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, we adopted SFAS 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.’’ FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements,’’ or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, it does not expand the use of fair value in any new circumstances. Fair value under SFAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, a reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2006. Accordingly, we adopted SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have a material effect on our financial position and results of operations.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, ‘‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,’’ or SAB 108, which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the roll-over, also known as the current-period or income-statement approach, and the iron curtain, also known as the cumulative or balance-sheet approach. The roll-over approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors. The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial-statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of an entity’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron-curtain and the roll-over approaches. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The initial adoption of SAB 108 did not materially affect our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities,’’ or SFAS 159, which permits entities to choose to measure, at fair value at specified elected dates, financial instruments, including available-for-sale and held-to-maturity securities, and certain other items. According to SFAS 159, an entity that has elected to apply its provisions shall report unrealized gains and losses on items for which the fair value option has been elected in the earnings at each subsequent reporting period. If the fair value option is elected for available-for-sale and held-to-maturity securities at the effective date, cumulative unrealized gains and losses shall be included in the statement of income as cumulative-effect adjustment. SFAS 159 is effective as of the beginning of the entity’s fiscal year beginning after November 15, 2007. Accordingly, we may elect to adopt SFAS 159 on January 1, 2008. We are currently evaluating the impact that SFAS 159 may have on our financial position and results of operations.

OUR BUSINESS

Our Business

We are a leading provider of laboratory information management systems, or LIMS, and have over 20 years experience in the LIMS market. We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS®. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. We are one of the first LIMS vendors to offer a true web-based, configurable off-the-shelf, LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

Our STARLIMS solution is used by more than 500 laboratories in over 40 countries around the world and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

Industry Background

According to a recent report on the LIMS market that was prepared at our request by Frost & Sullivan, a market research firm, suppliers of commercial LIMS had revenues of approximately $440 million in 2006 and the global market is expected to grow at a compound annual rate of 12% through 2010, when it is expected to reach approximately $700 million.

LIMS originated approximately 30 years ago and were developed by organizations wishing to simplify their own laboratory data acquisition and reporting processes. Most first-generation LIMS were custom-designed systems developed by internal engineering resources as well as by instrument manufacturers to enable the efficient capture of laboratory data. Laboratory processes and regulatory requirements, as well as the need to share laboratory data across a customer’s organization and to other parties, have evolved quickly in the past two decades, often in directions not supported by such customized systems. In some cases, this has rendered legacy LIMS non-compliant and unable to meet present-day needs. In other cases, code has been added to the legacy LIMS, often by individuals other than the original programmers of the system. This has resulted in systems which are generally difficult to manage and have an inherently high cost of development and maintenance and which tend to be less reliable and flexible than commercial LIMS.

The increasing geographic reach of many organizations has resulted in laboratories being dispersed in various geographic sites across the globe. For example, a pharmaceutical company may conduct research and development in one country, clinical trials in a second country, and manufacturing and quality control in a third. Nevertheless, analytical results pertaining to a single product must be cohesively managed so that the various departments and individuals of those organizations can access the information they require. The improvement in the connectivity between dispersed locations of organizations and the adoption of internet-based technologies has resulted in an increased demand for web-based applications, including web-based LIMS solutions, such as STARLIMS.

The growing market for commercial LIMS has also benefited in recent years from increasingly stringent regulatory requirements. Evolving general and industry-specific standards and regulations require improved documentation (including traceability) of laboratory tests and an enhanced ability to share test results with other departments and third parties in real-time. One of the crucial functions of LIMS are their ability to trace each event in the lifecycle of a sample, which is essential in defending laboratory results and for regulatory compliance. While commercial LIMS, such as STARLIMS, are easily adapted to emerging regulatory requirements, legacy LIMS have often not been able to keep pace with evolving regulations.

As a result of the foregoing, in recent years many laboratories have transitioned from legacy LIMS to commercial systems, such as STARLIMS. User demands for standard business tools have spawned a new generation of LIMS that are more user friendly, interoperable with other enterprise business systems and easily upgraded.

Additionally, demand has emerged for comprehensive scientific content management, primarily in research and development laboratories. Historically LIMS have been designed to manage structured sample data produced in quality control laboratories. Data produced in scientific research is primarily unstructured (such as an individual’s interpretation of data in the form of written reports, email discussions between colleagues and original raw data from instruments) and to date have not been managed effectively by LIMS. Such data is currently managed by ELNs and SDMSs, which are in early stages of industry-adoption and are generally provided by small to mid-size software vendors and two major instrument manufacturers. Many industry participants believe that it is not viable for the scientific and analytical communities to continue to maintain separate repositories for structured and unstructured data. We believe that many of our current and prospective customers are seeking a single solution that incorporates disparate types of data, enabling users to efficiently store and re-use data rather than spend laborious time alternating between different data repositories. We are currently developing what we believe to be the first LIMS solution that will provide SDMS and ELN functionalities. We expect to release our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007 and to release our first LIMS solution providing ELN functionalities during 2008.

Our Competitive Advantages

We offer a configurable, off-the-shelf, web-based LIMS software solution that manages the collection, processing, storage, retrieval and analysis of information generated in laboratories and enables our customers to manage their globally distributed laboratories more efficiently and effectively. Our key competitive advantages and strengths include:

We have been a pure play LIMS provider for 20 years.    We began operations in 1987 and have grown to become a globally recognized developer and seller of commercial LIMS. Our sole focus is on the development and sale of commercial LIMS and we have devoted all of our research and development efforts to developing industry-leading LIMS. With hundreds of implementations in multiple industries around the globe, we have developed proven solutions for a wide range of markets, including government, life science and manufacturing. During the 20-year course of configuring our solutions to the needs of our customers, our team has accumulated and continues to accumulate industry specific know-how and best practices and has earned us a reputation for high quality service. We have a long track record of enabling our customers to easily upgrade to new versions, which safeguards our customers’ LIMS investments.

We are an innovator in the LIMS industry.    We were among the first companies to offer configurable LIMS solutions and we have repeatedly been early-to-market with advanced solutions. We were among the first to offer a PC-based solution and are one of the first to offer a true web-based LIMS solution. We are also currently developing what we believe to be the first product that integrates LIMS, ELN and SDMS into a single solution.

Our web-based LIMS solution addresses evolving market trends towards centralized LIMS solutions.    As companies have grown and become global in their reach, the need for centralized data management and analysis has become critical to a wide range of potential customers. Our web-based LIMS solution facilitates global deployment and centralized management, with no need for user-side downloads. Our multi-lingual solution enables enhanced data management and decision-making within the laboratory and globally throughout the organization. By leveraging extensible markup language, or XML, and other web-services, we are able to offer a solution with enhanced interoperability and user experience, presenting real-time information on a global basis in an easy-to-use graphical format.

Our LIMS solution enhances and simplifies the ability of our customers to comply with existing and emerging regulatory standards.    Many of the industries in which our customers operate are regulated by, and are subject to, guidance of various regulatory authorities. Our configurable LIMS solution enables our customers to quickly and effectively respond to new regulations as they are adopted. The comprehensive STARLIMS workflow management tools automatically verify whether the work is performed in compliance with the applicable operating procedures and create a traceable link to the required compliance data, relieving the user of this resource-consuming task.

We believe that we will be the first to offer a LIMS solution that provides SDMS and ELN functionalities.    Data produced in scientific research is primarily unstructured (such as an individual’s interpretation of data in the form of written reports, email discussions between colleagues and original raw data from instruments) and to date have not been managed effectively by LIMS. Such data is primarily managed by ELNs and SDMSs. Many industry participants believe that scientific and analytical communities will need to consolidate their structured and unstructured data into one repository. To address this, in 2006, we entered into an agreement with EMC Corporation, a leading provider of enterprise content management, under which we have embedded EMC’s Documentum software into STARLIMS. This allows users to manage structured and unstructured data within a single repository. We intend to continue this initiative and develop a LIMS solution that provides SDMS and ELN functionalities. We expect to release our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007 and to release our first LIMS solution providing ELN functionalities during 2008.

Our Strategy

Our growth strategy is to:

Expand our international sales.    According to the recent Frost & Sullivan report on the LIMS market, the geographic distribution of LIMS revenues in 2006 was approximately 55% in North America, 33% in Europe, 10% in the Asia Pacific region and 2% in Latin America. In 2005 and 2006, approximately 76% and 74% of our revenues, respectively, were derived from sales in North America. We entered into the fast growing and emerging markets of China, Southeast Asia and Eastern Europe in the last three years and intend to leverage our position in these markets. We also intend to pursue market share in developed markets in Western Europe and the Pacific Rim, to which we have recently begun to devote more resources. According to the Frost & Sullivan report, emerging markets such as Latin America and the Asia Pacific region are expected to grow at compound annual rates of approximately 37% and 30%, respectively, through 2010. We believe that these markets represent a significant opportunity for our LIMS solution. For this purpose, in 2006, we established a subsidiary in Hong Kong and expanded our office in Latin America.

Increase penetration within our core markets.    According to the Frost & Sullivan report, of the total revenues of the commercial LIMS market in 2006, 36% were derived from laboratories in the life sciences, 32% from government authorities, 23% from manufacturing companies and 9% from various other organizations. Of our total revenues in 2006, 21% were derived from laboratories in the life sciences, 45% from government authorities, 30% from manufacturing companies and 4% from various other organizations. We believe that we will be able to leverage our web-based technology, as well as our reputation as a commercial LIMS provider, to further penetrate our core markets. For example, to increase our market share in the life sciences, in 2006 we established a Center of Excellence, which employs a team of 41 employees, dedicated exclusively to the life sciences. We intend to establish similar centers in other industries in which our customers operate.

Expand our presence in the LIMS replacement market.    Home-grown and custom-designed first-generation LIMS have become obsolete and in certain instances non-compliant, spurring growth in the LIMS replacement market. In addition, several LIMS providers are no longer supporting their legacy LIMS. This presents an opportunity for us to leverage our web-based technology and expertise. We have begun to identify likely targets for our marketing and sales efforts in the replacement market and have made initial sales in this market.

Continue to expand our product offerings to address adjacent markets.    Our recognized expertise and technology have enabled us to develop innovative solutions in a timely manner, including our most recent web-based LIMS solution, and to become a leading global provider of LIMS. We intend to strengthen this leading technology position by leveraging our development resources to expand our product offerings. We intend to develop new software products through internal development, possible acquisitions and partnerships with third-party technology providers. For example, scientific and analytical communities generate a significant amount of unstructured data that to date has not been managed effectively by LIMS. Such data is primarily managed by ELNs and SDMSs, which we believe will grow to a market size comparable to the LIMS market. We believe that this represents a substantial opportunity for cross-selling and to expand our product offerings into a new customer base. As a result of our recent agreement with EMC, we have embedded EMC’s Documentum software into STARLIMS. This allows users to manage structured and unstructured data within a single repository. We intend to continue this initiative and develop a LIMS solution that provides SDMS and ELN functionalities.

Pursue business acquisitions.    We intend to pursue targeted complementary business acquisitions where we believe we can enhance value. We currently have no specific plans, commitments, proposals, arrangements or agreements with respect to any acquisitions.

Our Products and Services

STARLIMS

Our configurable off-the-shelf STARLIMS software is our flagship product. STARLIMS is designed to assist laboratories in automating their processes, improving performance and complying with regulatory requirements. Such regulations typically require stringent automated electronic record-keeping of all events in a sample’s lifecycle, including chain-of-custody, sampling, preparation, testing, approval and electronic signatures. STARLIMS continuously guides the physical movement of a sample in the laboratory, tracking and recording each step of the process enabling sample traceability.

STARLIMS has been designed to provide a complete software solution enabling the definition of laboratory workflow and the management of a wide variety of laboratory processes. These processes include sample collection, test preparation, testing, results entry, review and approval. Our STARLIMS solution ensures that the laboratory’s specific processes and requirements are properly and consistently carried out.

Typically, the workflow of a laboratory that uses STARLIMS commences with the receipt of the sample by laboratory personnel. The STARLIMS user interface then prompts the user to register certain required sample data (for example, the sample source, handling requirements, safety measures and due date) and the testing that is required. Based on this input, STARLIMS generates a distribution list indicating how the sample will be divided among the relevant laboratory departments (for example, organic chemistry, metals and microbiology). Laboratory technicians then divide and deliver the sample to the appropriate departments. STARLIMS then schedules the testing utilizing the information historically obtained by the system or entered into the system by the user and other users. In establishing a testing schedule, STARLIMS considers factors such as availability of analysts and equipment, due date, other pending tests and anticipated testing cycle times based on historical testing data.

During sample testing, laboratory personnel introduce the sample into the instrument and upon completion of the test, results are captured by STARLIMS (either via an electronic interface from the instrument or entered manually). STARLIMS also captures ancillary data such as instrument settings, quality control standards utilized during the testing, analyst qualifications and any irregularities. STARLIMS then carries out pre-determined calculations of the data, validates the result and flags results outside the expected range. STARLIMS then alerts the appropriate department personnel to review and approve pending results. Such personnel determine whether the results may be included in the final report or if further testing is required. When all related tests have been successfully completed by the relevant departments, STARLIMS collates all results into one summary report and submits the report to laboratory personnel with the authority for final approval. Based on the summary report and supporting data generated by STARLIMS, such personnel may either issue final approval or use STARLIMS to order additional testing. Upon final approval, STARLIMS generates an electronically signed final report, which it routes and distributes in accordance with pre-determined rules. STARLIMS also generates a list of the required processes to dispose of the sample and any other waste, in accordance with pre-configured safety and hazard policies.

The diagram below shows a typical workflow of a laboratory using STARLIMS:

To assist the efficient and effective management of the laboratory process and resources, STARLIMS provides up-to-the-minute information, such as completed and in process work orders, current or foreseen bottlenecks and detailed trending analysis. This information is available to authorized personnel in the form of on-line reports and through the STARLIMS Dashboard (a graphical presentation of key performance indicators presented according to the specific role and authorization of each user), accessible through a standard web browser, which enables real-time decision-making.

In a typical laboratory, LIMS interface with five to 25 different types of scientific measurement devices and equipment, including chromatography data systems, spectrophotometers and analytical scales. STARLIMS uses its built-in data capture utility to easily interface with such scientific measurement devices and equipment. It also seamlessly interfaces with information systems such as ELNs and SDMSs and is interoperable with other enterprise business systems, such as enterprise resource planning systems and manufacturing execution systems.

In addition to industry standard network and database security technologies, STARLIMS incorporates security access control measures. To ensure the safety and privacy of data entered into STARLIMS by laboratory personnel or any party who has been provided access to the system, STARLIMS enables system administrators to restrict access to the system’s data and functions. STARLIMS ensures that only authorized users are provided access to the system’s data and functions. For example, access can be restricted to personnel in specified roles (such as technicians, analysts and laboratory managers), members of a certain department, participants in a certain experiment or to a certain study team. Typically, laboratory technicians who receive the sample would be limited to sample registration functions, while analysts would be limited to result entry functions and interim result approval steps.

STARLIMS has been implemented in 14 languages in addition to English and can be deployed without client-side downloads, making it ideal for large, multinational organizations with laboratories in multiple locations.

Product Architecture

STARLIMS’s flexible architecture allows for ongoing configuration and upgrades to newer software versions while preserving existing data and the laboratory’s business rules. In most legacy and first-generation LIMS, the technology and business rules components are compiled together and cannot be separated. As a result, upgrading to new versions requires time-consuming re-configuration to reflect the laboratory’s specific business rules. Our STARLIMS software overcomes this obstacle by separating the database, business rules and technology into three independent layers. Each layer can be upgraded or modified without affecting the other two layers. This architecture simplifies upgrades to new versions by our customers.

Unlike many traditional web-enabled solutions, Version 10 of STARLIMS, which we introduced in early 2006, was developed as a true web-based LIMS solution. STARLIMS uses XML and other web-services to facilitate data management and decision-making within the laboratory and throughout the customer’s network. Our web-based STARLIMS software requires no desktop (client-side) installation or maintenance and enables us to offer a solution with enhanced interoperability and user experience, presenting real-time information on a global basis in an easy-to-use graphical format.

STARLIMS architecture is easily scalable and communications between client and server are achieved through standard web service messaging over hypertext transfer protocol, or HTTP, or a secure HTTP, or HTTPS. For increased security, client-side scripting code is run in an isolated, sand-box environment, which is separated from the server-side.

Professional Services

We have built a highly trained professional service network with a presence in 20 countries, which has earned us a reputation for high quality service. Our professional services team provides our customers with training and technical support and assists them in implementation of our products. As of March 31, 2007, 84 full-time employees were engaged in implementation and support. This core team is augmented by approximately 110 consultants employed by our global distribution and services network. The senior members of our professional services team have between 12 to 20 years of experience in the LIMS industry.

During our 20 years of experience configuring our solutions to the needs of our customers, our professional services team has accumulated and continues to accumulate industry-specific best practices and know-how. Our professional services team provides on-going feedback to our development team, which uses this information to adapt our software to meet the requirements of various industries. In turn, the industry-specific tools that we have developed over the years are available to our professional services team, which allows for a more efficient implementation process. Our professional services team also supports our sales force throughout the sales cycle by providing pre-sale technical demonstrations and supporting information.

We have established professional and technical training and certification programs for our employees, distributors, partners and customers. The programs for employees of our company and our distributors provide participants know-how to ensure the consistently high level of our implementation services. Our customer training programs enable our customers to independently configure our software to their specific emerging requirements. We also promote information sharing among our customers by hosting international customer conferences and host an active intranet community, which facilitates such sharing of information. Our intranet site allows customers to submit ideas for product enhancements, which we may funnel into our research and development product pipeline.

Our Customers

Our products are used by approximately 350 organizations in more than 500 laboratories in over 40 countries and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries, including pharmaceuticals, public health, food and beverage, oil and gas, environmental, chemical, agricultural and cosmetics. STARLIMS is used by laboratories in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development.

A significant portion of our customers are government laboratories in industries such as public health, environmental science, forensic science, agriculture and water quality. In 2005 and 2006, sales to such laboratories accounted for 54% and 44% of our total revenues, respectively. Of the total revenues in 2005 and 2006, 50% and 32%, respectively, were attributable to U.S. federal, state and local government contracts. Our largest government customers include the California Animal Health and Food Safety Laboratory System, California Department of Health Services, Jamaican Ministry of Health, Singapore Health Services Authority, U.K. National Health Service, U.S. Air Force, U.S. Centers of Disease Control and U.S. Department of Defense Cyber Crimes Center.

In 2004, the GSA (the procurement arm of the federal government) awarded to us a GSA Schedule 70. GSA Schedule 70 provides federal agencies with global access to information technology and telecommunications hardware, software and professional services without the need to seek bids from suppliers who are not GSA contract holders. Since there is no maximum order limitation under the multiple-award GSA Schedule 70, customers can use GSA Schedule 70 for large-scale, multi-million dollar LIMS implementations. Our GSA Schedule 70 award facilitates our participation in large scale U.S. government LIMS projects in areas of public health, food and water supply and scientific investigations. Our GSA contract is valid for five years, expiring in July 2009, and may be extended for three additional five-year periods at the option of the GSA.

In the private sector, we primarily serve the manufacturing and life sciences markets. Our manufacturing customers include laboratories in industries such as oil and gas, chemical, food and beverage, metals and mining, consumer goods and automotive. Our life sciences customers include laboratories in industries such as pharmaceuticals, biopharmaceuticals, medical devices, biotechnology and contract research organizations. Other customers in the private sector include contract laboratories that specialize in serving various industries (primarily environmental and food safety).

We do not believe we are dependent on any single customer. Amgen Inc., a leading U.S.-based biotechnology company that entered into a contract with us in 2005, represented approximately 11%, 18% and 15% of our total revenues for the years ended December 31, 2005 and 2006 and the three months ended March 31, 2007, respectively. As of December 31, 2006, that U.S.-based biotechnology company had completed all of its minimum purchase obligations under that contract and we are unable to project whether that customer will provide us with significant income in the future. A U.S. federal agency that entered into a contract with us in 2004 represented approximately 14%, 0% and 4% of our total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Sales and Marketing

Prior to 1998, we developed LIMS software that was marketed, sold and supported exclusively by Varian Inc., a leading scientific instrument manufacturer. Since such time, we have been selling STARLIMS through our direct sales force and network of distributors. Our sales and marketing staff have increased from two employees as of December 31, 1998 to 17 employees as of December 31, 2006 and consisted of 16 employees as of March 31, 2007. Our marketing efforts focus on raising awareness for our products and generating qualified sales leads. Our direct sales force, which is the source of the majority of our revenues, is operated out of five global field offices. In addition, follow-on sales are accomplished by the efforts of our sales force and professional services team. In 2006, we established offices in the United Kingdom, Hong Kong and Canada and expanded our office in Latin America. As of March 31, 2007, our sales and marketing employees were located in the United States, Canada, Europe, the Asia Pacific region, Latin America and the Middle East. In 2005 and 2006 and the three months ended March 31, 2007, approximately 85%, 83% and 80% of our revenues, respectively, were generated by our direct sales force and the remainder was generated by our distributors. In 2005 and 2006 and the three months ended March 31, 2007, none of our distributors accounted for more than 10% of our total revenues.

We utilize the services of distributors in approximately 35 countries. The number of our distributors has increased from five distributors as of December 31, 1998 to 20 distributors as of March 31, 2007. We generally enter into a standard distribution agreement with each of our distributors, according to which the distributor is granted either an exclusive or non-exclusive right to market and sell our product offerings in a certain geographic area. Those agreements that grant exclusivity to certain geographic areas provide us the right to sell to specified international customers under worldwide agreements. In the last two years we have focused on expanding our distribution network and have entered into agreements with distributors in Japan, Russia, Brazil, Germany, Spain and Portugal.

Our marketing strategy is to generate sales leads, continue to promote the market adoption of our web-based LIMS, build our STARLIMS brand recognition and establish our company as a leading global provider of commercial LIMS solutions. Our principal marketing initiatives target key executives and decision makers within our existing and potential customer base, and include: participation in user conferences, trade shows, workshops and industry events; publication of articles and opinion pieces in trade magazines and journals; participation in industry standardization bodies; press and industry analyst relations; advertising in internet search engines and electronic and printed professional publications; and maintaining a multi-lingual website that generates potential customer leads (www.starlims.com).

Competition

The LIMS market is highly competitive and gradually consolidating and is not dominated by any one LIMS provider. According, to the Frost & Sullivan report, the top five LIMS suppliers accounted for 53% of the global LIMS market in 2006 and the report ranks us third among such suppliers based on market share. Additionally, it is subject to shifting customer needs, periodic introductions of new products and changing technology.

Our principal competitors are the LIMS divisions of multi-national laboratory equipment companies, such as Thermo Fisher Scientific Inc. and Applied Biosystems, as well as independent LIMS companies. To a lesser extent we also compete with system integrators and consulting firms specializing in software for laboratory testing, quality control and clinical trials. Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we have.

Our ability to remain competitive will depend to a great extent upon our ongoing product development and ability to provide a high level of professional services and customer support. We believe that the principal competitive factors in our market include:

•	product functionality and breadth of integration across a wide range of laboratories;

•	performance, security, scalability, flexibility and reliability of the software;

•	quality of professional services and customer support;

•	reputation and financial stability;

•	cost and demonstrable benefits for customers;

•	speed and ease of implementation and integration; and

•	sales and marketing capabilities.

We believe that we compete favorably with our competitors on the basis of these factors. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products.

Research and Development

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our investment in research and development for the years ended December 31, 2004, 2005, 2006 and the three months ended March 31, 2007, was $0.8 million, $1.4 million, $1.9 million and $676,000, respectively. We expect that our research and development expenses will increase in 2007 due to the inclusion of the costs associated with our research and development center in Ashkelon, Israel. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

As of March 31, 2007, our research and development staff consisted of 32 employees located in Florida and Israel, compared to 18 employees as of December 31, 2005. In November 2006, we established a research and development center in Ashkelon, Israel and currently have 17 programmers employed at that center.

Intellectual Property

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. We own the trademark and service mark STARLIMS, and we own the registered U.S. trademark for STARLIMS for computer software. As is typical to our industry, we do not own any registered patents or pending patent applications. We currently hold several domain names, including the domain name ‘‘starlims.com.’’ Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

In addition, if any of our software is covered by third-party patents or other intellectual property rights, we could be subject to infringement actions. Although we believe that our software does not infringe on patents held by others, we cannot assure you that it does not or that it will not in the future. Any infringement claims made against us could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement of or adverse judgment resulting from such claims could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses, we could encounter delays in product introductions if we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering the applicable software solution. In addition, we generally provide in our customer agreements, that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts.

We also integrate into our products certain technology licensed from third parties. We do not believe that any technology licensed from third parties and integrated into our products is material to our business. We may be required to license additional technology in the future for use in our products or enhancements. We may not be able to license these technologies on commercially advantageous terms or at all. Our inability to obtain any of these licenses could delay product development until alternative technologies can be identified, licensed and integrated.

Standards and Regulations

Our operations are not subject to any specific regulations or obligatory standards. There are, however, voluntary guides published for sale to LIMS developers, notably those of ASTM International, previously known as the American Society for Testing and Materials, or ASTM. We follow and keep current with respect to the standards set out in the guides published by ASTM. We are also ISO (International Organization for Standardization) 9001:2000 certified through January 2009. Additionally, we are members of the American Society for Quality and the International Society for Pharmaceutical Engineering.

To date, we have not been subject to direct regulation by the U.S. Food and Drug Administration, or the FDA. However, to the extent one of our customers incorporates our software into a medical device regulated by the FDA, the FDA may evaluate our software and consider its safety and effectiveness when evaluating or approving the medical device. Moreover, it is possible that in the future the FDA may impose different or more stringent regulations or requirements upon our customers or subject us to regulations in a manner that may adversely impact our business.

Unlike the LIMS industry, many of the industries in which our customers operate are regulated by various federal and state agencies depending on the type of testing conducted at the laboratory, such as, by way of example, the FDA, the Centers for Medicare and Medicaid Services, or the CMS, the U.S. Environmental Protection Agency, or the EPA, the Occupational Safety and Health Administration, or OSHA, and by their international counterparts. In addition, such industries seek to comply with industry-specific quality standards, such as those of the International Organization for Standardization and Six Sigma, and regulatory practices, such as GLPs, good clinical practices and good manufacturing practices, or GMPs.

If our product offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, our current and potential customers may be unwilling to use our software products. Accordingly, we have designed our products to allow compliance with current regulations and standards applicable to the industries in which our customers operate. We also expend considerable time and effort monitoring regulatory developments that could affect the use of our products by our customers. However, we cannot assure you that our software will continue to allow customers to maintain compliance with applicable regulations and guidelines as they emerge.

ISO 17025, ‘‘General Requirements for the Competence of Calibration and Testing Laboratories,’’ is a prominent example of a quality standard affecting laboratories. This standard assists laboratories which have implemented its requirements to achieve consistent production of competent results. To be recognized as adhering to the standard, laboratories must be accredited and undergo periodic assessments of their activities. The principles underlying the requirements of the standard include capacity, exercise of responsibility, use of scientific method, objectivity of results, impartiality of conduct, traceability of measurement, repeatability of test and transparency of process.

GMPs are a set of regulations, codes and guidelines for the manufacture of drugs or drug substances and products, medical devices, in vivo and in vitro diagnostic products and foods. An extremely important part of GMPs is documenting every aspect of the process, activities and operations. If the documentation cannot show the manner in which the product was made and tested and does not allow for traceability, then the product does not meet the required specification and is considered contaminated. Additionally, it is a GMP requirement that all manufacturing and testing equipment and utilities be qualified as suitable for use and that all operational methodologies and procedures (such as manufacturing, cleaning, and analytical testing) utilized in the drug process be validated to demonstrate that they can perform the activities they purport to according to predetermined specifications.

Several of our customers are engaged in clinical testing that is regulated by the FDA and other governmental authorities world-wide. The use of software during the clinical trial process must adhere to regulations such as GLPs and other FDA rules, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding GLP for Europe, Japan and the United States and other guidance documents. In addition, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures. The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials. Other guidance documents have been issued that also assist in the interpretation of 21 CFR Part 11. This regulatory guidance provides that computerized systems used to capture or manage clinical trial data must meet certain standards of attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability.

Regulation of the use and disclosure of personal medical information is complex and expanding. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of ‘‘protected health information,’’ which is individually identifiable. Health care facilities and providers who are involved in clinical trials may be subject to such requirements. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our product offerings are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance from us, in the form of a written agreement, that we will comply with various HIPAA requirements, including inspection by federal authorities. A breach of such an agreement may result in contractual liability to our customer or other adverse consequences. Regulation of medical information generally is increasing at the state and federal levels in the United States and elsewhere, and such regulations may negatively affect our business.

Employees

At March 31, 2007, we employed 152 full-time employees. Of these full-time employees, 18 employees were engaged in management and administration, 16 employees were engaged in sales and marketing, 84 employees were engaged in implementation and support and 34 employees were engaged in research and development. Of such employees, 111 were located in North America, 16 in the Asia Pacific region and 25 in Europe and the Middle East.

At December 31, 2006, we employed 148 full-time employees. Of these full-time employees, 17 employees were engaged in management and administration, 17 employees were engaged in sales and marketing, 82 employees were engaged in implementation and support and 32 employees were engaged in research and development. Of such employees, 113 were located in North America, 14 in the Asia Pacific region and 21 in Europe and the Middle East.

At December 31, 2005, we employed 66 full-time employees. Of these full-time employees, 8 employees were engaged in management and administration, 12 employees were engaged in sales and marketing, 28 employees were engaged in implementation and support and 18 employees were engaged in research and development. Of such employees, 61 were located in the United States and 5 were in Israel.

At December 31, 2004, we employed 50 full-time employees. Of these full-time employees, 5 employees were engaged in management and administration, 9 employees were engaged in sales and marketing, 24 employees were engaged in implementation and support and 12 employees were engaged in research and development. Of such employees, 46 were located in the United States and 4 were in Israel.

The foregoing includes Mr. Chaim Friedman, our Chief Financial Officer, and Mr. Eyal Guterman, our Treasurer and Risk Management Officer, both of whom provide these services to us through Sivanir (Management Services) 1992 Ltd., or Sivanir Management, an Israeli company jointly owned by Messrs. Friedman and Guterman. Mr. Friedman devotes all of his time to our company and Mr. Guterman devotes approximately 25% of his time to our company.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires payment of severance pay to dismissed employees and employees leaving employment under certain other circumstances. We fund statutory severance pay obligations by contributions to insurance companies and severance pay funds in the amount of 8.3% of the employee’s wages. A provision in our financial reports covers the difference between statutory severance pay obligations and the contributions to the insurance companies and severance pay funds. Furthermore, we and our Israeli employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The employees’ payments to the National Insurance Institute range between approximately 3.5% and 11% of an employee’s wages, and the employer’s payments range between approximately 4.1% and 5.5% of such wages.

At the start of their employment, our employees generally sign written employment agreements that include confidentiality, non-competition and assignment of invention agreement provisions.

Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located at 32B Habarzel Street, Tel Aviv 69710, Israel, where we own and occupy approximately 2,600 square feet of office space. We lease approximately 10,000 square feet of office space in Hollywood, Florida for our U.S. subsidiary, STARLIMS Corporation, under a lease that expires in October 2009. The aggregate annual rent for our office space in Florida was approximately $245,000 in 2006. We lease approximately 7,500 square feet of space in Montreal, Canada for our Canadian subsidiary under a lease that expires in June 2011 at an annual rent of approximately $155,000. We also lease approximately 3,000 square feet of space in Hong Kong for our Hong Kong subsidiary under a lease that expires in January 2010, at an annual rent of approximately $80,000. Since November 2006, we have leased approximately 3,000 square feet of space in Ashkelon, Israel for our Israeli research and development center under a lease that expires in December 2008, at an annual rent of approximately $32,000. From time to time we also lease, through staffing service providers, small offices in various locations to accommodate field sales personnel.

We believe these facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

We are not presently involved in any legal proceedings. However, during the ordinary course of business, we are, from time to time, threatened with, or may become a party to, legal actions and other proceedings.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names and ages and current positions of our executive officers and directors.

Name	Age	Position
Itschak Friedman	50	Chairman of the Board of Directors and Chief Executive Officer
Dinu Toiba	52	Vice Chairman of the Board of Directors and Vice President, Research and Development
Chaim Friedman	46	Director and Chief Financial Officer
Eyal Guterman	48	Director, Treasurer and Risk Management Officer
Jeff Ferguson	55	Chief Operating Officer of STARLIMS Corporation
Simon Wood	47	Executive Director of Marketing and Education
Martin Bandel(1)	47	Director
Dov Kleiman(1)	50	Director
Eliane Markowitz(1)	43	Director

(1)	Member of our Audit Committee

Itschak Friedman has served as the Chairman of our board of directors and Chief Executive Officer of our company since 1988. Mr. Friedman also serves as the President of our U.S. subsidiary, STARLIMS Corporation. In addition, Mr. Friedman serves as a director of Gazit Inc. Mr. Friedman holds a bachelor’s degree in geology from the Hebrew University of Jerusalem. Itschak Friedman is the brother of Chaim Friedman.

Dinu Toiba has served as the Vice Chairman of our board of directors since our initial public offering in Israel in 1993 and Vice President, Research and Development of our company since 1990. Mr. Toiba also serves as the Vice President and a director of our U.S. subsidiary, STARLIMS Corporation. Mr. Toiba holds a B.Sc. degree in mathematics and M.Sc. degree in mathematics, both from the University of Bucharest.

Chaim Friedman has served as a director of our company since 1989. Since 1989, Mr. Friedman has also served as Chief Financial Officer of our company, which services he provides to our company through Sivanir Management. Mr. Friedman devotes all of his time to our company. Mr. Friedman holds a B.Sc. degree in economics and management from the Technion – Israel Institute of Technology. Chaim Friedman is the brother of Itschak Friedman.

Eyal Guterman has served as a director of our company since our initial public offering in Israel. Since 1993, Mr. Guterman has also served as our Treasurer and Risk Management Officer, which services he provides to our company through Sivanir Management. Mr. Guterman devotes approximately 25% of his time to our company. Mr. Guterman holds a B.A. degree in economics from Ben-Gurion University and M.B.A. degree from Bar Ilan University.

Jeff Ferguson has served as the Chief Operating Officer of STARLIMS Corporation, our U.S. subsidiary, since 2003. From July 1995 until January 2003, Mr. Ferguson was the Director of Enterprise Systems at Applied Biosystems, an Applera Corporation subsidiary. Mr. Ferguson holds a bachelor’s degree in education from Eastern Michigan University.

Dr. Simon Wood has been with our company since April 2006, initially as the head of our professional and technical training and certification programs for our employees, distributors, partners and customers. Dr. Wood was appointed as our Executive Director of Marketing and Education in January 2007. Prior to joining our company and from February 2003, Dr. Wood served as Senior Consultant and Head of Consultancy Services of Labformatics Ltd. From September 1988 to September 2002, Dr. Wood held various positions with the processor of Thermo Fisher Scientific Inc. and its subsidiaries, initially as an analyst and implementation manager and thereafter as a customer services manager, operations director, global services manager, customer relationship management project director, and lastly as a business systems director of its informatics division. Dr. Wood holds a B.Sc. degree in plant biology from The University of Newcastle upon Tyne and a Ph.D. in Mycology from Sheffield University.

Martin Bandel has served as a director of our company since January 2007 and is a member of our audit committee. Mr. Bandel has served as Chief Financial Officer of Manhattan Loft Corporation since August 2000. From May 1993 to July 2000, Mr. Bandel served as the Chief Financial Officer of the Cromwell Land Group at Charterhouse Plc, part of CCF Charterhouse Plc. From January 1991 to September 1993, Mr. Bandel served as an independent strategic and financial consultant for several businesses. Mr. Bandel holds a diploma in accountancy from the City of London University and has been a member of the Institute of Chartered Accountants in England and Wales since 1982 and of the Chartered Institute of Tax since 1983.

Dov Kleiman has served as an outside director (within the meaning of the Israeli Companies Law) of our company since 2004 and is the chairman of our audit committee. Mr. Kleiman has served as the Chief Cost Accountant of the Osem/Nestle group since 1987. Mr. Kleiman holds a B.A. degree in economics and M.B.A. degree, both from Bar-Ilan University.

Eliane Markowitz has served as an outside director (within the meaning of the Israeli Companies Law) of our company since January 2007 and is a member of our audit committee. From May 2001 until November 2003 and again since January 2005, Ms. Markowitz has been with Medison Pharma Ltd., initially as the Product Manager of the hematology field and currently as Marketing Manager of its diagnostic division. In the interim period, from December 2003 until December 2004, Ms. Markovitz served as the business development and marketing manager and was the owner of Rimipharm Medical Product Ltd. Ms. Markovitz has approximately 20 years of experience in the pharmaceutical industry. Ms. Markowitz holds a B.Sc. degree in animal science and M.Sc. degree in animal science, both from the Hebrew University of Jerusalem.

Corporate Governance Practices

As an Israeli corporation we are subject to various corporate governance practices under Israeli law relating to such matters as independent directors, the audit committee and internal auditor. These matters are in addition to the requirements of the NASDAQ Stock Market and other applicable provisions of U.S. securities laws. Under NASDAQ Marketplace Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NASDAQ Marketplace Rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the Securities and Exchange Commission. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. In accordance with rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our audit committee. We intend to comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of our initial public offering.

Board of Directors and Officers

According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Chief Executive Officer and board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Our current board of directors consists of seven directors. We have three directors who qualify as independent directors under applicable U.S. securities law requirements and NASDAQ listing standards, two of whom are also outside directors within the meaning of the Israeli Companies Law.

Election of Directors

Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meetings and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. If the annual meeting of shareholders does not elect directors, the directors elected in the preceding meeting will continue in office. Directors, other than outside directors, may be removed earlier from office by resolution passed with the approval of the majority of the voting rights represented and voting at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number determined by the general meeting of shareholders.

The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise.’’ Our board of directors determined, accordingly, that at least one director must have ‘‘accounting and financial expertise.’’

We do not intend to follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, will follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting. See below ‘‘NASDAQ Marketplace Rules and Home Country Practices.’’

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term ‘‘relative’’ means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term ‘‘affiliation’’ includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term ‘‘office holder’’ includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

As of 2006, at least one of the outside directors elected must have ‘‘accounting and financial expertise’’ and any other outside director must have ‘‘accounting and financial expertise’’ or

‘‘professional qualification,’’ as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with ‘‘accounting and financial expertise’’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have ‘‘professional qualification.’’

The outside directors are elected by shareholders at a general meeting, provided that either:

•	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

•	the majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Our Board of Directors has two outside directors under Israeli law, Mr. Dov Kleiman, who has ‘‘accounting and financial expertise,’’ and Ms. Eliane Markowitz, who has ‘‘professional qualification,’’ as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. We currently comply with the requirements of NASDAQ and the Securities and Exchange Commission as to the composition of our audit committee and intend to comply with the NASDAQ requirement to maintain a majority of independent directors within 12 months of our initial public offering.

Our Board of Directors has determined that each of Mr. Dov Kleiman, Ms. Eliane Markowitz and Mr. Martin Bandel qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Mr. Dov Kleiman and Ms. Eliane Markowitz are also our outside directors within the meaning of the Israeli Companies Law.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, comptroller or principal accounting officer, or other persons performing similar functions, which is a ‘‘code of ethics’’ as defined by applicable Securities and Exchange Commission rules. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by applicable law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include:

•	the chairman of the board of directors;

•	any director employed by the company or providing services to the company on an ongoing basis; or

•	a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three members, Martin Bandel, Dov Kleiman, and Eliane Markowitz, all of whom satisfy the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board of directors has determined that each of Dov Kleiman and Martin Bandel qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

Our board of directors has adopted an audit committee charter that adds to the responsibilities of the audit committee under the Israeli Companies Law setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and NASDAQ Marketplace Rules, including the following:

•	oversight of the company’s independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of the company’s independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the office of the company’s internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors.

Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. The term ‘‘control’’ generally means the power to direct the conduct of a corporation, and a shareholder that holds 50% or more of the voting rights in a public company is presumed to be a controlling shareholder. For purposes of the procedures regarding transactions with office holders and controlling shareholders, if the company has no shareholder that holds more than 50% of its voting rights, then a shareholder that holds 25% or more of the voting rights of the company is presumed to be a controlling shareholder. Two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders (within the meaning of the Israeli Companies Law).

Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

NASDAQ Marketplace Rules and Home Country Practices

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

We have provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the following requirements and instead will continue to follow Israeli law and practice:

•	the requirements regarding the director nomination process. Under Israeli law and practice our board of directors and shareholders are authorized to recommend to our shareholders director nominees for election; and

•	the requirements regarding the compensation of our chief executive officer and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company. See ‘‘Approval of Related Party Transactions under Israeli Law.’’

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and proper business practice. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or anyone acting on its behalf. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to appoint one director or more or the general manager of the company or any person who serves as a director or as general manager of the company. In determining the ownership or voting interest of a person, Israeli law is expansive and aggregates that person’s direct and indirect holdings, including the holdings of certain affiliates, relatives and associates.

Our internal auditor is Mr. Yehuda Milberg, CPA.

Directors’ Service Contracts

We have entered into an employment agreement with each of Mr. Itschak Friedman, our Chief Executive Officer, who is also the chairman of our board of directors, and Mr. Dinu Toiba, our Vice President, Research and Development, who is also a director of our company, in connection with their employment by our U.S. subsidiary, STARLIMS Corporation. See ‘‘Our Business – Compensation of Officers and Directors.’’

Other than as described above, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that ‘‘office holders,’’ including directors and executive officers, owe to a company. An ‘‘office holder’’ is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. An office holder must act at a level of competence that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain:

•	information regarding the business feasibility of an action brought for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to:

•	avoid any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs;

•	avoid any competition with the company’s business;

•	avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received by virtue of his or her position as an office holder.

Approval of Related Party Transactions under Israeli Law

Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest require special approvals, and may only be approved if they are not adverse to the company’s interest. Transactions which are not extraordinary, must be approved by the board of directors or as otherwise provided for in a company’s articles of association. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors. Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and general meeting of shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and general meeting of shareholders, supported by the vote of at least one-third of the shares of the shareholders voting on the matter that have no personal interest in the transaction, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

The Israeli Companies Law requires that an office holder and the controlling shareholder disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company promptly and in any event no later than the first meeting of the board of directors at which such transaction is considered. The requirement does not apply with respect to a transaction with a relative that is not an extraordinary transaction. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not participate or vote on this matter in such meeting, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or listed securities or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights; or (ii) cause any person to become a holder of more than 5% of the company’s outstanding share capital or voting rights. For this purpose, convertible securities or securities exercisable into shares held by such person are assumed to have been converted and exercised.

Shareholder Duties

Under the Israeli Companies Law, in exercising his or her rights and in fulfilling his or her duties to the company and to other shareholders a shareholder must act in good faith and in a customary manner and refrain from abusing his or her power in the company, including, among other things, voting at general meetings of shareholders on: (i) an amendment to the articles of association; (ii) an increase in the company’s authorized share capital; (iii) a merger; and (iv) approval of actions and transactions which involve interests of office holders or interested parties that require approval at a general meeting of shareholders. The Israeli Companies Law also provides that a shareholder shall refrain from prejudicing the rights of other shareholders.

In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power relating to the company, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the laws applying to breach of contract will apply to a breach of the duty to act with fairness, in view of the position of the breaching shareholder in the company.

Insurance, Exemption and Indemnification of Directors and Officers

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders arising from their acts or omissions in such capacity which constitute any of the following:

•	a breach of the office holder’s duty of care to the company or to another person;

•	a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice the company’s interests; and

•	a monetary liability imposed upon the office holder in favor of another person.

Our articles of association permit us to purchase insurance covering the liability of our office holders in accordance with the Israeli Companies Law as currently in effect. We currently maintain a directors’ and officers’ liability insurance policy that provides coverage of not more than $5 million per claim and in the aggregate per year. Our shareholders have approved, subject to the completion of the offering, an increase in such directors’ and officers’ liability insurance policy coverage to $20 million per claim and in the aggregate per year. Our shareholders have also authorized us to obtain, subject to the completion of the offering, a public offering of securities insurance policy providing coverage of not more than $25 million per claim and in the aggregate for the term of the policy, which may be up to six years following the offering.

Exemption of Office Holders

The Israeli Companies Law provides that a company cannot exempt an office holder from liability with respect to a breach of his or her duty of loyalty to the company. If permitted by its articles of association, a company may, in advance, grant an exemption to an office holder from his or her liability to the company with respect to a breach of the officer holder’s duty of care. However, a company may not grant an exemption in advance to a director from his or her liability to the company with respect to a breach of his or her duty of care in the event of a distribution.

Our articles of association permit us to exempt our office holders in accordance with the Israeli Companies Law as currently in effect.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or her, or incurred by him or her concerning acts or omissions performed by the office holder in such capacity for:

•	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without any indictment filed against the office holder and without any monetary liability imposed on the office holder in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

The indemnification provisions in a company’s articles of association may include:

•	a provision allowing the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

•	a provision allowing the company to retroactively indemnify an office holder.

Our articles of association permit us to indemnify our office holders in accordance with the Israeli Companies Law as currently in effect. We have provided each of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3.5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

Limitations on Insurance, Exemption and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

Compensation of Officers and Directors

The aggregate direct compensation we paid to our directors and executive officers as a group (seven persons) for the year ended December 31, 2006 was approximately $1.1 million. This amount includes approximately $127,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association due and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

Prior to this offering we have not paid our directors for their services, other than our outside directors (in accordance with their compensation requirements under Israeli law) and our independent director. Each non-executive director receives an annual meeting fee of NIS 25,486 (approximately $6,343), a fee of NIS 872 (approximately $217) for each meeting of the board of directors or a committee attended and a fee of NIS 434 (approximately $108) in the event that a director attends a board or committee meeting by phone. These fees are subject to approval of our shareholders in accordance with Israeli law. The compensation of our outside directors is determined at the time of their election.

As of the date of this prospectus, an executive officer held options to purchase 132,000 ordinary shares. Of such options, options to purchase 12,000 ordinary shares, exercisable at $2.40 per share, were granted under our 2001 Stock Option Plan and expire in May 2009 and options to purchase 120,000 ordinary shares, exercisable at $6.27 per share, were granted under our 2005 Stock Option Plan and expire in March 2010. The exercise price of such options is the closing price of our ordinary shares on the TASE on the date preceding the option grant.

Mr. Itschak Friedman, chairman of our board of directors and our chief executive officer, and Mr. Dinu Toiba, vice chairman of our board of directors and our vice president, research and development, both of whom are also principal shareholders of our company, are employed as officers of our U.S. subsidiary, STARLIMS Corporation, under agreements entered into on November 1, 1993. During the term of their employment, Messrs. Friedman and Toiba are required to provide services in the software industry exclusively through our company. Under their respective employment agreements, Messrs. Friedman and Toiba are entitled to monthly salaries of $12,250 and $9,600, respectively, linked to the U.S. consumer price index ($16,910 and $13,252 per month, respectively, as of December 31, 2006). Both of the agreements will continue until terminated in accordance with their terms. Each of the agreements with Messrs. Friedman and Toiba may be terminated by our company without cause upon 180 days prior written notice. Messrs. Friedman and Toiba have agreed not to compete with the business of our company for two years following termination of their employment and are subject to confidentiality undertakings during and following the term of the agreement. Upon termination of their agreements for any reason, Messrs. Friedman and Toiba are entitled to payment in an amount equal to 150% of their last monthly salary, multiplied by the number of years of employment starting from January 1, 1993. Since 1993, we have paid Messrs. Friedman and Toiba one and a half months salary at the end of each year instead of them being entitled to receive the 150% of their last monthly salary payment upon termination of their respective employment. In the years ended December 31, 2005 and 2006, such payments were $24,756 and $25,365, respectively, for Mr. Friedman and $19,400 and $19,878, respectively, for Mr. Toiba. We have scheduled a special general meeting of shareholders to amend the employment agreements of Messrs. Friedman and Toiba. Under the proposed amendments, subject to the approval of our shareholders and the completion of this offering, Messrs. Friedman and Toiba will be entitled to an annual salary of $360,000 and $260,000, respectively, subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50. Under their proposed amended employment agreements, the cash severance payments will no longer be made and Messrs. Friedman and Toiba will not be entitled to any severance payment upon the termination of their employment. The amendments will be in force for a period of five years following their effective date.

In January 1993, we entered into a management and consulting agreement with Sivanir Management under which Mr. Chaim Friedman serves as our Chief Financial Officer on a full time basis and Mr. Eyal Guterman serves as our Treasurer and Risk Management Officer on a part time (25%) basis. For these services, we agreed to pay Sivanir Management $9,000 per month, linked to the U.S. consumer price index. We paid Sivanir Management an aggregate $140,000, $146,000 and $150,000 in each of the years ended December 31, 2004, 2005 and 2006, respectively. The agreement with Sivanir Management is renewed automatically each year for an additional one year period, unless one party notifies the other of its termination upon 180 days advanced written notice. We have scheduled a special general meeting of shareholders to amend our management and consulting agreement with Sivanir Management. Under the proposed amendment, subject to the approval of our shareholders and the completion of this offering, Sivanir Management will be entitled to an annual service fee of $260,000, subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50. The amendment will be in force for a period of five years following its effective date.

Share Option Plans

Stock options have from time to time been an important component of the compensation packages for many of our mid-level and senior-level employees. We currently have three stock option plans, which are summarized below.

2001 Option Plan and 2005 Option Plan

In March 2001, we adopted our 2001 Option Plan, or the 2001 Plan, under which we are authorized to issue up to an aggregate 200,000 ordinary shares. Employees of our company and our U.S. subsidiary, STARLIMS Corporation, are eligible to participate in the 2001 Plan.

In March 2005, we adopted our 2005 Option Plan, or the 2005 Plan, under which we are authorized to issue up to an aggregate 200,000 ordinary shares. Employees of our company and our U.S. subsidiary, STARLIMS Corporation, are eligible to participate in the 2005 Plan.

The terms of the 2001 Plan and 2005 Plan, collectively referred to as the Option Plans, are essentially identical and are summarized together below.

Awards under the Option Plans.    Awards under the Option Plans are in the form of non-qualified stock options. Shares that are forfeited under the terms of the Option Plans and shares that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit for the option may again be subject to new awards under the Option Plans.

Administration of the Option Plans.    The Option Plans are administered by our Board of Directors and may also be administered by a compensation committee of our Board of Directors, consisting of not fewer than two directors. In general, each member of such a compensation committee will be a non-employee director within the meaning of the Securities Exchange Act of 1934, as amended, and an outside director within the meaning of the Internal Revenue Code of 1986, as amended. Subject to the provisions of the applicable Option Plan and applicable law, the compensation committee has the authority to establish those rules and regulations as they may deem appropriate for the proper administration of the Option Plans. Subject to the provisions of the applicable Option Plan, our Board of Directors and compensation committee have the authority to grant awards under the Option Plans, to interpret the provisions of the Option Plans and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Option Plan or any award under the Option Plans as they may deem necessary or advisable. All decisions made by our Board of Directors or the compensation committee pursuant to the provisions of the Option Plans will be final, conclusive and binding on all persons. No member of our Board of Director or compensation committee will be liable for anything done or omitted to be done by such member or any other member of the Board of Directors or compensation committee in connection with the Option Plans, except for the member’s own willful misconduct or as expressly provided by statute.

Option Price.    In general, except as otherwise provided by our Board of Directors or the compensation committee in the optionee’s stock option agreement, the exercise price per each ordinary share will be the closing price of an ordinary shares on the TASE on the date of the option grant, translated into U.S. dollars based on the U.S. dollar representative rate of exchange as published by the Bank of Israel on such date.

Option and Exercise Period.    Options granted under the Option Plans expire on the fifth anniversary of their award and no option may be exercised after the expiration of its term. Except as otherwise provided by our Board of Directors or the compensation committee in the optionee’s stock option agreement, 50% of the options granted under the Option Plans vest and become exercisable upon the completion of two years of continuous employment service with our company or STARLIMS Corporation and 25% of the options granted under the Option Plans vest and become exercisable upon the completion of each of the third and fourth years of such continuous employment service. However, unless determined otherwise by our Board of Directors, options will cease to vest and all unvested options will be null and void immediately upon a reduction in the scope of duties that the optionee performs for our company or STARLIMS Corporation, regardless of whether the optionee’s job title changes (medical, military, disability, including pregnancy, and other leaves of absence approved by our company or STARLIMS Corporation are deemed to be continuous employment to the extent required by law or determined by the Board of Directors or the compensation committee).

Change of Control.    In the event of a change of control, as defined in the Option Plans, the expiration of all options granted under the Option Plans may be accelerated or the terms of the options may be changed by our Board of Directors.

Non-Transferability of Options.    Options granted under the Option Plans are not assignable or transferable by the optionee, and may be exercised during the lifetime of the optionee only by the optionee. However, during the optionee’s lifetime, the optionee may, with the consent of the Board of Directors or the compensation committee, transfer without consideration all or any part of his/her options to (i) one or more members of the optionee’s immediate family (as defined in the Option Plans); (ii) a trust established for the exclusive benefit of one or more members of the optionee’s immediate family; or (iii) a limited liability company in which all members are members of the optionee’s immediate family.

Amendment and Termination.    Our Board of Directors may, from time to time, alter, amend, suspend or terminate the Option Plans with respect to options that have not been granted, subject to applicable law and any requirement for shareholder approval imposed by any stock exchange or quotation system on which our ordinary shares are listed or quoted. Subject to the provisions of the applicable Option Plan regarding a change of control, our Board of Directors and the compensation committee may not, without the consent of the optionee, alter or in any way impair the rights of an optionee under any award previously granted. The termination of the Option Plans will not affect any option previously granted. The Option Plans will terminate and no further options may be granted under the Option Plan after the fifth anniversary of their effective date, unless terminated earlier by the Board of Directors.

Grants to Non-U.S. Persons.    Without amending the Option Plans, our Board of Directors or the compensation committee may grant options to eligible individuals who are not U.S. nationals on such terms and conditions different from those specified in the Option Plans, and the board of directors and compensation committee may make such modifications, amendments and procedures to the Option Plans as may be necessary or advisable to comply with the provisions of laws in other countries in which we operate or have employees.

As of the date of this prospectus, there are no ordinary shares available for future option grants under the 2001 Plan and 25,000 ordinary shares remain available for future option grants under the 2005 Plan.

2006 Employee Option Plan

In January 2006, we adopted our Employee Option Plan, or the 2006 Israeli Plan, under which we are authorized to grant options to employees of our company and subsidiaries. The 2006 Israeli Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version] – 1961, as amended, or the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officer and directors that are granted options in accordance with its terms. Up to 40,500 ordinary shares may be issued under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate 200,000 ordinary shares that may be issued under the 2005 Plan. In accordance with the Israeli Tax Ordinance and the 2006 Israeli Plan, the option awards are deposited and held in escrow for a period of at least 24 months from the date of grant.

The 2006 Israeli Plan may be administered by our Board of Directors or a committee appointed by our Board of Directors, in which case, whenever appropriate, all references in the 2006 Israeli Plan and in this description to the Board of Directors will be deemed to refer to such committee. Subject to the provisions of the 2006 Israeli Plan and applicable law, our Board of Directors will determine the exercise price of each option, the number of shares underlying the option, its vesting schedule and the term of the option. No option may be exercised after the expiration of its term.

Under the 2006 Israeli Plan, the optionee may not assign, transfer or waive the options for the benefit of others, including other employees, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her legal guardian.

As of the date of this prospectus, 25,000 ordinary shares remain available for future option grants under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate ordinary shares that are available for future option grants under the 2005 Plan.

2007 Restricted Stock Unit Plan

We intend to adopt, subject to the approval of our Board of Directors, a restricted stock unit plan, or the 2007 Plan, during the third quarter of 2007. The 2007 Plan is intended to provide incentives to employees, non-employee directors and consultants of our company. Under the 2007 Plan, our Board of Directors may grant plan participants a contractual right to receive our shares at the end of a vesting period, the amount of such shares and the vesting period to be determined by our Board of Directors in each individual grant. As presently contemplated, the 2007 Plan will provide for the issuance of up to 240,000 of our ordinary shares. Payment will be made in our shares or, at the discretion of the Board of Directors, cash equal to the fair market value of such shares at the end of the vesting period. Prior to receiving such shares, if any, plan participants will have no right to vote or receive dividends on their granted shares. Generally, a plan participant’s grant will be forfeited upon termination of employment or services with our company prior to the end of the vesting period, unless otherwise provided by our Board of Directors in the individual grant. Unvested grants will also terminate in the event that the market price of our ordinary shares falls below 50% of the grant price.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering, by (i) each person who we know beneficially owns 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our directors and executive officers as a group.

Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The table assumes 6,495,000 ordinary shares outstanding as of the date of this prospectus and 8,595,000 ordinary shares outstanding upon the completion of this offering.

	Number of shares beneficially owned		Percentage of shares beneficially owned
Name of Beneficial Owner	Before Offering	After Offering(1)	Before Offering	After Offering(1)
Itschak Friedman(2)(3)	1,360,508	1,360,508	20.95%	15.83%
Dinu Toiba(2)(3)	770,000	770,000	11.86%	8.96%
DS Securities and Investments Ltd.(4)	576,777	576,777	8.88%	6.71%
Clal Insurance Enterprises Holdings Ltd.(5)	572,737	572,737	8.82%	6.66%
Harel Insurance Investments Ltd.(6)	402,232	402,232	6.21%	4.69%
Chaim Friedman(2)(3)(7)	396,922	396,922	6.11%	4.62%
Eyal Guterman(3)(7)	381,935	381,935	5.88%	4.44%
Jeff Ferguson(3)(8)	69,000	69,000	1.05%	*
Eliane Markowitz(3)	700	700	*	*
Simon Wood(3)	—	—	—	—
Martin Bandel(3)	—	—	—	—
Dov Kleiman(3)	—	—	—	—
All directors and executive officers as a group (nine persons)	2,979,065	2,979,065	45.86%	34.65%

*	Less than 1%.
(1)	Assumes that the underwriters’ over-allotment option to purchase an additional 315,000 ordinary shares from us is not exercised.
(2)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.
(3)	The address of Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman, Jeff Ferguson, Simon Wood, Martin Bandel and Dov Kleiman and Ms. Eliane Markowitz is c/o STARLIMS Technologies Ltd., 32B Habarzel Street, Tel Aviv 69710, Israel.
(4)	Based on reports submitted by DS Securities and Investments Ltd. to our company, which we submit to the Israeli Securities Authority via its distribution site (www.magna.isa.gov.il). The address of DS Securities and Investments Ltd. is 21 Ha’arbaa Street, Tel Aviv 64739, Israel.

(5)	Based on reports submitted by Clal Insurance Enterprises Holdings Ltd. to our company, which we submit to the Israeli Securities Authority via its distribution site. The address of Clal Insurance Enterprises Holdings Ltd. is 48 Menachem Begin Street, Tel Aviv 66184, Israel.
(6)	Based on reports submitted by Harel Insurance Investments Ltd. to our company, which we submit to the Israeli Securities Authority via its distribution site. The address of Harel Insurance Investments Ltd. is 3 Abba Hillel Street, Ramat Gan 52118, Israel.
(7)	Includes 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.
(8)	Subject to currently exercisable options.

After this offering, our current shareholders will own approximately 72.9% of our outstanding shares, if the underwriters exercise in full their option to purchase an additional 315,000 ordinary shares. Of such outstanding shares, 2,910,065 ordinary shares are held by executive officers and directors (not including 69,000 ordinary shares issuable under currently exercisable options) and 3,584,935 ordinary shares by the public. Our executive officers and directors have advised us that they currently intend to continue to hold all the ordinary shares they own following this offering. However, our executive officers and directors are not subject to any contractual obligation that would prohibit them from selling, spinning off, splitting off or otherwise disposing of any of our ordinary shares except that they have agreed not to dispose of or hedge any of our ordinary shares for a period of 180 days after the date of this offering without the prior written consent of Oppenheimer & Co. Inc., as representative of the Underwriters, subject to certain limitations and limited exceptions. See ‘‘Underwriting.’’

As a result, our executive officers and directors will be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval, including the composition of our board of directors and the appointment and removal of officers, mergers or other business combinations involving us, acquisitions or dispositions of our assets, future issuances of our ordinary shares or other securities, our incurrence of debt, various agreements, amendments, waivers and modifications to the agreements between us and our affiliates, and payments of dividends on our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On December 31, 2003, Mr. Itschak Friedman held 2,588,405 ordinary shares or 40.68% of our voting rights at such time. During 2004, Mr. Friedman sold 375,000 ordinary shares and his ownership interest decreased to approximately 34.76% of our voting rights as of December 31, 2004. During 2005, Mr. Friedman sold 852,897 ordinary shares and his ownership interest decreased to approximately 21.29% of our voting rights as of December 31, 2005. Mr. Friedman did not sell any shares held by him in 2006.

On December 30, 2003, Mr. Dinu Toiba held 1,111,902 ordinary shares or 17.48% of our voting rights at such time. During 2004, Mr. Toiba sold 225,000 ordinary shares and his ownership interest decreased to approximately 13.93% of our voting rights as of December 31, 2004. During 2005 and 2006, Mr. Toiba sold an aggregate 116,902 ordinary shares and his ownership interest decreased to approximately 11.86% of our voting rights as of December 31, 2006.

On December 30, 2004, DS Securities and Investments Ltd., or DS Funds, held 553,185 ordinary shares or 8.69% of our voting rights at such time. During 2005, DS Funds acquired 284,877 ordinary shares and its ownership interest increased to approximately 13.11% of our voting rights as of December 31, 2005. During 2006, DS Funds sold 131,785 ordinary shares and its ownership interest decreased to approximately 10.88% of our voting rights as of December 31, 2006.

On October 17, 2006, Clal Insurance Enterprises Holdings Ltd., or Clal, submitted to our company a report of first becoming a major shareholder and gave notice that it beneficially held 401,259 or 6.22% of our voting rights at such time. During 2006, Clal acquired 167,523 ordinary shares and its ownership interest increased to approximately 8.76% of our voting rights as of December 31, 2006.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights attached to their ordinary shares.

Record Holders

As of the date of this prospectus, we are aware of four holders of record of our ordinary shares, none of which had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since most of our ordinary shares are held of record by a nominee.

RELATED PARTY TRANSACTIONS

We have entered into a management and consulting agreement with Sivanir Management, which is jointly owned by Messrs. Chaim Friedman and Eyal Guterman, both of whom are directors and principal shareholders of our company. Under the agreement, Mr. Chaim Friedman serves as our Chief Financial Officer on a full time basis and Mr. Eyal Guterman serves as our Treasurer and Risk Management Officer on a part time basis, devoting approximately 25% of his business time and attention to our company. We paid Sivanir Management an aggregate of $140,000, $146,000 and $150,000 in each of the years ended December 31, 2004, 2005 and 2006, respectively. See ‘‘Our Business – Compensation of Officers and Directors.’’

DESCRIPTION OF SHARE CAPITAL

Share Capital

Our authorized share capital consists of 15,000,000 ordinary shares, each with a par value of NIS 1.0 per share.

Upon the closing of this offering, we will have 8,595,000 ordinary shares issued and outstanding.

All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights.

Dividend and Liquidation Rights

The holders of the ordinary shares to be sold in this offering will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this prospectus. Although we have paid dividends on an annual basis during the last five years, we do not intend to declare or distribute dividends for a period of at least 12 months following this offering. We have not adopted a dividend distribution policy and our past practice should not be relied upon as an indication of our future practice. Dividends, if paid, will be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Under the Israeli Companies Law a company may effect a distribution out of its profits (as defined by the Israeli Companies Law) provided that there is no reasonable concern that such distribution might deprive the company of its ability to meet its existing and anticipated liabilities as they become due. ‘‘Profits’’ are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. ‘‘Surplus’’ means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

A company that wishes to make a distribution that does not have profits (within the meaning of the Israeli Companies Law), must obtain court permission, which will be granted if the court is convinced that there is no reasonable concern that such distribution might deprive the company of its ability to meet its existing and anticipated liabilities as they become due.

Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold.

Voting

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.

Limitations on the Rights to Own Our Ordinary Shares

Neither our memorandum of association, our articles of association, nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Minister of Finance consents otherwise.

Election of Directors

Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders. If directors have not been elected at the general meeting, the directors who were elected at the previous meeting will continue in office. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see ‘‘Management - Board of Directors and Officers.’’

Annual and Special Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, in general notice of at least 14 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as ‘‘special general meetings.’’ In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. If there is no chairman or he or she is absent from the meeting within 15 minutes from the time set for the meeting or if he or she refuses to take the chair at the meeting, the members that are present may elect one of the directors as chairman of the meeting or where no director is present or if all the directors who are present refuse to take the chair – one of the members present may be elected to chair the meeting. The chairman of the board of directors is not entitled to a vote at a general meeting in his or her capacity as chairman. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing certain disclosure and procedural requirements for proxy solicitations.

However, we intend to distribute proxy material to our shareholders for our annual and special meetings and to provide them with an opportunity to participate in such meetings.

Quorum

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the company. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the following week at the same time and place or to any time and place as the board of directors designates in a notice to the shareholders. At the adjourned meeting, the required quorum consists of at least two shareholders present in person or by proxy or by written ballot.

Resolutions

Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Ordinance a resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented and voting at the general meeting.

Under the Israeli Companies Law, shareholders may vote at general meetings and class meetings by written ballot on the following matters:

•	appointment and removal of directors;

•	approval of actions and transactions involving interests of officers or other interested parties which require the approval of the general meeting;

•	approval of a merger;

•	any other matter in respect of which there is a provision in the articles of association or thereunder to the effect that decisions of the general meeting may also be passed by written ballot;

•	a settlement or arrangement between the company and its creditors or shareholders; and

•	other matters prescribed by the Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and principal shareholders register, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction involving interests of officers or other interested parties which requires general meeting approval under the Israeli Companies Law. We may refuse a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the review of the document could otherwise prejudice our interests.

Transfer of Shares

Fully paid ordinary shares are freely transferable under our articles of association and Israeli law.

Modification of Class Rights

The Israeli Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the approval of a separate class meeting of the affected class.

Anti-Takeover Provisions; Mergers and Acquisitions

Tender Offer.    A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiror should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’ Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’ The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

•	the acquisition was made in a private placement the object of which was to confer to the acquiror a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiror 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

Merger.    The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

Transfer Agent and Registrar

We intend to appoint American Stock Transfer & Trust Company as the transfer agent and registrar for our ordinary shares that will be listed on The NASDAQ Global Market.

Listing

Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol ‘‘LIMS.’’

Registration Number

Our registration number with the Israeli Companies Registrar is 520040247.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 8,595,000 ordinary shares. Of those shares, 2,100,000 ordinary shares will be held by investors in this offering, 3,584,935 ordinary shares will be held by our current shareholders and 2,910,065 ordinary shares will be held by our executive officers and directors. The 2,100,000 ordinary shares being sold in this offering will be freely tradable without restriction or registration under the Securities Act, unless purchased by one of our existing ‘‘affiliates,’’ as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. Substantially all of the remaining 6,495,000 ordinary shares were issued more than two years ago, principally in connection with our initial public offering in Israel. Of such shares, 3,996,085 ordinary shares not held by our affiliates are freely tradeable. The remaining 3,117,815 ordinary shares are primarily held by our affiliates and may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our ‘‘affiliates,’’ would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of ordinary shares then outstanding, which will equal approximately 85,928 ordinary shares immediately after this offering (assuming no exercise of the underwriters’ over-allotment option); or (ii) the average weekly trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us. Under Rule 144(k), a person who is not deemed to have been one of our ‘‘affiliates’’ at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an ‘‘affiliate,’’ is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreement

Notwithstanding the foregoing, our officers and directors have agreed with the Underwriters not to dispose of or hedge any of its ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of our company and Oppenheimer & Co. Inc., as representative of the Underwriters, subject to certain limitations and limited exceptions.

ISRAELI TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You are urged to consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of these kinds of purchasers include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 29% on taxable income for the year 2007 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax will be reduced to a rate of 27% for the year 2008, 26% for the year 2009 and 25% for the year 2010 and thereafter. However, the effective tax rate payable by a company that derives income from a benefited enterprise as further discussed below may be lower.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits:

•	amortization of the expenses incurred in the purchase of know-how and patents, over an eight-year period;

•	expenses related to a public offering are deductible over a three-year period;

•	the right to file, under specified conditions, a consolidated tax return with other Israeli Industrial Companies under the same control that engage in the same economic sector; and

•	accelerated depreciation rates on equipment and buildings.

Under the Industry Encouragement Law, an ‘‘Industrial Company’’ is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an ‘‘Industrial Enterprise’’ owned by it. An ‘‘Industrial Enterprise’’ is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investment, 1959, or the Investment Law, provides that certain capital investments in production facilities that contribute to the economic independence of the Israeli economy and are deemed competitive facilities that contribute to the Israeli gross domestic product may, subject to the conditions specified in the law, be entitled to the status of an ‘‘Approved Enterprise.’’ A company having an Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits.

The Investment Law specifies certain conditions that an Approved Enterprise has to comply with, including compliance with the definition of an ‘‘Industrial Enterprise’’ as detailed in the Investment Law and minimum capital investments. In addition, for the status of an Approved Enterprise an entity must comply with at least one of the following conditions during the period of entitlement in order to enjoy the benefits:

•	that the Approved Enterprise engage primarily in biotechnology or nanotechnology and receive the prior approval of the Chairman of the Industrial Research and Technology Administration confirming this; or

•	that the Approved Enterprise’s revenues from any single country do not exceed 75% of the Approved Enterprise’s total revenues; or

•	that 25% of the Approved Enterprise’s revenues during the benefits period derive from sales within a single country with a population of at least 12 million.

An Approved Enterprise that complies with one of the foregoing conditions and other terms specified in the Investment Law is a ‘‘Benefited Enterprise.’’ A Benefited Enterprise is entitled to accelerated depreciation for its manufacturing assets. In addition, a Benefited Enterprise is entitled to full exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% on undistributed income for the remainder of the benefits period. The duration of the remainder of the benefits period varies, depending on the level of Foreign Investment in the enterprise in each year, and the location of the enterprise. The scope of the reduction in the corporate tax rate is also dependant on the level of Foreign Investment in the enterprise. Foreign Investment is determined pursuant to the percentage of a company’s share capital (conferring rights to profits, voting and appointment of directors) and shareholders loans owned by non-Israeli residents. The minimum amount constituting a Foreign Investment for purposes of the Law is NIS 5.0 million. A Benefited Enterprise located in Development Zone A, where we established a development center in November 2006, is exempt from corporate tax on undistributed income for 10 years. A Benefited Enterprise located in Development Zone B is exempt from corporate tax on undistributed income for six years, and subject to a reduced corporate tax rate of 25% in the seventh year. A Benefited Enterprise located in an area other than Zone A or B is exempt from corporate tax on undistributed income for two years and subject to a reduced corporate tax rate of 25% in the following four years. However, if the enterprise has a Foreign Investment of 25% or more it will enjoy a reduced corporate tax rate during the four years following the six years of full exemption if located in Zone B, or if located in an area other than Zone A or B it will enjoy a reduced corporate tax rate during the eight years following the two years of full exemption. The reduced corporate tax rate would be 25%, unless the enterprise has a Foreign Investment of 49% or more. If the Foreign Investment is 49% or more but less than 74%, the reduced corporate tax rate would be 20%, if the Foreign Investment is 74% or more but less than 90% the reduced corporate tax rate would be 15%, and if the Foreign Investment is 90% or more the reduced corporate tax rate would be 10%. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year.

If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, a portion of its income that is equivalent to the amount distributed as dividends will be subject to corporate tax. Dividends paid to shareholders out of income derived from the Benefited Enterprise are subject to income tax at a reduced rate of 15% subject to the relevant tax treaty as detailed below.

A Benefited Enterprise located in Zone A is entitled to substitute the full exemption from corporate tax on undistributed income by a reduced corporate tax rate of 11.5%. In this case it would not be subject to additional corporate tax in case of dividend distributions, dividends distributed from the income of the Benefited Enterprise to Israeli residents will be subject to 15% income tax, and dividends distributed from the income of the Benefited Enterprise to non-Israeli residents will be subject to 4% income tax.

A company with a Foreign Investment of 74% or more, which has 80% or more of its income derived in foreign currency, is entitled to an extension of the period of tax exemption by five additional years. The period of benefits may in no event exceed 14 years from the first year in which the company derived income from the Benefited Enterprise, if the enterprise is located in Zone A, or 12 years if the enterprise is not located in Zone A. The reduced income tax on dividends distributed out of income derived from a Benefited Enterprise is applicable only if the dividends are distributed within 12 years after the benefits period. Dividends distributed by an enterprise that has a Foreign Investment of 25% or more are not subject to the 12-year limitation.

If a company has more than one Approved Enterprise or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

In June 2006, we received a pre-ruling from the Israeli Tax Authority confirming that a development center which we established in November 2006 in the industrial zone of Ashkelon, Israel will be regarded a Benefited Enterprise. Benefited Enterprises located in this area, which is qualified as Zone A, may elect between a full exemption from corporate tax on undistributed profits or a reduced corporate tax of 11.5%. We have elected the full exemption option, which will apply to taxable income attributable to the Benefited Enterprise. In addition, we have retained earnings in the amount of $355,000 from an investment that was recognized as an Approved Enterprise and whose benefit period terminated in 1997. The distribution of these earning will be subject to 25% corporate tax (or 33.33% under certain conditions), in addition to the income tax that will apply with respect to the dividend income paid to our shareholders.

The benefits available to a Benefited Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority. The pre-ruling that we received is subject to several conditions which include, among other things, that we remain controlled and managed from Israel throughout the benefit period and that we not change our line of business or business model, or significantly reduce the volume of our production or variety of our products. In addition, under the pre-ruling, during the benefit period, a certain percentage of our Israeli and U.S. employees who are engaged in core research and development must be located in Israel, a certain percentage of our Israeli and U.S. empoyees who are engaged in quality control must be located in Israel and no less than 12 of the employees engaged in core research and development must be recruited and employed in Israel. If we were to violate one or more of these conditions we could be required to refund the full amount of the tax benefits, linked to the Israeli consumer price index, plus interest and penalties. Had we been entitled to this tax benefit in 2006, our tax liability in Israel would have been reduced by approximately $600,000 and our effective tax rate would have decreased from approximately 32% to approximately 21%. As of the date of this prospectus, we were in compliance with all applicable conditions.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, was enacted for the purpose of overcoming issues arising from a traditional tax system in an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•	when the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments

Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index;

•	if the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

•	subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Minister of Finance made no such determination in respect of 2006.

The Israeli tax ordinance and regulations promulgated thereunder allow ‘‘Foreign-Invested Companies,’’ (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (i) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel; and (ii) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We believe that subsequent to this offering we may qualify as a ‘‘Foreign Investment Company’’ within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends.    According to Israeli tax law, non-Israeli residents are subject to income tax on income accrued or derived from sources in Israel. Dividends distributed by a company resident in Israel are deemed income accrued or derived from sources in Israel.

Unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence, dividends from income attributed to our ‘‘Approved Enterprise’’ will be subject to income tax in Israel at the rate of 15%, and dividends from income which is not attributed to an ‘‘Approved Enterprise’’ will be subject to income tax in Israel at the rate of 20%, except for dividend distributed to ‘‘a substantial shareholder’’ which will be subject to tax at the rate of 25%. A ‘‘substantial shareholder’’ is a shareholder holding, either directly or indirectly, alone or together with another, at least 10% of any means of control in a company. The term ‘‘together with another’’ means together with a relative, or together with someone who is not a relative with whom the individual, either directly or indirectly, usually cooperates, pursuant to an agreement, with respect to the material affairs of the company. The relevant holdings for the purpose of determining whether a shareholder is a substantial shareholder are the shareholder’s holdings at the time of the distribution and at any time during the 12 months preceding the distribution. These taxes will be withheld at source from the amounts distributed as dividends. The withholding tax from dividends derived from traded securities by a ‘‘substantial shareholders’’ is limited to 20%.

A non-resident of Israel who receives dividends from which tax was withheld at source is generally exempt from the duty to file returns in Israel in respect of such income, provided that the dividends were not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Under the Convention between the U.S. Government and the Government of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, the maximum rate of tax chargeable in Israel on dividends paid to a U.S. resident, within the meaning of the U.S.-Israel Tax Treaty, is 25%. Furthermore, the maximum rate of tax chargeable on dividends that are paid to a U.S. corporation holding at least 10% of the outstanding shares of the voting stock of the paying company during the part of the tax year of the paying company that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the paying company’s gross income consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting shares of which are owned by the paying company at the time such dividends or interest is received). These provisions of the U.S.-Israel Tax Treaty will not apply to dividends constituting industrial or commercial profits attributable to a permanent establishment which the recipient has in Israel, that are subject to the specific provisions of the treaty relating to industrial or commercial profits.

Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

Capital Gains Taxes Applicable to Non-Israeli Shareholders.    In general, Israel imposes a capital gains tax on the sale of capital assets located in Israel, including shares of Israeli resident companies, by both Israeli and non-Israeli resident shareholders, unless a specific exemption is available, or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

Shareholders that are not Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares that are traded on an Israeli stock exchange, unless such gains are derived from a permanent establishment of such shareholders in Israel, and provided that the shares were purchased after the listing of the shares on the stock exchange. Our shares are traded on the TASE. Therefore, the exemption will apply to capital gains derived by eligible non-Israeli residents.

Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law or the Income Tax Ordinance’s provisions concerning bookkeeping in a foreign currency.

However, a non-Israeli corporation will not be entitled to the foregoing exemptions if (i) it is controlled by Israeli residents; or (ii) Israeli residents are the beneficiaries of or entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholder located in Israel; or (iii) an individual shareholder is present in Israel for a period or periods aggregating 183 days or more during the taxable year. In such case the U.S. resident would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who purchase their ordinary shares in this offering and who hold their ordinary shares as capital assets.

As used in this section, the term ‘‘U.S. Holder’’ means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust; and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

The term ‘‘Non-U.S. Holder’’ means a beneficial owner of an ordinary share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a ‘‘functional currency’’ other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

All investors are urged to consult their own tax advisors as to the particular tax consequences of this offering to them, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Ordinary Shares

Subject to the discussion below under ‘‘Passive Foreign Investment Company Considerations,’’ a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under ‘‘Passive Foreign Investment Company Considerations,’’ distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to certain limitations, ‘‘qualified dividend income’’ received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the ‘‘U.S.-Israel Tax Treaty’’); or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Subject to the discussion below under ‘‘Information Reporting and Back-up Withholding,’’ a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute ‘‘passive income,’’ or, in the case of certain U.S. Holders, ‘‘financial services incomes.’’ U.S. Holders should note that recently enacted legislation eliminates the ‘‘financial services income’’ category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to ‘‘passive category income’’ and ‘‘general category income.’’ The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under ‘‘Passive Foreign Investment Company Considerations,’’ a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

Subject to the discussion below under ‘‘Information Reporting and Back-up Withholding,’’ a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

•	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income, as well as amounts derived by reason of the temporary investment of funds raised in this offering.

If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as ‘‘excess distributions.’’ Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or ‘‘excess distribution,’’ cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a ‘‘step-up’’ in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, and because the market price of our ordinary shares may fluctuate after this offering, we cannot be certain that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year.

The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements, and we have not yet determined whether we will comply with the accounting, record keeping and reporting requirements necessary for U.S. Holders to make a QEF election should we become a passive foreign investment company.

As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a ‘‘mark-to-market’’ election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute ‘‘marketable stock,’’ which includes stock of a passive foreign investment company that is ‘‘regularly traded’’ on a ‘‘qualified exchange or other market.’’ Generally, a ‘‘qualified exchange or other market’’ includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is ‘‘regularly traded’’ on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Backup Withholding

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you: (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required; or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally, and not jointly, agreed to purchase the number of shares indicated in the following table. Oppenheimer & Co. Inc. is acting as the representative of the underwriters.

Underwriters	Number of Shares
Oppenheimer & Co. Inc.
JMP Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, subject to certain conditions precedent, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 315,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us.

Total
	Per Share	Without Over-allotment	With Over-allotment
Underwriting discounts and commission payable by us(1)

(1)	Does not include a non-accountable expense allowance in the amount of $100,000 payable to the representative of the underwriters.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price.

We have agreed that we will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus. This agreement does not apply to the filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing employee benefit plans, our issuance of ordinary shares upon exercise of an existing option, or our granting of awards pursuant to our existing employee benefit plans (subject to the lock-up restrictions described in this ‘‘Underwriting’’ section).

Our officers, directors and certain shareholders have agreed that they will not, other than as contemplated by this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge, or disposition, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus. These agreements are subject to several exceptions.

In the event that either (i) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event relating to us; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period beginning on the last day of the initial lock-up period, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

This is the initial public offering of our ordinary shares in the United States. The initial public offering price for the shares in the United States will be determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price of our ordinary shares in the United States will be the prevailing market price for our ordinary shares on the TASE, our record of operations, our current financial condition, our future prospects, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will be sold in the public market after this offering will not be lower than the initial public offering price of our ordinary shares in the United States or that an active trading market in our ordinary shares will develop and continue after this offering.

Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol ‘‘LIMS.’’

In connection with the offering, the underwriters may purchase and sell shares of our ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. ‘‘Covered’’ short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. ‘‘Naked’’ short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market, or otherwise.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, will be approximately $850,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates may in the future perform, from time to time, various financial advisory and investment banking services for our company and our affiliates, for which they will receive customary fees and expenses. Upon completion of this offering and until one year from the date of this offering, we have agreed to use Oppenheimer & Co. Inc. (a) as the lead underwriter or placement agent for any public of private financing (not including a bank loan) and (b) as our lead financial advisor with respect to any merger or acquisition including us.

This public offering is being conducted pursuant to the requirements of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers, Inc.

The principal business address of Oppenheimer & Co. Inc. is 125 Broad Street, 16th Floor, New York, New York 10004 and the principal business address of JMP Securities LLC is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, our ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, the underwriters have not made and will not make an offer of ordinary shares to the public in that relevant member state prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant Implementation Date, make an offer of ordinary shares to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

•	in any other circumstances which do not require the publication by the issuer of a prospectus as required by Article 3 of the Prospectus Directive,

subject to the requirements and provisions of the applicable measures implementing the Prospectus Directive in that relevant member state.

For the purposes of this provision, the expression an ‘‘offer of ordinary shares to the public’’ in relation to any ordinary shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ordinary shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

Israel.    This prospectus has not been filed with the Israel Securities Authority and the publication of this prospectus has not been permitted by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed at, investors listed in the first schedule, or the Schedule, to the Securities Law, mainly, mutual trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the stock exchange purchasing for their own account, underwriters purchasing for their own account, venture capital funds and corporations with a shareholders equity in excess of NIS 250 million, each as defined in the Schedule, collectively referred to as institutional investors. Institutional investors may be required to submit written confirmation that they fall within the scope of the Schedule. In addition, we and/or the underwriters may distribute and direct this prospectus in Israel, to investors who do not fall within one of the definitions in the Schedule, provided that the number of such investors shall be no greater than 35 in any 12-month period.

United Kingdom.     The underwriters have not made and will not make an offer of ordinary shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to qualified investors as defined in Section 86(7)(a) of the FSMA or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority pursuant to Section 85(1) of the FSMA. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) to persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or otherwise in compliance with Section 21 of the FSMA or in circumstances in which Section 21 of the FSMA does not apply to such communication, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Lahav, Litvak-Abadi & Co. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Greenberg Traurig LLP. Certain legal matters concerning this offering relating to Israeli law will be passed upon for the underwriters by Herzog, Fox & Neeman.

EXPERTS

The consolidated financial statements of STARLIMS Technologies Ltd. as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a substantial portion of our assets and substantially most of our directors and some of our officers are located outside the United States, any judgment obtained in the United States against us or any of our non-U.S. resident directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Lahav, Litvak-Abadi & Co, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the foreign judgment was not given in a state the laws of which do not provide for the enforcement of judgments of Israeli courts;

•	the defendant has had a reasonable opportunity to present his or her arguments and evidence;

•	the judgment is not contrary to the public policy of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court;

•	the judgment is enforceable in the state where it was given; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and the enforcement of the judgment is not likely to prejudice the sovereignty or security of the State of Israel.

We have irrevocably appointed our U.S. subsidiary, STARLIMS Corporation, with its principal office at 4000 Hollywood Boulevard, Hollywood, FL 33021-6755, as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-l under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N. E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Securities Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Securities Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we will file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the TASE, copies of our SEC filings and submissions will be submitted to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

STARLIMS TECHNOLOGIES LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel:    +972 (3) 608 5555
Fax:    +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
STARLIMS Technologies Ltd.

We have audited the accompanying consolidated balance sheets of STARLIMS Technologies Ltd. and its subsidiaries (the ‘‘Company’’) as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STARLIMS Technologies Ltd. and its subsidiaries as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 14, 2007

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

		As of December 31,
	Note	2005	2006
ASSETS
Current Assets
Cash and cash equivalents		$3,397	$2,539
Restricted short-term deposits		51	196
Marketable securities – available-for-sale	4	3,064	2,334
Accounts receivable (net of allowance for doubtful accounts of $211 and $291, respectively)	5	6,696	8,966
Other current assets	6	419	949
Total current assets		13,627	14,984
Long-Term Assets
Marketable securities – held-to-maturity	4	800	1,435
Other long-term assets	7	244	422
Fixed assets, net	8	970	1,481
Goodwill	3	—	1,137
Other assets, net	9	—	202
Total long-term assets		2,014	4,677
Total assets		$15,641	$19,661
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable		$298	$356
Deferred revenues		1,210	1,821
Dividend declared		1,389	—
Other current liabilities and accrued expenses	10	2,802	3,347
Total current liabilities		5,699	5,524
Long-Term Liabilities
Long-term deferred revenues		154	99
Accrued severance pay	11	26	32
Deferred taxes	16	26	37
Total long-term liabilities		206	168
Commitments and Contingencies	12
Shareholders’ Equity	13
Ordinary shares, NIS 1.00 par value; authorized 15,000,000 shares as of December 31, 2005 and 2006; issued 7,764,869 shares as of December 31, 2005 and 2006; outstanding 6,391,500 and 6,490,500 shares as of December 31, 2005 and 2006, respectively		2,600	2,600
Additional paid-in capital		4,468	4,325
Accumulated other comprehensive income		12	104
Retained earnings		5,888	9,672
Treasury stock, at cost – 1,373,369 and 1,274,369 ordinary shares, respectively		(3,232)	(2,732)
Total shareholders’ equity		9,736	13,969
Total liabilities and shareholders’ equity		$15,641	$19,661

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

		Year Ended December 31,
	Note	2004	2005	2006
Revenues
Software licensing		$5,191	$9,645	$8,286
Maintenance		1,615	2,169	2,841
Total product revenues		6,806	11,814	11,127
Services		2,826	4,400	8,638
Total revenues		9,632	16,214	19,765
Cost of revenues
Cost of products		92	120	31
Cost of services		1,928	3,306	5,557
Total cost of revenues		2,020	3,426	5,588
Gross profit		7,612	12,788	14,177
Operating expenses
Research and development		806	1,373	1,866
Selling and marketing		3,087	4,099	4,741
General and administrative		1,280	1,992	2,634
Total operating expenses		5,173	7,464	9,241
Operating income		2,439	5,324	4,936
Financial income, net	15	494	271	610
Income before income taxes		2,933	5,595	5,546
Income tax expense	16	846	1,969	1,762
Net income		$2,087	$3,626	$3,784
Basic earnings per share		$0.33	$0.57	$0.59
Weighted average number of ordinary shares used in computing basic earnings per share	17	6,352,922	6,380,774	6,459,030
Diluted earnings per share		$0.33	$0.56	$0.58
Weighted average number of ordinary shares used in computing diluted earnings per share	17	6,376,276	6,506,904	6,559,985

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME
(U.S. dollars in thousands, except share data)

	Ordinary shares(*)		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock, at cost	Total
	Number of shares	Amount
Balance as of January 1, 2004	7,765	$2,600	$4,428	$198	$2,995	$(3,445)	$6,776
Comprehensive income:
Net income					2,087		2,087
Gains (losses) on marketable securities available-for-sale, net of tax:
Realized losses included in net income				(125)			(125)
Unrealized gains				96			96
Total comprehensive income							2,058
Dividend declared					(1,474)		(1,474)
Exchange rate differences attributable to dividend paid					25		25
Purchase of treasury stock						(49)	(49)
Issuance of treasury stock			(27)			72	45
Issuance of treasury stock against exercise of options			(38)			69	31
Stock-based compensation			31				31
Balance as of December 31, 2004	7,765	2,600	4,394	169	3,633	(3,353)	7,443
Comprehensive income:
Net income					3,626		3,626
Losses on marketable securities available-for-sale, net of tax:
Realized losses included in net income				(107)			(107)
Unrealized losses				(50)			(50)
Total comprehensive income							3,469
Dividend declared					(1,389)		(1,389)
Exchange rate differences attributable to dividend paid					18		18
Issuance of treasury stock against exercise of options			(66)			121	55
Stock-based compensation			140				140
Balance as of December 31, 2005	7,765	2,600	4,468	12	5,888	(3,232)	9,736
Comprehensive income:
Net income					3,784		3,784
Translation adjustments of financial statements of subsidiaries				(24)			(24)
Gains (losses) on marketable securities available-for-sale, net of tax:
Realized losses included in net income				(103)			(103)
Unrealized gains				219			219
Total comprehensive income							3,876
Issuance of treasury stock against exercise of options			(284)			500	216
Stock-based compensation			141				141
Balance as of December 31, 2006	7,765	$2,600	$4,325	$104	$9,672	$(2,732)	$13,969

(*)	Number of shares is presented in thousands.

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2004	2005	2006
CASH FLOWS – OPERATING ACTIVITIES
Net income	$2,087	$3,626	$3,784
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	82	125	378
Stock-based compensation	31	140	141
Gains related to marketable securities	(125)	(117)	(192)
Increase in accrued severance pay	3	7	—
Deferred income taxes	351	152	174
The effect of exchange rate changes	(91)	102	(164)
Changes in assets and liabilities:
Increase in accounts receivable	(1,257)	(2,704)	(1,406)
Increase in allowance for doubtful accounts	62	41	80
Decrease (increase) in other current assets	20	(140)	(460)
Increase (decrease) in trade accounts payable	(12)	79	(15)
Increase (decrease) in deferred revenues	(187)	580	408
Increase (decrease) in other current liabilities	10	1,276	(587)
Net cash provided by operating activities	974	3,167	2,141
CASH FLOWS – INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(943)	(1,857)	(1,982)
Proceeds from sale of available-for-sale marketable securities	2,190	1,570	2,380
Investment in held-to-maturity marketable securities	—	(25)	—
Investments in restricted deposits, net	(19)	(60)	(235)
Loans to employees, net	(95)	(100)	(164)
Purchase of fixed assets	(104)	(265)	(640)
Acquisition of subsidiary, net of cash acquired, and business operation (Appendix A)	—	—	(1,049)
Net cash provided by (used in) investing activities	1,029	(737)	(1,690)
CASH FLOWS – FINANCING ACTIVITIES
Deferred share issuance expenses	—	—	(133)
Proceeds from sale of treasury stock against exercise of options	31	55	216
Dividends paid	(1,064)	(1,456)	(1,389)
Purchase of treasury stock	(49)	—	—
Proceeds from issuance of treasury stock	45	—	—
Net cash used in financing activities	(1,037)	(1,401)	(1,306)
THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	30	(54)	(3)
Increase (decrease) in cash and cash equivalents	996	975	(858)
Cash and cash equivalents at the beginning of the year	1,426	2,422	3,397
Cash and cash equivalents at the end of the year	$2,422	$3,397	$2,539

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(U.S. dollars in thousands)

	Year Ended December 31,
	2004	2005	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES
Cash paid during the year for income taxes	$419	$951	$1,439

APPENDIX A — ACQUISITION OF SUBSIDIARY AND BUSINESS OPERATION

	Year Ended December 31,
	2004	2005	2006
Current assets (excluding cash and cash equivalents)	$—	$—	$(844)
Fixed assets, net	—	—	(120)
Current liabilities	—	—	1,164
Goodwill and other intangible assets	—	—	(1,249)
	$—	$—	$(1,049)

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 1 — DESCRIPTION OF BUSINESS AND GENERAL

STARLIMS Technologies Ltd. (the ‘‘Company’’), an Israeli corporation whose shares are traded on the Tel-Aviv Stock Exchange, separately and together with its subsidiaries (the ‘‘Group’’), develops, markets and sells configurable off-the-shelf laboratory information management system (‘‘LIMS’’) software solutions trade-named ‘‘STARLIMS.’’

STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. The STARLIMS software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is installed in numerous laboratories in many countries around the world. The Group generates the majority of its revenues from customers based in North America. The configurable nature of the software allows the Group to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

As of December 31, 2006, the Group consists of the following foreign wholly-owned subsidiaries:

•	STARLIMS Corporation is incorporated and based in the State of Florida. This subsidiary sells directly to customers in the United States and is engaged with distributors in many countries.

•	STARLIMS Canada is incorporated in Canada and based in Montreal. This subsidiary manages direct sales in Canada, provides professional services on behalf of STARLIMS Corp. to customers in the life sciences.

•	STARLIMS Asia Pacific which was established in July 2006, is incorporated and based in Hong Kong. This subsidiary manages the Group’s sales in Asia.

•	STARLIMS Europe is incorporated in the United Kingdom and based in London. This subsidiary which was established in July 2006 is responsible for the Group’s sales in Europe.

In April 2007, the Company changed its name from LIMS Laboratory Information Management Ltd. to its current name.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (‘‘GAAP’’) in the United States.

B.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned by the Company. Inter-company balances and transactions have been eliminated. As for goodwill and other intangible assets as a result of business combinations, see Note 3.

C.	Functional Currency and Financial Statements in U.S. Dollars

The reporting currency of the Group is the U.S. dollar. The majority of the Group’s revenues are generated in U.S. dollars (‘‘U.S. dollars’’ or ‘‘$’’) or linked to the U.S. dollar. In addition, a substantial portion of the Group’s costs are incurred in U.S. dollars. The Company’s management

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Functional Currency and Financial Statements in U.S. Dollars (cont.)

determined that the U.S. dollar is the primary currency of the economic environment in which the Group operates. The functional currency of the Company and its Israeli subsidiaries is the U.S. dollar. The functional currency of each of the Company’s non-Israeli subsidiaries is the respective local currency.

Transactions in currencies other than each Group-entity’s functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’. All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise. Financial income, net in 2004, 2005 and 2006 include net foreign currency transaction gains (losses) of $91, ($102) and $164, respectively.

The financial statements of STARLIMS Canada, STARLIMS Asia Pacific and STARLIMS Europe, the functional currency of which is other than the U.S. dollar, are translated into U.S. dollars prior to their inclusion in the consolidated financial statements, in accordance with the provisions of SFAS 52, as follows: assets and liabilities are translated using the year-end exchange rates; statements of income transactions are translated using the average exchange rates for the period. Translation adjustments initially recorded in 2006 in the amount of $24 are presented in shareholders’ equity as ‘‘Accumulated Other Comprehensive Income’’ (‘‘OCI’’).

D.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

E.	Cash and Cash Equivalents

The Group considers as cash equivalents all highly liquid investments, which include short-term bank deposits with an original maturity date of three months or less that are not restricted as to withdrawal or use.

F.	Marketable Securities

The Group accounts for investments in marketable securities in accordance with FASB Statement No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ as follows:

(1)	Marketable securities available-for-sale — Investments in marketable securities which are not classified as held-to-maturity securities are classified as available-for-sale securities. Marketable securities available-for-sale include debt and equity securities and are measured at their fair value as of the balance sheet date. Gains (losses) derived from fair value adjustments, net of tax, are presented in shareholders’ equity under OCI. Upon realization of these securities, gains (losses) presented in OCI are classified to financial income, net. Costs attributable to realized securities and amounts reclassified out of OCI are determined based on the specific identification method.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Marketable Securities (cont.)

(2)	Marketable securities held-to-maturity — Investments in marketable bonds, when the Group has the positive intent and ability to hold until maturity, are classified as held-to-maturity securities. Such investments are presented at amortized cost with the addition of interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium related to these securities are included in financial income, net.

In debt securities transferred into the held-to-maturity category from the available-for-sale category, following management’s determination and ability to hold these securities until maturity, the unrealized holding gain or loss at the date of the transfer continues to be reported in the OCI, and is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of the premium.

G.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined as a percentage of the balance of the accounts receivable based on management estimates and past experience. When and if there is specific evidence based on which, in management’s estimation, collectibility is not assured, the allowance for doubtful accounts is computed on the specific identification basis.

H.	Fixed Assets

(1)	Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated based on the straight-line method, over the estimated economic useful lives of the assets, as follows:

Years
Perpetual land lease and buildings	25
Computers and peripheral equipment	Mainly 3
Office furniture and equipment (mainly 7 years)	5, 7

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

(2)	Impairment of long-lived assets — Impairment examinations and recognition are performed and determined based on the provisions of FASB Statement No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ (‘‘SFAS 144’’). SFAS 144 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

I.	Long-Term Assets — Goodwill and Intangible Assets

Long-term assets include goodwill and other definite-lived intangible assets, resulting from business combinations accounted for under the purchase method. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Under FASB Statement No. 142, ‘‘Goodwill and Other Intangible

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Long-Term Assets — Goodwill and Intangible Assets (cont.)

Assets’’ (‘‘SFAS 142’’), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate performed based on the following: if the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; and if the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit.

Other intangible assets comprised of backlog acquired and distribution rights that are not deemed to have indefinite lives are amortized on a straight-line method over a period of one and three years, respectively.

J.	Provision for Warranty

The Group generally provides limited product and services related warranties for a period of 90 days, pursuant to which the Group generally warrants that all licensed products will perform their stated functions substantially error free and uninterrupted. The Group also warrants that the software does not include or contain any disabling hardware device, code, design, or routine that causes the software to be erased or become inoperable. Accruals for known matters are recorded if a loss is probable and can be reasonably estimated. Accruals for estimated incurred unidentified matters are recorded based on management’s estimate and past experience. Based on historical experience, accruals for the periods presented were not recorded due to immateriality.

K.	Accrued Severance Pay

The liability for severance pay benefits to Israeli employees, which according to Israeli Law is not contingent on future service, is accounted for based on the provisions of EITF 88-1 ‘‘Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.’’ According to this guidance, the obligation is recorded as if it was payable at each balance sheet date (the so called ‘‘shut-down method’’). The obligation is generally based upon length of service and the employee’s last monthly salary and is recognized on an undiscounted basis. See also Note 11A.

Amounts contributed with respect to the Group’s non-Israeli employees, all of which are under defined contribution plans, are accounted for in accordance with the provisions of FASB Statement No. 87 ‘‘Employers’ Accounting for Pensions.’’ Such contributions are expensed as incurred.

L.	Income Taxes

(1)	The Group accounts for income taxes in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’ (‘‘SFAS 109’’). Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Income Taxes (cont.)

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

(2)	Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in determining deferred income taxes, as it is the Company’s policy to hold these investments for long-term rather than realizing them in the foreseeable future.

M.	Derivative Financial Instruments

The Group, from time to time, enters into foreign exchange transactions, mainly traded options. The results of these transactions, which do not qualify for hedge accounting, are reflected in the statements of income in financial income, net. Gains from said transactions for each of the years ended December 31, 2004, 2005 and 2006 amounted to $146, $39 and $2, respectively.

N.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of cash and cash equivalents, restricted short-term deposits, marketable securities, accounts receivable, trade accounts payable, deferred revenues and other receivables and payables. In view of their nature, the fair values of financial instruments included in the working capital are usually identical or close to their carrying amounts as of the balance sheet date.

O.	Treasury Stock

The ordinary shares of the Company held by the Group (‘‘treasury stock’’) are presented at cost and deducted from the Company’s shareholders’ equity. The results of realization of the ordinary shares accounted for as treasury stock are reflected in the statements of changes in shareholders’ equity and other comprehensive income.

P.	Revenue Recognition

The Group’s revenues are derived from licensing its STARLIMS software products, which include annual maintenance contracts, and from rendering services, which typically include consulting, implementation, training and technical support. The Group’s typical licensing transaction provides a perpetual non-exclusive license to use STARLIMS software products, which use is restricted in terms of either the number of users or the specified locations of use. The Group generally licenses its software products under multiple element arrangements in cases where the customer requires a combination of maintenance, consulting, implementation, training or other services in addition to the software license.

The Group recognizes revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position 97-2, ‘‘Software Revenue Recognition’’ (‘‘SOP 97-2’’), as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.’’ While these Statements govern the basis for recognition of revenues from the operations of the Group, judgment and the use of estimates are required in connection with the determination of the amount of software licensing and services revenues, as well as the amount of deferred revenues to be recognized in each accounting period.

(1)	Product revenues — software licensing and maintenance

Revenues from software licensing are recognized when all the criteria under SOP 97-2 are met, as follows: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility is probable.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Revenue Recognition (cont.)

Revenues from post-contract customer support arrangements (‘‘Maintenance Contracts’’), which are initially bundled in the licensing fee, are separated from such licensing fee based on Vendor Specific Objective Evidence (‘‘VSOE’’) of fair value and recognized ratably over the contractual period of the arrangement (typically one year). Revenues from renewal of Maintenance Contracts, generally covering a period of one year, are recognized ratably over the contractual period of the arrangement. Maintenance Contracts provide the right to unspecified software upgrades and updates on a when-and-if-available basis.

In multiple-element arrangements that include software licensing and services that are not essential to the functionality of the software, revenues allocated to the services are accounted for separately. In such cases, revenues are recognized using the residual method when VSOE of fair value exists for all of the undelivered elements under the arrangement. The Group allocates revenues to each undelivered element based on its respective fair value which is the price charged when that element is sold separately, or by reference to a renewal rate specified in the related arrangement. Revenues are recognized for the delivered elements when (i) VSOE of the fair values of all undelivered elements exist; and (ii) all revenue recognition criteria of SOP 97-2 are satisfied.

Revenues for arrangements that include services deemed as essential to the functionality of the software, or involve significant production, modification, or customization of the software are recognized in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ Accordingly, these revenues are recognized based on the percentage of completion method. If such arrangements include elements that do not qualify for contract accounting, said elements are accounted for separately provided that all applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

In arrangements in which sales to end customers are made by a distributor and the Group is the primary obligor and bears the risks associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price, provided all other revenue recognition criteria of SOP 97-2 are satisfied. In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms, the distributor is considered as the end-customer and revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, net of the commission to which the distributor is entitled, provided all other revenue recognition criteria of SOP 97-2 are satisfied.

(2)	Services

Services include professional services, training and technical support.

•	Professional services — Professional services include consulting services and implementation services. Revenues from professional services that are time-and-material-based are recognized as such services are provided based on time and materials invested. Revenues from professional services that are milestone-based are recognized upon the completion of each respective milestone.

•	Training — Revenues from training are recognized as the training is provided.

•	Technical support — Revenues from technical support arrangements are recognized ratably over the contractual period of the arrangements (typically one year).

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Revenue Recognition (cont.)

•	Out-of-pocket expenses — Reimbursement of out-of-pocket expenses that are billed to customers are included in revenues from services as such expenses are incurred.

(3)	Deferred revenues

Payments for Maintenance Contracts attributable to periods subsequent to the balance sheet date, as well as payments received from customers for software licensing, for which revenue recognition criteria have not been met as of the balance sheet date, and payments for services that have not yet been provided as of such date are deferred to subsequent periods.

Q.	Cost of Revenues

•	Cost of products — Cost of products include primarily royalties for third party software components, which are directly related to the sale of products.

•	Cost of services — Cost of services include payroll costs of professional service employees, sub-contracting costs related to providing services and other direct and indirect costs related to the provision of professional services, technical support and training.

R.	Research and Development Costs

Software research and development costs incurred prior to the establishment of technological feasibility are charged to research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, in accordance with the provisions set forth in FASB Statement No. 86, ‘‘Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.’’ Based on the Group’s product research and development process, technological feasibility is established upon completion of a working model only when all planning, designing, coding and testing have been completed in accordance with design specifications. To date, software research and development costs associated with the establishment of technological feasibility were uncertain until release and the Group has expensed all software research and development costs accordingly.

S.	Selling and Marketing Costs

•	Advertising costs — Advertising costs are charged to selling and marketing expenses as incurred. Such expenses totaled $648, $887 and $752 in the years ended December 31, 2004, 2005 and 2006, respectively.

•	Commissions to distributors — In transactions in which the Group is the primary obligor, entitled commissions to distributors are included in selling and marketing expenses. Such commissions are accrued for in the period in which the related revenues are recorded.

In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms and the distributor is considered as the end-customer, entitled commissions to distributors are characterized as a reduction from revenues. Such commissions are accrued for in the period in which the related revenues are recorded.

T.	Other Comprehensive Income

Other comprehensive income, presented in shareholders’ equity, includes unrealized gains (losses) on marketable securities available-for-sale and those related to such securities that were

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Other Comprehensive Income (cont.)

reclassified to held-to-maturity, net of related deferred income taxes, and the effect of translation adjustments of financial statements of subsidiaries whose functional currency is not the U.S. dollar. The accumulated other comprehensive income as of December 31, 2005 and 2006 amounted to $12 and $104, respectively. Said amounts are comprised primarily of unrealized gains (losses) on marketable securities available-for-sale.

U.	Stock-Based Compensation

The Group accounts for stock-based compensation to employees in accordance with FASB Statement No. 123 (Revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123(R)’’), applying the modified prospective application method, and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (‘‘SAB 107’’).

In accordance with SFAS 123(R), the Group measures the compensation costs associated with share-based payment transactions, which include only grant of options to employees, based on the fair value at the grant date. The costs associated with the awards are expensed over the vesting period of each grant, according to the straight-line method. The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions detailed in Note 13D(6).

V.	Earnings per Share

Basic earnings per ordinary share are presented in accordance with SFAS 128 ‘‘Earnings per Share’’ (‘‘SFAS 128’’). Accordingly, the basic earnings per ordinary share are computed by dividing net income by the weighted-average number of ordinary shares issued during the year. Such number of ordinary shares excludes treasury stock on a weighted-average basis.

Diluted earnings per ordinary share are computed by dividing net income by the weighted-average number of ordinary shares issued during the year with the addition of potentially dilutive ordinary shares. Such number of ordinary shares excludes treasury stock on a weighted-average basis. Potentially dilutive ordinary shares reflect the ordinary shares that would result from the assumed exercise of employee options, computed using the treasury stock method in accordance with SFAS 128.

W.	Recent Accounting Pronouncements

(1)	SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140’’ — In February 2006, the FASB issued SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140’’ (‘‘SFAS 155’’) to simplify and make more consistent the accounting for certain financial instruments. Namely, SFAS 155 amends SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS 155 amends SFAS No. 140, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument.

SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recent Accounting Pronouncements (cont.)

Accordingly, the Group is to adopt SFAS 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on the Company’s financial position or results of operations.

(2)	FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109’’ — In June 2006, the FASB issued FASB Interpretation No. 48 (‘‘FIN 48’’), ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.’’ The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes.’’ Specifically, FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken.

The provisions of FIN 48 are effective for financial statements for fiscal years beginning after December 15, 2006. Accordingly, the Group is to adopt FIN 48 on January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial position or results of operations.

(3)	SFAS No. 157, ‘‘Fair Value Measurements’’ — In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, it does not expand the use of fair value in any new circumstances. Fair value under SFAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, a reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2006. Accordingly, the Group is to adopt SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position or results of operations.

(4)	Staff Accounting Bulletin No. 108, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ — In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ (‘‘SAB 108’’), which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Two approaches are commonly used to evaluate the materiality of misstatements or errors in financial statements: the roll-over, also known as the current-period or income-statement approach; and the iron curtain, also known as the cumulative or balance-sheet approach. The roll-over approach quantifies a misstatement based on the amount of the error originating in the current-period income statement. This approach could allow balance sheet items to grow each year by immaterial amounts, until the cumulative

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recent Accounting Pronouncements (cont.)

error becomes material. The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current period. This approach does not consider the income statement effects of correcting prior year misstatements in the current year to be errors.

The reliance on only one of these approaches, to the exclusion of the other, does not appropriately quantify all misstatements that could be material to financial-statement users. Accordingly, SAB 108 will require quantification of financial statement errors based on the effects of the error on each of an entity’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it essentially requires quantification of errors under both the iron-curtain and the roll-over approaches.

SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. From a transition perspective, SAB 108 permits companies to record the cumulative effect of initially applying the dual approach in the first year ending after November 15, 2006 by recording any necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The initial adoption of SAB 108 did not materially affect the Company’s financial position, results of operations or cash flows.

(5)	SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ — In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS 159’’). SFAS 159 permits entities to choose to measure many financial instruments, including available-for-sale and held-to-maturity securities, and certain other items at fair value at specified election dates. According to SFAS 159, a business entity that has elected to apply its provisions shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. If the fair value option is elected for available-for-sale and held-to-maturity securities at the effective date, cumulative unrealized gains and losses shall be included in the statement of income as cumulative-effect adjustment. SFAS No. 159 is effective as of the beginning of the entity’s fiscal year beginning after November 15, 2007. Accordingly, the Group may elect to adopt SFAS 159 on January 1, 2008. The Company is currently evaluating the impact that SFAS 159 may have on its financial position and results of operations.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 3 — SIGNIFICANT ACQUISITION

A.	In January 2006, the Company acquired all of the outstanding stock of STARLIMS Canada for a consideration of $1,566. STARLIMS Canada, which until the acquisition date served as a distributor in Canada of the Group’s software products and as a subcontractor for implementation services in the United States, and has specialized in the life sciences for more than ten years, was acquired as part of the Group’s strategy to expand the Group’s presence in this industry. The transaction was accounted for in accordance with SFAS 141 ‘‘Business Combination’’ and SFAS 142. The results of operations of STARLIMS Canada have been included in the consolidated financial statements commencing January 2006.

The total purchase price has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair value. Fair value for backlog acquired was determined based on signed arrangements with customers prevailing as of the date of the acquisition. Fair value for distribution rights was determined based on the discounted forecasted net profits for the period in which such distribution rights were expected to prevail. The excess of the purchase price over the fair value of the net tangible assets acquired has been assigned primarily to goodwill. The following table presents the estimated fair value of the net assets acquired as of the acquisition date:

Tangible assets acquired and liabilities assumed
Cash and cash equivalents	$517
Accounts receivable	416
Other current assets	23
Fixed assets	120
Current liabilities	(638)
$438
Identified intangible assets
Backlog acquired	$13
Distribution rights	64
Goodwill(*)	1,051
$1,128

(*)	With the acquisition of STARLIMS Canada, the Group’s abilities in providing services to customers in the life sciences were significantly enhanced attributable to STARLIMS Canada’s experience and expertise in this field. The goodwill is to be expensed for tax purposes over a ten-year period according to the straight-line method.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 3 — SIGNIFICANT ACQUISITION (cont.)

B.	The following table presents data relating to a subsidiary initially consolidated and a business operation acquired in 2006 as of the acquisition dates, substantially all of which relates to STARLIMS Canada:

Current assets	$1,361
Fixed assets, net	120
Goodwill arising on acquisitions	1,137
Identified intangible assets	112
Current liabilities	(1,164)
$1,566

C.	Pro forma financial data

The following unaudited pro forma summary presents results of operations data for 2005 as though the acquisition of STARLIMS Canada had been completed at the beginning of that year:

Revenues
Software licensing	$9,700
Maintenance	2,568
Total product revenues	12,268
Services	4,920
Total revenues	$17,188
Gross profit	$13,718
Operating income	$5,567
Net income	$3,717
Earnings per share
Basic	$0.58
Diluted	$0.57

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 4 — MARKETABLE SECURITIES

A.    Marketable securities available-for-sale

	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value
As of December 31,
2005	$3,077	$130	$143	$3,064
2006	$2,256	$107	$29	$2,334

	As of December 31, 2005		As of December 31, 2006
	Cost	Fair value	Cost	Fair value
Composition:
Corporate bonds(*)	$2,059	$2,022	$1,025	$1,018
Other	1,018	1,042	1,231	1,316
	$3,077	$3,064	$2,256	$2,334

(*)	All bonds held as of December 31, 2006 will mature between 2007 and 2015.

B.    Marketable securities held-to-maturity

	Amortized cost	Aggregate fair value
As of December 31,
2005(2)	$800	$760
2006(1)(2)	$1,435	$1,429

(1)	Marketable securities held-to-maturity as of December 31, 2006 was comprised primarily of corporate and government bonds. All bonds held as of such date will mature between 2008 and 2014, primarily in 2014.
(2)	During 2005 and 2006, marketable securities available-for-sale in the amount of $766 and $545, respectively, were transferred to marketable securities held-to-maturity.

NOTE 5 — ACCOUNTS RECEIVABLE

A.    Accounts receivable consist of the following:

	As of December 31,
	2005	2006
Trade accounts receivable	$5,646	$8,219
Income receivable	1,050	747
	$6,696	$8,966

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 5 — ACCOUNTS RECEIVABLE (cont.)

B.    Changes in allowance for doubtful accounts:

	Year Ended December 31,
	2004	2005	2006
Allowance for doubtful accounts – beginning of year	$108	$170	$211
Provisions for the year (included in general and administrative expenses)	62	297	333
Write off of bad debts	—	(256)	(253)
Allowance for doubtful accounts – end of year	$170	$211	$291

NOTE 6 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2005	2006
Prepaid expenses	$153	$392
Tax advances, net	37	272
Advances to suppliers and sub-contractors	105	119
Others	124	166
	$419	$949

NOTE 7 — OTHER LONG-TERM ASSETS

Other long-term assets consist of the following:

	As of December 31,
	2005	2006
Deposits	$29	$119
Loans and grants to employees	215	303
	$244	$422

NOTE 8 — FIXED ASSETS, NET

A.    Composition

	As of December 31,
	2005	2006
Cost:
Perpetual land lease and buildings (Note 8D)	$687	$684
Computers and peripheral equipment	612	1,239
Office furniture and equipment	208	494
Leasehold improvements	75	149
	1,582	2,566
Less: accumulated depreciation and amortization	612	1,085
	$970	$1,481

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 8 — FIXED ASSETS, NET (cont.)

B.	As for the geographical location of the Group’s fixed assets, see Note 19C.

C.	Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006 were $82, $125 and $252, respectively.

D.	The majority of the perpetual land lease and buildings as of December 31, 2006 consists of the Company’s offices in Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority. The Company has no obligation for lease payments.

NOTE 9 — OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2005	2006
Identified intangible assets (see Note 3)
Cost	$—	$112
Less: accumulated amortization	—	(43)
	—	69
Deferred share issuance expenses	—	133
	$—	$202

NOTE 10 — OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

Other current liabilities and accrued expenses consist of the following:

	As of December 31,
	2005	2006
Employees	$332	$560
Government authorities	985	813
Deferred taxes	861	1,055
Advances from customers	311	190
Commissions to distributors	150	502
Others	163	227
	$2,802	$3,347

NOTE 11 — ACCRUED SEVERANCE PAY

A.	Israeli Employees — Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee’s last monthly salary. The severance pay liability with respect to Israeli employees, which reflects the undiscounted amount of the liability, is, in part, covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts so funded are not reflected separately on the balance sheets, as the severance pay risks have been irrevocably transferred to the insurance companies and severance pay funds. Severance pay liability not covered by the insurance policies and severance pay funds are fully provided for in the financial statements on an undiscounted basis.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 11 — ACCRUED SEVERANCE PAY (cont.)

B.	Non-Israeli Employees — The Group’s non-Israeli subsidiaries provide various defined contribution plans for the benefit of their employees according to each subsidiary’s local requirements. Under these plans, contributions to funds are based on a specified percentage of the employees’ salaries.

C.	Costs relating to all of the Group’s employee severance benefits and defined contribution plans amounted to $51, $57 and $151 in the years ended December 31, 2004, 2005 and 2006, respectively. The increase in 2006 in comparison to previous years is attributable mainly to an increase in the number of employees following the acquisition of STARLIMS Canada (see Note 3).

NOTE 12 — COMMITMENTS AND CONTINGENCIES

A.    Lease agreements

The Group has entered into operating lease agreements for the premises it uses, which have expiration dates through 2012. The minimum projected charges under the above leases, which are denominated mainly in U.S. dollars, are as follows:

Year Ending December 31,
2007	$580
2008	581
2009	530
2010	190
2011	113
2012	35
$2,029

Office lease expenses totaled $154, $182 and $378 in the years ended December 31, 2004, 2005 and 2006, respectively.

B.    Royalties

The Group is committed to pay royalties on revenues derived from the sale of certain software products. Through December 31, 2006, no material transactions requiring the payments of royalties were recorded.

C.	The Company provided letters of indemnification to each of its directors and officers, and to Sivanir Management, a company jointly-owned by two of the Company’s directors, who also serve as officers. Said letters bind the Company to indemnify such officers for liabilities or expenses they incur as a result of their acts in their capacity as directors and officers of the Company, in an aggregate amount not to exceed $3,500, to the extent that their liability is not covered under the Company’s directors’ and officers’ liability insurance policy.

NOTE 13 — SHAREHOLDERS’ EQUITY

A.    Description of ordinary shares

As of December 31, 2005 and 2006, the Company had 15,000,000 authorized ordinary shares, par value New Israeli Shekel (‘‘NIS’’) 1.00 each, of which 6,391,500 and 6,490,500 ordinary shares, respectively, were issued and outstanding as of such dates (net of 1,373,369 and 1,274,369 ordinary shares held by the Group, respectively).

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors.

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.    Treasury stock

In March 2004, the Company’s Board of Directors resolved to designate up to NIS 1 million (approximately $222) for the purpose of purchasing during 2004 ordinary shares of the Company, at a price per share not to exceed NIS 12.00, and to authorize a committee of the Board of Directors, which was established for this purpose, to facilitate such resolution. As of December 31, 2005 and 2006, the Group holds 1,373,369 and 1,274,369 ordinary shares of the Company, respectively, constituting 17.7% and 16.4% of the Company’s ordinary shares as of such dates. The treasury stock may be used in connection with option exercises.

C.    Dividend policy

The Company has not adopted a dividend distribution policy. However, in each of the last five years, the Company paid dividends on an annual basis, and in January 2005, 2006 and 2007, the Company paid annual dividends in respect of previous year of NIS 1.00 ($0.23), NIS 1.00 ($0.22) and NIS 1.25 ($0.29) per ordinary share, or a total of $1,456, $1,389 and $1,909, respectively.

As of the approval date of the financial statements, the Company does not intend to declare or distribute dividends for a period of at least 12 months commencing in May 2007. Any future dividend distributions are subject to the discretion of the Company’s Board of Directors, dependent on factors deemed relevant by the Board.

The distribution of dividends also may be limited by the Israeli Companies Law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the Court.

D.    Employee option plans

(1)	2001 option plan — In March 2001, a committee of the Board of Directors adopted the 2001 option plan, under which the Company is authorized to grant to employees up to an aggregate of 200,000 options exercisable to ordinary shares of the Company. All options under this plan were granted as of the balance sheet date. As of December 31, 2006, 24,750 options under this plan are exercisable at an average exercise price of $2.40. A total of 136,500 options that were granted under this plan were exercised through December 31, 2006.

(2)	2005 option plan — In March 2005, a committee of the Board of Directors adopted the 2005 option plan, under which the Company is authorized to grant to employees up to an aggregate of 200,000 options exercisable to ordinary shares of the Company. As of December 31, 2006, a total of 175,000 options under this plan were granted, at an average exercise price of $6.45.

(3)	General terms of 2001 and 2005 option plans — The terms of the option plans are essentially identical, and stipulate that the exercise price per ordinary share will be the market price of the Company’s ordinary share on the Tel-Aviv Stock Exchange on the date of grant. Except as otherwise provided, 50% of the options granted under the plans vest and become exercisable upon the completion of two years of continuous employment with the Group with an additional amount of 25% of the options granted under the plans vesting and becoming exercisable upon the completion of each of the third and fourth years of such continuous employment. Options granted are exercisable for five years from the date of grant.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

D.    Employee option plans (cont.)

The ordinary shares underlying the options may be issued either from the treasury stock or by issuing new ordinary shares.

(4)	Summary of the status of all employee option plans

A summary of the status the Company’s two employee option plans as of December 31, 2004, 2005 and 2006, as well as changes during each of the years then ended, is presented below:

	2004		2005		2006
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding – beginning of the year	144,000	$2.19	187,500	$2.26	330,000	$4.33
Granted	67,500	2.40	168,000	6.31	7,500	9.52
Exercised	(13,500)	2.22	(24,000)	2.23	(99,000)	2.20
Forfeited	(10,500)	2.23	(1,500)	2.22	(9,250)	3.56
Outstanding – end of the year	187,500	2.26	330,000	4.33	229,250	5.45
Options exercisable – end of the year	83,250	2.23	90,000	2.19	24,750	2.40

(5)	Summary of information about employee share options outstanding

The following table summarizes information about options under the Company’s two option plans that were outstanding as of December 31, 2006:

Exercise price	Number of options outstanding as of December 31, 2006	Weighted average remaining contractual life (in years)	Number of options exercisable as of December 31, 2006
$ 1.62	2,250	1.65	—
2.40	54,000	2.38	24,750	(*)
6.27	150,500	3.23	—
6.70	15,000	3.35	—
9.52	7,500	4.64	—
	229,250	3.07	24,750

(*) The remaining contractual life of these options as of December 31, 2006 is 2.38 years.

(6)	Weighted average grant-date fair value of options granted to employees

The weighted average grant-date fair value of the options granted during 2004, 2005 and 2006 to employees amounted to $0.99, $2.65 and $3.98 per option, respectively. The Company utilized the Black-Scholes option-pricing model to estimate fair value utilizing the following assumptions, based on the requirements of SFAS 123(R) and SAB 107, for the years 2004, 2005 and 2006 (all in weighted averages):

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

D.    Employee option plans (cont.)

Year Ended December 31,
	2004	2005	2006
Dividend yield	9% – 10%	5.5% – 10%	5.5% – 10%
Expected volatility	51% – 70%	46% – 70%	48% – 60%
Risk free interest rate	2.6% – 4.7%	2.6% – 4.7%	2.6% – 4.8%
Expected holding period (in years)	3.5 – 4.5	3.5 – 4.5	3.5 – 4.5

Dividend yield   —   Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility   —   Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company’s price share to determine the standard deviation.

Risk free interest rate   —   The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Expected holding period (expected term) — Management believes that as of the balance sheet date, the Company’s historical share option exercises do not provide a supportable and reasonable basis upon which to estimate expected term, as for its current historical data lacks sufficient experience and is not indicative to make reasonable expectations regarding the future. Accordingly, and because the Company’s employee option plans have ‘‘plain vanilla’’ characteristics, the expected term is determined based on the simplified method illustrated by SAB 107.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

(7)	Total compensation cost for share-based payment arrangements

The following table summarizes the effects of share-based compensation on statements of income line items:

	Year Ended December 31,
	2004	2005	2006
Cost of services	$12	$13	$18
Research and development	—	16	16
Selling and marketing	12	101	96
General and administrative	7	10	11
	$31	$140	$141
Tax benefits	$11	$50	$51

NOTE 14 — FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another

NOTE 14 — FINANCIAL INSTRUMENTS (cont.)

financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

A.    Concentrations of credit risks

All of the Group’s cash and cash equivalents as of December 31, 2005 and 2006, and marketable securities as of such dates, which represent highly rated corporate and government bonds, were deposited with major financial institutions in Israel, United Kingdom, United States, Hong Kong and Canada. The Group is of the opinion that the credit risk with respect to these balances is remote since the financial institutions with which these transactions are entered into are solid and well-established.

Exposure to credit risks relating to accounts receivable is also limited, since the majority of the Group’s customers are governmental agencies, and large and financially stable corporations. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in accounts receivable (see Note 2G and 5B).

B.    Fair value of financial instruments

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

(1)	The fair value of cash and cash equivalents, restricted short-term deposits, accounts receivable and trade accounts payable approximates their carrying amounts due to the short-term maturities of these financial instruments.

(2)	The fair value of marketable securities available-for-sale is identical to their carrying amounts since the carrying amounts are presented based on quoted market prices. The fair value of marketable securities held-to-maturity is similar to their carrying amounts since the addition of interest accrued to balance sheet date approximately reflects the changes in the fair value of these securities.

(3)	Cash deposits are presented according to their fair value based on statements provided by the financial institution.

C.    Derivative financial instruments

The Group has only limited involvement with derivative financial instruments, which mainly include foreign exchange transactions (options contracts). These transactions do not qualify for hedge accounting under SFAS 133. As of December 31, 2006, the Group did not hold any derivative financial instruments.

NOTE 15 — FINANCIAL INCOME, NET

A.    Composition

	Year Ended December 31,
	2004	2005	2006
Gains related to marketable securities	$125	$117	$192
Interest from bonds	166	139	168
Exchange rate gains (losses)	91	(102)	164
Interest on cash deposits	10	66	32
Gains from traded options	146	39	2
Other	(44)	12	52
	$494	$271	$610

B.    Reclassification of amounts included in OCI(*)

	Year Ended December 31,
	2004	2005	2006
Net unrealized gain on marketable securities available-for-sale – beginning of the year	$198	$169	$12
Gains reclassified out of OCI into net income	(251)	(210)	(200)
Losses reclassified out of OCI into net income	126	103	97
Gains (losses) on marketable securities available-for-sale for the year	96	(50)	219
Net unrealized gain on marketable securities available-for-sale – end of the year	$169	$12	$128

(*) Net of tax.

NOTE 16 — INCOME TAXES

A.    Basis of measurement for tax purposes

The Company and its Israeli subsidiaries are taxed under the Israeli Tax Ordinance and Income Tax (Inflationary Adjustments) Law, 1985 (the ‘‘Inflationary Adjustments Law’’). Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms, based on changes in the Israeli Consumer Price Index.

B.    Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an ‘‘Industrial Company’’ as defined by this Law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation, the right to deduct for tax purposes costs in connection with issuance of its shares to the public and amortization of goodwill.

C.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the ‘‘Investments Law’’)

Following an amendment enacted in April 2005, the Investments Law was significantly changed by revising the criteria for investments qualified to tax benefits. According to the amendment, an

NOTE 16 — INCOME TAXES (cont.)

C.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the ‘‘Investments Law’’) (cont.)

eligible investments program will be qualified for tax benefits as a ‘‘Benefited Enterprise’’ (rather than the previous terminology of Approved Enterprise) if it is a competitive industrial facility (as defined in the Investments Law) that will contribute to the independence of the Israeli economy and to Israel’s gross domestic product. In addition, a Benefited Enterprise should comply with minimum capital investments as provided in the Investments Law.

The Company’s research and development center established in Israel in November 2006, was recognized under the Investments Law as a Benefited Enterprise, entitling the Company to the following primary tax benefits:

•	Tax exemption — For a nine-year period ending on December 31, 2015, any taxable income attributable to an increase in the Company’s revenues over its average revenues for the years 2003-2005 ($3,485), will be tax exempt. In the event of a distribution of cash dividends from such tax exempt income, the Company would have to pay corporate income taxes in respect to the amount distributed.

•	Accelerated depreciation — Fixed assets used by the Benefited Enterprise are entitled to accelerated depreciation rates during the first five tax years of the use of these assets.

Entitlement to the above tax benefits is subject to the Company’s compliance with the conditions stipulated by the Investments Law, the regulations promulgated thereunder and the certificate of approval for specific investments in the Benefited Enterprise. The main conditions under the Company’s certificate of approval relate to the number of research and development employees based in Israel and to the continuation of the Company’s current operations and activities.

In the event the Company fails to comply with such conditions, the benefits may be cancelled and the Company may be required to refund all or part of the amounts saved as a result of such tax benefits with interest and inflation adjustments based on the Israeli Consumer Price Index. As of December 31, 2006, the Company was in compliance with all applicable conditions.

In addition, prior to 2002 and due to the classification of part of the Company’s enterprise as an Approved Enterprise under the Investments Law and with regard to benefits period ended in 1997, the Company had accumulated undistributed retained earnings attributable to the Approved Enterprise amounting to $355 as of December 31, 2006. In the event the Company distributes such amount, in whole or in part, as cash dividends, amounts distributed will be then subject to tax at the rate of 25% (or 33.33% under certain conditions).

D.	Corporate tax rates

•	Israeli companies — Taxable income of the Company and its Israeli subsidiaries which is not attributable to an eligible program under the Investments Law is subject to corporate statutory tax at rates of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For the years ended December 31, 2004 and 2005, the corporate tax rate was 35% and 34%, respectively.

•	Foreign subsidiaries — The enacted statutory tax rates applicable to non-Israeli subsidiaries as of December 31, 2006 are as follows:

Subsidiary incorporated in the United States – tax rate of approximately 36%.

Subsidiary incorporated in Canada – tax rate of 32%.

Subsidiary incorporated in Hong Kong – tax rate of 17.5%.

Subsidiary incorporated in the United Kingdom – tax rate of 19%.

NOTE 16 — INCOME TAXES (cont.)

E.    Carry forward tax losses

Carryforward capital tax losses of certain subsidiaries as of December 31, 2006 amounted to approximately $640. Under the Israeli Inflationary Adjustments Law, carryforward tax losses are linked to the Israeli Consumer Price Index and may be utilized indefinitely.

F.    Final tax assessments

The Company and its Israeli subsidiaries’ tax returns through the year ended December 31, 2002 are deemed final. STARLIMS Corporation received final assessments through the year ended December 31, 2002. STARLIMS Canada has received final assessments through the year ended December 31, 2002. The other subsidiaries have not been assessed for tax purposes since their incorporation.

G.    Deferred income taxes

(1)	The following is a summary of the components of the deferred tax benefits and liabilities reflected on the balance sheets:

	As of December 31,
	2005	2006
Net deferred tax liabilities – current
Differences due to tax reporting on cash basis	$913	$1,144
Available-for-sale marketable securities	6	—
Carryforward tax losses	(171)	(220)
Allowance for doubtful accounts	(61)	(98)
Other	3	9
	690	835
Valuation allowance	171	181
Total current deferred tax liabilities, net	$861	$1,016
Net deferred tax liabilities – long-term
Deferred tax liabilities
Depreciation and amortization	$64	$65
Accrued severance pay	8	6
	72	71
Deferred tax asset – deferred revenues	(46)	(34)
Total long-term deferred tax liabilities, net	$26	$37

(2)	The deferred taxes are presented in the balance sheets as follows:

	As of December 31,
	2005	2006
Current assets	$—	$(39)
Current liabilities	861	1,055
Long-term liabilities	26	37
	$887	$1,053

NOTE 16 — INCOME TAXES (cont.)

G.    Deferred income taxes (cont.)

(3)	The deferred taxes were computed at tax rates of 17.5% – 36% (mainly 36%).

H.    Effective income tax rates

Following is a reconciliation of the theoretical tax expenses assuming all income is taxed at the regular tax rates applicable to Israeli companies (2004 – 35%, 2005 – 34% and 2006 – 31%) and the actual tax expenses:

	Year Ended December 31,
	2004	2005	2006
Income before income taxes as reported in the consolidated statements of income	$2,933	$5,595	$5,546
Theoretical tax expense	$1,027	$1,902	$1,719
Non-deductible expenses	11	51	43
Tax exempt income	(8)	(9)	(15)
Amortization of goodwill deductible for tax purposes	—	—	(37)
Differences due to statutory tax rates	(68)	11	168
Differences arising from the basis of measurement for tax purposes	(27)	39	(96)
Differences attributable to utilization of carryforward tax losses for which no deferred tax assets were recorded	(92)	(24)	6
Tax expense in respect of previous years	—	11	(22)
Other	3	(12)	(4)
	$846	$1,969	$1,762
Effective tax rate	29%	35%	32%

I.    Components of tax expenses

(1) Income before income taxes included in the statements of income:

	Year Ended December 31,
	2004	2005	2006
Israeli	$1,738	$4,538	$4,878
Non-Israeli	1,195	1,057	668
	$2,933	$5,595	$5,546

NOTE 16 — INCOME TAXES (cont.)

I.    Components of tax expenses (cont.)

(2)	Income taxes included in the statements of income:

	Year Ended December 31,
	2004	2005	2006
Current
Israeli	$484	$1,619	$1,364
Non-Israeli	11	198	224
	495	1,817	1,588
Deferred
Israeli	9	—	—
Non-Israeli	342	152	174
	351	152	174
	$846	$1,969	$1,762

NOTE 17   —   EARNINGS PER SHARE

The following table provides a reconciliation of the ordinary shares used in computations of basic and diluted earnings per share:

	Year Ended December 31,
	2004	2005	2006
	(thousands of shares)
Number of issued ordinary shares	7,765	7,765	7,765
Less – weighted average number of shares held as treasury stock	(1,412)	(1,384)	(1,306)
Weighted average number of outstanding ordinary shares used in computation of basic earnings per share	6,353	6,381	6,459
Plus – incremental ordinary shares from assumed exercise of options	23	126	101
Weighted average number of ordinary shares used in computation of diluted earnings per share	6,376	6,507	6,560

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 17 — EARNINGS PER SHARE (cont.)

Options to purchase 16,875, 8,750 and 7,500 ordinary shares were outstanding as of December 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because their effect was anti-dilutive.

NOTE 18 — RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances — Balances with related parties as of December 31, 2005 and 2006 were insignificant.

B.	Transactions

	Year Ended December 31,
	2004	2005	2006
Compensation of officers and directors	$543	$575	$589
Revenues from a former shareholder	$384	$—	$—
Expenses related to directors	$44	$31	$28

NOTE 19 — SEGMENTAL DISCLOSURE

A.	Operating segments

The Group makes segmental disclosure in accordance with the provisions of SFAS No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information’’ (‘‘SFAS 131’’) which requires segmentation based on the Group’s internal organization and reporting of revenues and other performance measures. The Group’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. According to SFAS No. 131, operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Accordingly, the Group has three reportable operating segments evaluated regularly by the Company’s Chief Executive Officer. The types of products and services provided by these segments are: (i) software licensing; (ii) maintenance; and (iii) services which include professional services, training and technical support. For additional information regarding these activities, see Note 2P.

Currently, the Group does not separately allocate operating expenses (that is, research and development, selling and marketing and general and administrative expenses) nor does it allocate specific assets to these segments, other than goodwill that is assigned in its entirety to the services operating segment. Thus, the segment information disclosed includes only revenues, cost of revenues and gross profit.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 — SEGMENTAL DISCLOSURE (cont.)

A.	Operating segments (cont.)

The following table presents revenues and gross profit by each operating segment:

	Year Ended December 31, 2004				Year Ended December 31, 2005
	Software licensing	Maintenance	Services	Total	Software licensing	Maintenance	Services	Total
Revenues	$5,191	$1,615	$2,826	$9,632	$9,645	$2,169	$4,400	$16,214
Cost of revenues(*)	92	—	1,928	2,020	120	—	3,306	3,426
Gross profit	$5,099	$1,615	$898	7,612	$9,525	$2,169	$1,094	12,788
Operating expenses
Research and development				806				1,373
Selling and marketing				3,087				4,099
General and administrative				1,280				1,992
				5,173				7,464
Operating income				2,439				5,324
Financial income, net				494				271
Income before income taxes				2,933				5,595
Income tax expense				846				1,969
Net income				$2,087				$3,626

	Year Ended December 31, 2006
	Software licensing	Maintenance	Services	Total
Revenues	$8,286	$2,841	$8,638	$19,765
Cost of revenues(*)	31	—	5,557	5,588
Gross profit	$8,255	$2,841	$3,081	14,177
Operating expenses
Research and development				1,866
Selling and marketing				4,741
General and administrative				2,634
				9,241
Operating income				4,936
Financial income, net				610
Income before income taxes				5,546
Income tax expense				1,762
Net income				$3,784

(*)	Includes immaterial amounts related to maintenance costs.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 — SEGMENTAL DISCLOSURE (cont.)

B.	Revenues by geographical areas

	Year Ended December 31,
	2004	2005	2006
North America	$6,436	$12,359	$14,689
Latin America	1,103	1,833	1,690
Europe	756	1,256	2,682
Asia	1,266	682	516
Israel	71	84	188
	$9,632	$16,214	$19,765

C.	Enterprise-wide disclosure

The composition of the Group’s fixed assets, net according to their physical location is as follows:

	As of December 31,
	2005	2006
North America	$288	$663
Asia (Hong Kong)	—	61
Israel	682	757
	$970	$1,481

D.	Major customers (as percentage of total revenues)

	Year Ended December 31,
	2004	2005	2006
Customer A	—	11%	18%
Customer B	14%	*	4%

(*)	Less than 1%.

STARLIMS TECHNOLOGIES LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31, 2006	March 31, 2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,539	$2,959
Restricted short-term deposits	196	187
Marketable securities – available-for-sale	2,334	1,222
Accounts receivable (net of allowance for doubtful accounts of $291 and $236, respectively)	8,966	7,516
Other current assets	949	1,031
Total current assets	14,984	12,915
Long-Term Assets
Marketable securities – held-to-maturity	1,435	2,053
Other long-term assets	422	357
Fixed assets, net	1,481	1,607
Goodwill	1,137	1,137
Other assets, net	202	431
Total long-term assets	4,677	5,585
Total assets	$19,661	$18,500
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	$356	$330
Deferred revenues	1,821	2,052
Other current liabilities and accrued expenses	3,347	2,808
Total current liabilities	5,524	5,190
Long-Term Liabilities
Long-term deferred revenues	99	68
Accrued severance pay	32	44
Deferred taxes	37	37
Total long-term liabilities	168	149
Shareholders’ Equity
Ordinary shares, NIS 1.00 par value; authorized 15,000,000 shares; issued 7,764,869 shares; outstanding 6,490,500 and 6,492,750 shares, respectively	2,600	2,600
Additional paid-in capital	4,325	4,359
Accumulated other comprehensive income	104	54
Retained earnings	9,672	8,869
Treasury stock, at cost – 1,274,369 and 1,272,119 ordinary shares, respectively	(2,732)	(2,721)
Total shareholders’ equity	13,969	13,161
Total liabilities and shareholders’ equity	$19,661	$18,500

See notes to condensed interim consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Three Months Ended March 31,
	2006	2007
	(unaudited)
Revenues
Software licensing	$1,060	$2,679
Maintenance	644	727
Total product revenues	1,704	3,406
Services	1,616	2,001
Total revenues	3,320	5,407
Cost of revenues
Cost of products	16	6
Cost of services	1,112	1,820
Total cost of revenues	1,128	1,826
Gross profit	2,192	3,581
Operating expenses
Research and development	424	676
Selling and marketing	1,020	1,165
General and administrative	555	573
Total operating expenses	1,999	2,414
Operating income	193	1,167
Financial income, net	73	131
Income before income taxes	266	1,298
Income tax expense	84	187
Net income	$182	$1,111
Basic earnings per share	$0.03	$0.17
Weighted average number of ordinary shares used in computing basic earnings per share	6,413,124	6,490,970
Diluted earnings per share	$0.03	$0.17
Weighted average number of ordinary shares used in computing diluted earnings per share	6,544,152	6,600,400

See notes to condensed interim consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2006	2007
	(unaudited)
CASH FLOWS – OPERATING ACTIVITIES
Net income	$182	$1,111
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	88	97
Stock-based compensation	34	40
Losses (gains) related to marketable securities	11	(56)
Increase (decrease) in accrued severance pay	(4)	12
Deferred income taxes	5	6
The effect of exchange rate changes	(24)	(33)
Changes in assets and liabilities:
Decrease in accounts receivable	1,048	1,509
Decrease in allowance for doubtful accounts	—	(55)
Increase in other current assets	(100)	(42)
Increase (decrease) in trade accounts payable	70	(26)
Increase in deferred revenues	174	200
Decrease in other current liabilities	(609)	(559)
Net cash provided by operating activities	875	2,204
CASH FLOWS – INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(881)	(697)
Proceeds from sale of available-for-sale marketable securities	169	1,821
Investment in held-to-maturity marketable securities	—	(589)
Investments in restricted deposits, net	(168)	65
Loans to employees, net	(18)	(24)
Purchase of fixed assets	(72)	(215)
Acquisition of subsidiary, net of cash acquired (Appendix A)	(1,049)	—
Net cash provided by (used in) investing activities	(2,019)	361
CASH FLOWS – FINANCING ACTIVITIES
Deferred share issuance expenses	—	(238)
Proceeds from sale of treasury stock against exercise of options	159	5
Dividends paid	(1,389)	(1,914)
Net cash used in financing activities	(1,230)	(2,147)
THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	7	2
Increase (decrease) in cash and cash equivalents	(2,367)	420
Cash and cash equivalents at the beginning of the period	3,397	2,539
Cash and cash equivalents at the end of the period	$1,030	$2,959

See notes to condensed interim consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2006	2007
	(unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES
Cash paid during the period for income taxes	$1,129	$372

APPENDIX A – ACQUISITION OF SUBSIDIARY

	Three Months Ended March 31,
	2006	2007
	(Unaudited)
Current assets (excluding cash and cash equivalents)	$(439)	$—
Fixed assets, net	(120)	—
Current liabilities	638	—
Goodwill and other intangible assets	(1,128)	—
	$(1,049)	$—

See notes to condensed interim consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(U.S. dollars in thousands)

NOTE 1 — GENERAL — BASIS FOR PRESENTATION

A.	The unaudited condensed interim consolidated financial statements as of March 31, 2007 and for the three months then ended (‘‘interim financial statements’’) of STARLIMS Technologies Ltd. (‘‘the Company’’) should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the period presented. The results of operations for the three-month period ended March 31, 2007 are not necessarily indicative of the results to be expected on a full-year basis.

B.	The interim financial statements have been prepared in conformity with generally accepted accounting principles in the United States.

The accounting principles applied in the preparation of the interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

NOTE 2 — SEGMENTAL DISCLOSURE

Revenues by geographical areas

	Three Months Ended March 31,
	2006	2007
	(unaudited)
North America	$2,375	$4,056
Latin America	288	289
Europe	480	654
Asia	155	387
Israel	22	21
	$3,320	$5,407

STARLIMS TECHNOLOGIES LTD.

2,100,000 Ordinary Shares

PROSPECTUS

Oppenheimer & Co.

 JMP Securities

                                                , 2007

Until, 2007 (25 days after the commencement of the offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees

Section 258 of the Israeli Companies Law, 5759 - 1999, or the Israeli Companies Law, prohibits a company from exempting an office holder from liability for the breach of his duty of loyalty. The company may exempt an office holder from liability for the breach of his duty of care, and it may insure his liability for a breach of the duty of loyalty and the duty of care, or indemnify him for such breach, subject to the restrictions under the Israeli Companies Law, as specified below. An ‘‘office holder’’ is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any other manager directly subordinate to the general manager.

Section 259 of the Israeli Companies Law permits a company to exempt in advance an office holder from liability for the breach of his duty of care, to the extent provided in its articles of association. However, a company may not grant an exemption in advance to a director from his or her liability to the company with respect to a breach of his or her duty of care in the event of a distribution.

Section 260(a) of the Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for liabilities or expenses imposed on him or incurred by him concerning acts or omissions performed by the office holder in such capacity for:

•	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without any indictment filed against the office holder and without any monetary liability imposed on the office holder in lieu of criminal proceedings, or concluded without an indictment against the office holder but with the imposition of a monetary liability on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf, or by another person, against the office holder, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

Section 260(b) of the Israeli Companies Law specifies that an indemnification provision in a company’s articles of association may be:

•	a provision allowing the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

•	a provision allowing the company to retroactively indemnify an office holder of the company.

Section 261 of the Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders arising from their acts or omissions in such capacity which constitute any of the following:

•	a breach of the office holder’s duty of care to the company or another person;

•	a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company’s interests; and

•	a monetary liability imposed upon the office holder in favor of another person.

Section 263 of the Israeli Companies Law specifically limits the scope of these provisions and provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from his duty to the company shall be valid, where such insurance, indemnification or exemption relate to any of the following:

•	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

Pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify, or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director, a controlling shareholder or a relative of a controlling shareholder also by the shareholders at general meeting. A special majority is required if a controlling shareholder is interested in such transaction as an office holder or if the office holder is a relative of a controlling shareholder.

Our articles of association permit us to exempt an office holder, purchase insurance covering the liability of our office holders and indemnify our office holders in accordance with the Israeli Companies Law as currently in effect.

We currently maintain a directors’ and officers’ liability insurance policy that provides coverage of not more than $5 million per claim and in the aggregate per year. Our shareholders have approved, subject to the completion of the offering, an increase in such directors’ and officers’ liability insurance policy coverage to $20 million per claim and in the aggregate per year. Our shareholders have also authorized us to obtain, subject to the completion of the offering, a public offering of securities insurance policy providing coverage of not more than $25 million per claim and in the aggregate for the term of the policy, which may be up to six years following the offering.

We have provided each of our directors and officers with indemnification letters for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3.5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

Item 7.    Recent Sales of Unregistered Securities

Since May 1, 2004, we have offered and sold the following securities without registration under the Securities Act of 1933:

In May 2004, March 2005, May 2005 and August 2006, we granted options to purchase an aggregate of 240,500 ordinary shares to our and our subsidiaries’ employees, pursuant to our share option plans.

During the three years prior hereto, a total of 141,000 ordinary shares were issued upon the exercise of options granted to our and our subsidiaries’ employees.

We believe that the grant of such options and the issuance of the shares upon exercise of certain options were exempt from registration under the Securities Act because they were made pursuant to Regulation S thereunder or pursuant to an exemption from registration provided under Rule 701 thereunder.

Item 8.    Exhibits and Financial Statement Schedules

(a)    Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	English Translation of Memorandum of Association of the Registrant
3.2	English Translation of Articles of Association of the Registrant
3.3	English Translation of Certificate of Name Change*
4.1	Specimen of Ordinary Share Certificate
5.1	Opinion of Lahav, Litvak-Abadi & Co. regarding legality of the securities being registered
10.1	Employment Agreement dated November 1, 1993 with Mr. Itschak Friedman*
10.2	Employment Agreement dated November 1, 1993 with Mr. Dinu Toiba*
10.3	English Translation of Management and Consulting Agreement dated November 1, 1993 with Sivanir (Management Services) 1992 Ltd.*
10.4	2001 Option Plan*
10.5	2005 Option Plan*
10.6	English Translation of 2006 Employee Option Plan*
10.7	English Translation of Voting Agreement dated October 31, 1993 by and among Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman, as amended on December 21, 2005*
10.8	Master Software License and Services Agreement dated as of December 6, 2005 by and between Amgen Inc. and its subsidiaries and the Registrant.
21	Subsidiaries of Registrant*
23.1	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu
23.2	Consent of Lahav, Litvak-Abadi & Co. (contained in Exhibit 5.1)
23.3	Consent of Frost & Sullivan*
24.1	Power of Attorney (included in the signature page to the Registration Statement)*

*	Previously filed.

Item 9.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on this the 21st day of May, 2007.

STARLIMS Technologies Ltd.

By: /s/  Itschak Friedman

Name: Itschak Friedman

Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on May 21, 2007:

Name	Title

/s/ Itschak Friedman	Chairman of the Board of Directors and Chief Executive Officer

Itschak Friedman

*	Director and Chief Financial Officer and Principal Accounting Officer

Chaim Friedman

*	Director

Martin Bandel

*	Director

Eyal Guterman

*	Director

Dov Kleiman

*	Director

Eliane Markowitz

*	Director

Dinu Toiba

*By: /s/ Itschak Friedman Itschak Friedman (Attorney-in-fact)

STARLIMS Corporation	Authorized Representative in the United States
By: /s/ Itschak Friedman Name: Itschak Friedman Title: President

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
3.1	English Translation of Memorandum of Association of the Registrant
3.2	English Translation of Articles of Association of the Registrant
3.3	English Translation of Certificate of Name Change*
4.1	Specimen of Ordinary Share Certificate
5.1	Opinion of Lahav, Litvak-Abadi & Co. regarding legality of the securities being registered
10.1	Employment Agreement dated November 1, 1993 with Mr. Itschak Friedman*
10.2	Employment Agreement dated November 1, 1993 with Mr. Dinu Toiba*
10.3	English Translation of Management and Consulting Agreement dated November 1, 1993 with Sivanir (Management Services) 1992 Ltd.*
10.4	2001 Option Plan*
10.5	2005 Option Plan*
10.6	English Translation of 2006 Employee Option Plan*
10.7	English Translation of Voting Agreement dated October 31, 1993 by and among Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman, as amended on December 21, 2005*
10.8	Master Software License and Services Agreement dated as of December 6, 2005 by and between Amgen Inc. and its subsidiaries and the Registrant.
21	Subsidiaries of Registrant*
23.1	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu
23.2	Consent of Lahav, Litvak-Abadi & Co. (contained in Exhibit 5.1)
23.3	Consent of Frost & Sullivan*
24.1	Power of Attorney (included in the signature page to the Registration Statement)*

*	Previously filed.